Exhibit 2

MINISTERO DELL'ECONOMIA E DELLE FINANZE

ECONOMIC AND FINANCIAL DOCUMENT 2016

Section I **Italy's Stability Programme**

MINISTERO DELL'ECONOMIA E DELLE FINANZE

ECONOMIC AND FINANCIAL DOCUMENT 2016

Section I Italy's Stability Programme

Submitted by Prime Minister
Matteo Renzi

and Minister of the Economy and Finance
Pier Carlo Padoan

Adopted by the Cabinet on 8 April 2016

INTRODUCTION

The 2016 Economic and Financial Document (EFD) is the third prepared by this government. This document is thus part of a longer term economic planning strategy that started with the implementation of the initial measures in 2014. The main objectives of this strategy are widely known: the revival of growth and the relaunching of employment. The operational mechanisms can be summed up in four points: i) ongoing structural reform of the country, and stimulus to private and public investment; ii) a budget-policy orientation that is both favourable to growth and aimed at ensuring gradual, but robust, fiscal consolidation, so as to allow for a gradual reduction of the debt-to-GDP ratio; iii) the reduction of the tax burden, which is associated with more efficient expenditure and more efficient general government; and iv) the improvement of the business environment and the Italian economy’s competitive capacity.

The government’s effort in recent years has been extensive and incisive, and it has produced rather significant results in relatively brief timespan, with the return to growth and the increase in employment in 2015 representing the incontestable evidence thereof. Looking ahead, the reform effort is also designed to improve the framework for investment decisions, which will be favoured by greater efficiency of the civil justice system and government overall, the gradual reduction of the tax burden, the growing availability of financing, and measures to stimulate demand. Alongside the new measures to be adopted in the near term, a special emphasis goes to the full-scale implementation of the reforms already initiated.

The government’s extensive reform effort is to be paired with new stimulus measures, including further reduction of the tax burden and a gradual increase in public investments.  These measures will serve to bolster the recovery at a time when there is significant economic uncertainty at an international level.

External environment and results achieved

The government has conducted its economic policy in recent months in the face of an external environment that has gradually grown more problematic. In 2015, the ongoing deceleration of the large emerging economies and the Euro Area’s continuing weakness negatively influenced the trend of foreign demand for Italian goods and services; the performance of the international economy was also affected by increased volatility in the financial markets and the threat of terrorism.

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Persistent deflationary pressure in the Euro Area (partly due to continuing decreases in commodity prices, but also due to weak domestic demand) has impeded the transmission to the real economy of the exceptionally expansionist monetary-policy measures adopted by the European Central Bank; this has slowed investment, while also increasing the burden of private and public debt.

The Euro Area is also characterised by uneven distribution of growth and employment that periodically exposes it to shocks, with serious risks for the sustainability of the European project. The less-than-satisfactory convergence process – including in areas in which the integration is proceeding with greater decision, for example, in banking and finance – is perpetuating the segmentation of the area, impeding the necessary structural reform of the various economies.

The inflow of migrants and asylum seekers constitutes only one of the new and exceptional challenges for Europe, which are vividly revealing the weaknesses of the European project incapable of adopting coordinated policies and outlining common initiatives. Euroscepticism and the consensus for populist proposals are on the rise in almost all of the Member States. Given the material risk of national interests prevailing over the common good, the Italian government has proposed a detailed European strategy for growth, work and stability, so to make Europe a part of the solution to the problems that it is facing and to restore the confidence among citizens and among Member States.

Despite the fragile framework of reference, the Italian economy was once again expanding in 2015 after three consecutive years of contraction, with GDP growing by 0.8 percent in real terms and 1.5 percent in nominal terms. The growth produced benefits for employment, which rose considerably, and the unemployment rate, which was significantly lower; the improvement in labour market conditions was also associated with a positive trend of households consumption.

The positive data on industrial production in the first months of 2016 suggest a new acceleration of GDP in the quarters ahead. In line with these trends, the EFD forecasts 1.2 percent growth of GDP for 2016; under the policy scenario, growth would continue to accelerate in 2017 and 2018, also benefitting from a budget policy supporting business activity and employment.

Investments: support policies and initiatives to improve the business climate

Whereas Italy’s economic recovery in 2015 was mainly driven by exports and consumption, in 2016, it will be necessary to weigh the less-than-satisfactory growth of world trade; further improvements in competitiveness and an acceleration of investment (the component of demand that suffered the most during Italy’s economic crisis) will also be necessary for propelling GDP growth.

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In 2015, capital investment, including public investment, was once again on the rise. This is an important indication of a turnaround after years of contraction, when it became evident that it was rather easy to cut public investment spending, but also rather difficult to revive it in a relatively short time span.

The 2016 Stability Law has appropriated significant resources for the purpose of stimulating an acceleration in private and public investments. These measures have been rounded out by the request for the application of the public investments clause provided by European Union fiscal rules. The Stability Law’s key initiatives in this regard include the allowance of accelerated tax depreciation for investments made in 2016 and a tax credit for investment in southern Italy during the 2016-2019 four-year period. In addition to the aforementioned resources, the government has outlined measures capable of further improving the investment climate in Italy, and these specifically concern financing instruments, the efficiency of government and the civil justice system, as well as territorial cohesion.

In consideration of the financing difficulties encountered by small- and medium-sized businesses and start-ups, the government has made available several instruments, which are also aimed at supporting technological innovation, expenditure in research and development, and business expansion. New measures have been introduced to simplify credit access, and to encourage the capitalisation and the stock-market listing of businesses, as well as the value enhancement of patents and other intellectual property.

With numerous regulatory measures now being implemented, the Italian banking system has a more modern and competitive structure. The measures embrace: the reform of the mutual banks (banche popolari), cooperative banks, and banking foundations; the reform of insolvency and credit-recovery proceedings; the introduction of a system of public guarantees for the sale and securitisation of the non-performing loans; and the acceleration of the timing for tax deductibility of credit losses. Although remaining solid, the banking system has had to become more resilient as a result of the high level of non-performing loans. The government believes that the strategy of strengthening the credit system must also be based on changes to the civil justice system, so as to make it easier for banks to dispose of non-performing loans.

In order to facilitate business investment decisions, the Italian justice system must become more equitable and efficient, by conforming to European standards. In view of this objective, changes in the past two years have included:  introduction of online proceedings, new tax incentives for assisted negotiation and arbitration, the geographic restructuring and rationalisation of the courts, and the expansion of the sphere of application of out-of-court agreements. Reforms have also been initiated with respect to the civil process and the regulations governing troubled companies and insolvency – with the aim of increasing the opportunities for the turnaround of companies in crisis, and

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limiting their damage to the surrounding economic environment. The objectives are to simplify and streamline the judicial apparatus, with the transition aimed at engendering a more management-oriented approach for the court process.

Greater efficiency of the public administration is also essential to improving the investment climate in Italy. The public administration must be capable of delivering quality services to the public and businesses, and in this respect, regulations have already been approved regarding: the simplification and the acceleration of the administrative proceedings; the digital administration code; transparency in public tenders; and the restructuring of the police forces, port authorities, local public services, State-owned enterprises held by central and local government, and the chambers of commerce.  Other initiatives will regard:  the fight against corruption; reform of the managerial staff within the public administration; rules for full-time workers in the public sector; and the reorganisation of the Office of the Presidency of the Council of Ministers and non-economic public entities. The programme to reform the public administration will be rounded out by the implementation of the Agenda for Simplification.

National policies common to all regions need to be strengthened where delays continue to exist in developing the training of human capital, productivity and infrastructure. The changes will need to be supported with appropriate macroeconomic incentives, including those contained in the 2016 Stability Law. With the objective of contributing to reducing regional imbalances, the Masterplan for Southern Italy aims to develop productive chains, starting from areas most vital to the local economy, and increasing their entrepreneurial capacities and job skills.

The development of the projects promoted by the European Fund for Strategic Investments (the heart of the so-called Juncker Plan) is also contributing to the revival of private investment. According to the latest data in reference, Italy has 29 initiatives in process, between financing agreements and infrastructure projects, for €1.7 billion of resources. Considering the leverage effect, additional investments of approximately €12 billion can be made.

Budget policy focused on growth and public finance sustainability

The trend of Italy’s public finances is subject to certain limitations, first and foremost of which is the need to reduce the public debt as a percentage of GDP.

The debt-to-GDP ratio essentially stabilised in 2015; it is projected to decrease from 132.7 to 132.4 percent in 2016, and eventually drop to 123.8 percent by 2019. Reversing the trend of the debt is a strategic objective for the government. With the target of cutting net borrowing to 2.6 percent of GDP in 2015 having been met, the deficit is slated to decline further, to 2.3 percent in 2016. Additional budget leeway in later years should be provided from savings on expenditure, achieved through the expansion of the spending review process,

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INTRODUCTION

which will also address tax expenditure, and tools to increase fiscal compliance and reduce the margins for tax avoidance. With the combination of these measures, the ratio of net borrowing to GDP should descend to 1.8 percent in 2017.

The fiscal consolidation effort is benefitting from the programme to privatise State-owned companies and real estate. This programme is an essential tool for modernising the State-held companies, and contributing to reduction of the public debt.

Current budget policy is in line with that adopted in the past two years in that it impacts the mix of revenue and expenditure in a manner favourable to growth, but it is also focused on budgetary discipline and respect of the European rules.  It is sufficient to note that Italy is the country that reported the highest cyclically adjusted primary surplus on average in the Euro Area during the years of the financial crisis; Italy was one of the few countries to have achieved a positive primary balance, while most Euro Area countries witnessed deterioration in their position during the period considered.

The government believes fiscal tightening is inappropriate and counterproductive in consideration of various factors: i) real risks of deflation and stagnation, referable to the international economy; ii) insufficient coordination of budget policies in the Euro Area, whose overall budget policy is inadequate when considering the evident lack of aggregate demand; and iii) the undesired effects of excessive fiscal tightening, which could end up exacerbating, rather than improving, the path of adjustment of the debt-to-GDP ratio.

***

Over the years, Italy has accumulated a high debt whose management has been made more difficult by i) the contraction of the economy caused by the recession, and ii) increasing deflationary pressures. In spite of this, budget policy can favour growth by synchronising the expectations of businesses and households with a credible outlook for reduction of the debt-to-GDP ratio and by an improved mix of public policy. With reference to the first objective, it is noted that budget policy achieved its targets in the past two years, without any corrective measures during the year and without increases in taxation on income from employment, corporate taxes or consumption; by contrast, a decrease in the tax burden of 0.8 percentage points was achieved during the period. With reference to the second objective, the spending review will be made more effective by the reform of the process for State budget preparation. This reform will help to overcome the ‘state of emergency’ reasoning that has inspired budget policy and economic policy in recent years; it will increase the accountability of the owners of spending decisions, while also facilitating an examination of the entire budget structure, instead of only changes implemented with the Stability Law.

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The institutional reforms approved by Parliament are also functional to an economic policy geared to the medium/long term. The reform of the electoral law, the abandonment of bicameral legislature, and the revision of the allocation of responsibility between the central and local governments will ensure more stable and effective political governance. These crucial reforms, which will allow Italy to get beyond some of its historical limitations, have been made even more significant by the growing fragility that the long economic crisis has been injecting into the political-institutional systems of various European countries. Given the prospect of uncertainty and weakness that is spreading across the global panorama, these reforms will reinstate Italy’s capacity to compete with, and to measure up to, the world’s leading economies.

Pier Carlo Padoan
The Minister of the Economy and Finance

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CONTENTS

I.	OVERALL FRAMEWORK AND ECONOMIC-POLICY OBJECTIVES
I.1	Macroeconomic forecasts
I.2	Aggregate demand: recent trends and prospects
I.3	Public finance: 2015 final data and 2016 targets
I.4	Structural balances, European fiscal rules and medium-term objectives
I.5	Budget policy for 2017-2019
I.6	Reduction of debt-to-GDP ratio

II.	MACROECONOMIC FRAMEWORK
II.1	Macroeconomic framework
II.2	Italy’s economy

III.	NET BORROWING AND PUBLIC DEBT
III.1	Final data and forecasts at unchanged legislation
III.2	Margins of flexibility of the Stability and Growth Pact
III.3	Public finance: policy scenario
III.4	Immigration emergency and related costs
III.5	Financial impact of National Reform Programme measures
III.6	Trend of debt-to-GDP ratio
III.7	The debt rule and other relevant factors

IV.	SENSITIVITY AND SUSTAINABILITY OF THE PUBLIC FINANCES
IV.1	Short-term scenarios
IV.2	Medium-term scenarios
IV.3	Long-term scenarios

V.	QUALITY OF PUBLIC FINANCE
V.1	Actions taken and indications for future years
V.2	Spending review

VI	INSTITUTIONAL ASPECTS OF PUBLIC FINANCE
VI.1	State budget reform
VI.2	Fiscal rules for local government

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TABLES

Table I.1	Public finance indicators
Table II.1	Macroeconomic framework based on unchanged legislation
Table II.2	Base assumptions
Table II.3a	Macroeconomic prospects
Table II.3b	Prices
Table II.3c	Labour market
Table II.3d	Sector accounts
Table III.1	General government budgetary prospects
Table III.2	Differences compared with previous Stability Programme
Table III.3	Amounts to be excluded from the expenditure rule
Table III.4	Scenario at unchanged policies
Table III.5	State sector and public sector: cash balances
Table III.6	Cyclically adjusted budget
Table III.7	Financial impact of measures in NRP grids
Table III.8	Public debt determinants
Table III.9	General government debt by subsector
Table III.10	Minimum Linear Structural Adjustment (MLSA)
Table III.11	Respect of the debt rule: forward-looking benchmark
Table IV.1	Heat map about variables underlying the SO indicator for 2015
Table IV.2	Summary of macro-fiscal shocks
Table IV.3	Sensitivity to growth
Table IV.4	Public expenditure for pensions, healthcare, long-term care, education and unemployment compensation
Table IV.5	Sustainability indicators
Table V.1	Cumulative net impact of 2015 main legislation on general government net borrowing
Table V.2	Cumulative impact of 2015 main legislation on general government net borrowing
Table V.3	Cumulative net impact of 2015 main legislation on general government net borrowing by sub-sector
Table V.4	Impact of the Decree-Law No. 185/2015 on general government net borrowing
Table V.5	Impact of the Decree-Law No. 191/2015 on general government net borrowing
Table V.6	Cumulative net impact of 2016 Stability Law and Decree-Law No. 18/2016
Table V.7	Cumulative impact of 2016 Stability Law and Decree-Law No. 18/2016
Table V.8	Cumulative net impact of the 2016 Stability Law and of the Decree-Law No. 18 of the 2016 on general government net borrowing by sub-sector

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Table V.9	Impact of 2016 Stability Law on general government net borrowing
Table V.10	Impact of Decree-Law No. 18/2016 on general government net borrowing
Table V.11	Measures to streamline expenditure (contribution to net borrowing)
Table V.12	2016 Stability Law – Measures to streamline expenditure (contribution to net borrowing)

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FIGURES

Figure I.1	Real GDP growth rates: trend and quarter-on-quarter changes
Figure I.2	Trend growth rates of GDP deflator and consumer prices
Figure I.3	Real effective exchange rates for Italy and the Euro Area
Figure I.4	Net borrowing, primary balance and interest expenditure
Figure II.1	Export and import volumes by geographic area - 2015
Figure II.2	Export and import volumes by sector – 2015
Figure II.3	Interest rates applied on loans to non-financial corporations and households
Figure III.1	Arrivals of migrants on Italy’s coasts (1991-2015)
Figure III.2	Migrants in reception facilities (2013-2016)
Figure III.3	Public debt determinants
Figure III.4	Trend of debt-to-GDP ratio (including and excluding loans to Euro Area countries)
Figure III.5	Minimum linear structural adjustment and debt rule at unchanged legislation
Figure III.6	Minimum linear structural adjustment and debt rule in policy scenario
Figure IV.1	Interest expenditure as percentage of GDP and weighted average cost at issuance
Figure IV.2	Trend of government securities yields: 1-, 5- and 10-year maturities
Figure IV.3	BTP-BUND yield differential: 10-year benchmark
Figure IV.4A	Stochastic projection of the debt-to-GDP ratio with temporary shocks
Figure IV.4B	Stochastic projection of the debt-to-GDP ratio with permanent shocks
Figure IV.5	SO indicator and sub-components
Figure IV.6	Medium-term forecast of debt-to-GDP ratio in high and low growth scenarios
Figure IV.7	Public debt sensitivity to increase/decrease in net flow of immigrants
Figure IV.8	Sensitivity to macroeconomic assumptions. Higher/lower productivity growth
Figure IV.9	Sensitivity to macroeconomic assumptions. Higher/lower TFP growth
Figure IV.10	Sensitivity to macroeconomic assumptions. Rates of employment and rates of activity of the elderly
Figure IV.11	Sensitivity of public debt to assumptions of healthcare expenditure in risk scenario
Figure IV.12	Public debt sensitivity to the structural primary surplus
Figure IV.13	Impact of reforms on the debt-to-GDP ratio
Figure V.1	Italy’s primary current expenditure, net of social benefits, 1998-2019
Figure V.2	Primary current expenditure with and without social benefits (percentage cumulative change 2009-2015)

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FOCUS SECTIONS

Chapter II	Recent labour market trends
Revision of growth estimates compared with Draft Budgetary Plan (DBP)
Risk analysis (sensitivity analysis) with respect to exogenous variables
ITEM model updating and verification of changes in fiscal multipliers

Chapter III	Investments clause: principal developments with respect to projects
Assessment of significant deviations and the expenditure rule
The estimation of potential output: an enhanced methodology for Italy
Expenditure for the immigration emergency

Chapter IV	Medium-term trend of debt in a low-growth and low-inflation scenario
Pension system reform
State guarantees

Chapter V	Measures to fight tax evasion
Public Development Aid (PDA)
Public administration: measures to upgrade and to increase efficiency

Chapter VI	Public investment and moving beyond the restrictions of the Domestic Stability Pact

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I.	OVERALL FRAMEWORK AND ECONOMIC-POLICY OBJECTIVES

After three consecutive years of contraction, Italy’s economy was once expanding in 2015 (+0.8 per cent). In 2016, the growth continues and is getting stronger (+1.2 per cent). Employment is growing, unemployment is declining, the public accounts are improving, and taxes are decreasing: the government is maintaining a rigorous policy, but has also inaugurated expansionist measures that will finally make it possible for the country to get back on track. This scenario is unfolding even though the international framework showed clear signs of worsening in the final months of 2015, due to difficulties in the Euro Area, the gradual deceleration of the emerging economies, and the threat of terrorism.

I.1 MACROECONOMIC FORECASTS

ISTAT’s official estimates confirm that Italy’s economy was once again growing in 2015, after three years of contraction; GDP rose by 0.8 per cent in real terms and 1.5 per cent in nominal terms. Nominal GDP for 2015 was in line with the estimate published in September (€1,636.4 billion versus €1,635.4 billion), including for the effect of the revisions of the data for prior years.

FIGURE I.1: REAL GDP GROWTH RATES: TREND AND QUARTER-ON-QUARTER CHANGES

Source: ISTAT.

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With reference to 2016 and the years thereafter, this Stability Programme estimates that real GDP will grow by an annual rate of 1.2 per cent for the 2016-2018 three-year period, based on unchanged legislation. The real growth forecast under the policy scenario is higher over the entire three-year period. The forecasts of inflation and the growth of the GDP deflator have been updated, resulting in a lower level of nominal GDP in 2019, the final year of the forecast.  In any event, the revisions are limited, with the new forecast of nominal GDP for 2019 only 0.9 per cent below that from September 2015, when based on unchanged legislation; the comparable figure under the policy scenario is lower by 1.5 per cent.
According to the new forecast, GDP is projected to grow this year by 1.2 per cent in real terms and 2.2 per cent in nominal terms. In the forecast based on unchanged legislation, the real growth rate for the next few years is projected to remain around the 2016 level, whereas the nominal rate should accelerate as a result of increased use of productive resources and the recovery of the prices of oil and other commodities.
Under the policy scenario, after increasing by 1.2 per cent in 2016, the real GDP growth rate for the 2017-2019 three-year period is higher than in the forecast based on unchanged legislation, with the differences due to fiscal policy that is still rigorous, but more focused on promoting economic activity and employment. Real GDP is pegged to grow by 1.4 per cent in 2017, 1.5 per cent in 2018, and 1.4 per cent in 2019.

FIGURE I.2: TREND GROWTH RATES OF GDP DEFLTOR AND CONSUMER PRICES

Source: ISTAT.

The growth of prices (and thus, the growth of the GDP deflator) is initially lower in the policy scenario than in the scenario based on unchanged legislation. As explained in Section I.5 below, this is because the total amount of the budget measures would be less, and the indirect tax increases provided by the safeguard clauses would be substituted with alternative measures for selective revision of

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expenditure, including of a fiscal nature. In the second part of the forecast period, (2018-2019 two-year period), nominal GDP would grow by a higher rate in the policy scenario than in the scenario based on unchanged legislation. This is explained by the better overall performance of the economy.

I.2 AGGREGATE DEMAND: RECENT TRENDS AND PROSPECTS

After posting a positive growth rate in 2015 (+0.8 per cent), the Italian economy should see a continuing and stronger growth rate in 2016 (+1.2 per cent). This scenario is developing despite a highly difficult and fragile European and international economic framework, and also when considering: the deceleration of the large emerging economies; the continuing slow pace of the European recovery; the economic and emotional toll of the terrorist attacks; and the performance of the international financial markets. Against this backdrop, GDP growth is expected to rise in the first quarter of 2016, since it is estimated that industrial production is growing close to 1 per cent quarter on quarter.

FIGURE I.3: REAL EFFECTIVE EXCHANGE RATES FOR ITALY AND EURO AREA

Source: Bank of Italy and ECB.

The new scenario has incorporated the deterioration of the international macroeconomic framework as indicated by market forecasts and by leading international organisations, such as the OECD, the IMF and the European Commission. It should also be noted that the decline of oil prices has sustained domestic demand in oil-consuming countries, such as Italy, but it has reduced the consumption and imports of oil-producing countries that were markets where Italian exports had grown significantly through the end of 2014. In addition, the euro exchange rate, though competitive in the long term, has recently appreciated on a weighted basis, rising to its highest level since the start of 2015.

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There is the risk that consensus estimates exaggerate the actual slowdown of the world economy, especially in the more advanced countries. Indeed, the compass of global growth is once again pointing in the direction of such countries, as a result of economic and political developments, such as the decline of the China’s growth and the decline of oil prices. In any event, the new forecasts are more cautious with respect to the future performance of exports and, to a lesser extent, the performance of investments, since international economic and geopolitical risks cannot be ignored.
The growth forecasts for household consumption presented in September have been essentially confirmed. Although consumer confidence indicators experienced a decrease during the winter months, their recent performance seems consistent with a moderately expansionist trend overall, with rather dynamic momentum for some components of durable goods (e.g. auto purchases). New car registrations had average year-on-year growth of 21.0 per cent in the first quarter of 2016, after having climbed by 17.2 per cent in the fourth quarter of 2015.
The latest available surveys indicate that gross fixed investment should grow in 2016, not only with respect to transportation means, but also the more quantitatively relevant components of construction, machinery, equipment and products developed from intellectual property. The updated forecast is slightly lower than in September, especially due to fewer carry-over effects from 2015. In any case, the forecast also contemplates that the rate of growth of gross fixed investment will accelerate from 0.8 per cent overall in 2015 to 2.2 per cent in 2016, and therefore, in the policy scenario, to 3.0 per cent in 2017 and 3.2 per cent in 2018.

I.3 PUBLIC FINANCE: 2015 FINAL DATA AND 2016 TARGETS

The general government net borrowing target for 2015 was achieved (2.6 per cent of GDP). The decline of interest payments was accompanied by improvement of the primary balance, even though that was slightly less favourable than forecast; the surplus amounted to 1.6 per cent of GDP versus the 1.7 per cent forecast in September. The difference is explained by lower direct tax revenue and capital account revenue, and higher expenditures for intermediate consumption, when compared with the September projections. Instead, other aggregates outperformed the forecast; this was the case with the growth of indirect taxes, and the decreases in expenditure for employee compensation, social benefits in cash, and other primary current expenditure.
For 2016, the government is forecasting net borrowing of around 2.3 per cent of GDP, against a September target of 2.2 per cent, which was later increased to 2.4 per cent in connection with the security and culture measures ordered in November following the terrorist attacks in France. The projections for interest payments on the public debt for 2016 have been scaled down with respect to September, from 4.3 per cent to 4.0 per cent of GDP, while the primary surplus is estimated to be below the target of 2.0 per cent outlined in the EFD Update in September 2015.
The primary surplus is pegged at 1.7 per cent of GDP, for a slight increase over 2015. The forecast considers the following:  the actual capacity to spend the

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amounts provided by the spending authorisations; the significant administrative commitment to tax collections; and the actions undertaken for moderately growing the proceeds from the divestiture of real property.

TABLE I.1: PUBLIC FINANCE INDICATORS (% of GDP) (1)
	2014	2015	2016	2017	2018	2019
POLICY SCENARIO
Net borrowing	-3.0	-2.6	-2.3	-1.8	-0.9	0.1
Primary balance	1.6	1.6	1.7	2.0	2.7	3.6
Interest	4.6	4.2	4.0	3.8	3.6	3.5
Structural net borrowing (2)	-0.8	-0.6	-1.2	-1.1	-0.8	-0.2
Changes in structural balance	-0.1	0.2	-0.7	0.1	0.3	0.6
Public debt (including support) (3)	132.5	132.7	132.4	130.9	128.0	123.8
Public debt (net of support) (3)	128.8	129.1	129.0	127.5	124.7	120.6
Debt rule target (4)				123.6
Cumulative change in primary balance			0.0	-0.4	-0.6	-0.3
Privatisation proceeds		0.4	0.5	0.5	0.5	0.3
SCENARIO BASED ON UNCHANGED LEGISLATION
Net borrowing	-3.0	-2.6	-2.3	-1.4	-0.3	0.4
Primary balance	1.6	1.6	1.7	2.4	3.3	3.9
Interest	4.6	4.2	4.0	3.8	3.6	3.5
Structural net borrowing (2)	-0.9	-0.6	-1.3	-0.8	-0.1	0.1
Changes in structural balance	-0.2	0.2	-0.7	0.5	0.7	0.2
Public debt (including support) (3)	132.5	132.7	132.4	130.3	127.3	123.5
Public debt (net of support) (3)	128.8	129.1	129.0	126.9	124.0	120.3
MEMO: Draft Budgetary Plan 2016 (October 2015)
Net borrowing, based on unchanged legislation		-2.6	-2.2	-1.1	-0.2	0.3
Structural net borrowing (2)		-0.3	-0.7	-0.3	0.0	0.0
Public debt (5)		132.8	131.4	127.9	123.7	119.8
MEMO: 2015 EFD Update (September 2015)
Net borrowing	-3.0	-2.6	-2.2	-1.1	-0.2	0.3
Primary balance	1.6	1.7	2.0	3.0	3.9	4.3
Interest	4.7	4.3	4.3	4.1	4.1	4.0
Structural net borrowing (2)	-0.7	-0.3	-0.7	-0.3	0.0	0.0
Changes in structural balance	0.0	0.3	-0.4	0.4	0.3	0.0
Public debt (5)	132.1	132.8	131.4	127.9	123.7	119.8
Nominal GDP based on unchanged legislation (absolute value x 1,000)	1,611.9	1,636.4	1,671.6	1,715.8	1,764.8	1,818.4
Nominal GDP based on policy scenario (absolute value x 1,000)	1,611.9	1,636.4	1,671.6	1,712.9	1,765.3	1,822.2
(1) Discrepancies, if any, are due to rounding.
(2) Net of one-off measures and cyclical component.
(3) Inclusive or net of Italy's portion of loans to Member States (bilateral or through the EFSF) and the ESM capital contribution. As of 2015, the amount of such outflows was approximately €58.2 billion, inclusive of €43.9 billion for bilateral loans and loans through the EFSF and €14.3 billion for the ESM programme (see Bank of Italy, Supplement to the statistical bulletin: Public finance, borrowing and debt, No. 15 of 15 March 2016). The estimates include the proceeds from privatisations amounting to approximately 0.42 per cent of GDP in 2015, 0.5 per cent of GDP in 2016, 2017 and 2018, and 0.3 per cent of GDP for 2019. In 2015, the provisional estimate of the public debt issued in March by the Bank of Italy was increased by approximately 0.1 percentage points of GDP following the reclassification within the General Government Account of the National Resolution Fund set up for the bailout of certain credit institutions (pursuant to Article 78 of Legislative Decree No. 180 of 16 November 2015). The estimates based on unchanged legislation incorporate the assumption of a modest reduction of the MEF’s liquidity balances (approximately 0.28 per cent of GDP in 2017 and 0.14 per cent of GDP in 2018); the policy scenario forecasts incorporate a further reduction of 0.14 per cent of GDP in 2019. The interest rate scenario used for the estimates is based on implicit forecasts derived from the forward rates on Italian government securities with respect to the period for compiling this document.
(4) Level of the debt-to-GDP ratio that would ensure the observance of the rule in 2017 on the basis of the forward-looking criterion as of 2019.  For additional details, reference should be made to Section III.7 of this document.
(5) Inclusive or net of Italy's portion of loans to Member States (bilateral or through the EFSF) and the ESM capital contribution. The estimates include the proceeds from privatisations amounting to approximately 0.4 percentage points of GDP in 2015 and approximately 0.5 per cent of GDP for each year from 2016 to 2018.

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FIGURE I.4: NET BORROWING, PRIMARY BALANCE AND INTEREST EXPENDITURE (% of GDP)

Source: ISTAT. As from 2016, EFD objectives under policy scenario.

I.4	STRUCTURAL BALANCES, EUROPEAN FISCAL RULES AND MEDIUM-TERM OBJECTIVES

The structural balance corresponding to net borrowing of 2.3 per cent of GDP in 2016 would be equal to 1.2 per cent of GDP, with a deterioration of  approximately 0.7 percentage points compared with the level of 2015. As previously made known, on a basis consistent with the European Commission’s Communication on Flexibility in the Stability and Growth Pact (SGP) published in January 20151, Italy requested flexibility to the extent of 0.5 percentage points of GDP for structural reforms and 0.3 percentage points of GDP for public investment. Italy also requested additional flexibility amounting to 0.2 percentage points of GDP in order to take into account expenditures in relation to the immigration emergency2.
In July 2015, on the basis of Italy’s initial request for flexibility amounting to 0.4 percentage points, the European Council recommended that Italy improve its structural balance in 2016 by an amount equal to 0.1 percentage points of GDP3. Later, the ECOFIN Council decided to impose a limit amounting to 0.75 per cent of GDP on the total amount of the reform and investment clauses4.
Were Italy’s request for flexibility be granted completely, the Council’s original recommendation would translate into a change in the structural balance of -0.25 percentage points of GDP in 2016. In relation to this new benchmark, the change of -0.7 percentage points of GDP now forecast would not constitute a ‘significant deviation’, and therefore, it is compatible with the ‘preventive arm’ of the SGP.

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1 European Commission, ‘Making the best use of flexibility within the existing rules of the Stability and Growth Pact’, 13 January 2015.
2 EFD Update, September 2015 and Italy’s Draft Budgetary Plan, October 2015.
3 European Council recommendation of 14 July 2015 about Italy’s National Reform Programme, and opinion about Italy’s Stability Programme.
4 Common position adopted by the ECOFIN Council on 12 February 2016 (Document No. 14345/2015).

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The new policy scenario presented here provides for reducing general government net borrowing to 1.8 per cent of GDP in 2017 and to 0.9 per cent in 2018, thereby bringing the balance to a slight surplus in 2019 (0.1 per cent of GDP).
On a structural basis, the Department of the Treasury’s estimates, as based on the method agreed at a European level5, would lead to improvement in the balance, which goes from -1.2 per cent of GDP in 2016 to -1.1 per cent in 2017, -0.8 per cent in 2018 and -0.2 per cent in 2019. This last level would essentially ensure the achievement of Italy’s Medium-Term Objective (MTO).
As a matter of principle, the rules for moving back toward the MTO would require improvement of the structural balance of at least 0.5 percentage points of GDP in 20176. The government believes such fiscal tightening is inappropriate and counterproductive in consideration of the following main factors:
i) Risks of deflation and stagnation. As already argued, the global framework is marked by deflationary pressures, and by economic and geopolitical risks. European growth remains sluggish, and the downward pressures on prices from the energy and industrial sector are being transferred to the entire price system.  As such, there are risks of fuelling expectations of further price reductions, with possible adverse effects on growth.
ii) Insufficient coordination of budget policies in the Euro Area. The European Commission has recommended a budget policy for the Euro Area that is at least neutral, while also urging the countries with a more solid position to use fiscal expansion margins, particularly in favour of investment. However, such policy recommendations do not appear to be appropriately taking hold, with the result that the budget-policy stance appears restrictive in the face of an evident lack of aggregate demand, high unemployment, and under-utilisation of productive capacity. Also unsatisfactory is the progress in structural reforms, an area where Italy has instead made much improvement with reference to almost all of the Council’s recommendations.
iii) Undesired effects of excessive fiscal tightening. As argued in Chapter II of this document, fiscal multipliers have increased in the countries (including Italy) that have experienced long and severe recessions. This means that pronounced fiscal tightening could cause additional recessionary repercussions, and could undermine GDP growth prospects and public finance sustainability in the medium term. The government believes it is crucial to support aggregate demand and to improve Italy’s competitiveness. The recovery of investment is needed for improving growth potential.  This recovery is not likely to happen if the stagnation continues.
iv) Costs of structural reforms. As discussed in the National Reform Programme, the extensive and powerful reforms adopted by the government in 2014-2015, and the full implementation of these and other reforms planned for the years to come will have highly beneficial effects on the investment climate in

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5 The Treasury’s estimates differ only in (i) the underlying macroeconomic forecast (with the Treasury’s forecast horizon of four years versus the Commission’s forecasts of 2016 and 2017 only), and (ii) the initialisation of the variance for the calculation of NAWRU. See Focus in Chapter III of this document.
6 European Commission, ‘Vade Mecum on the Stability and Growth Pact - 2016 edition’, Institutional Paper 021, March 2016.

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Italy and on the country’s growth potential. However, the reforms need time to produce their positive effects, and can, in some cases, entail costs in terms of the public budget or have an initially unfavourable impact on the economy (one might consider, for example, all of the changes occurring in the banking system). For this reason, the implementation of highly restrictive policies is inopportune.
v) Underestimation of the output gap. As indicated repeatedly in previous official documents, the valuation of both potential growth and the output gap is the basis for calculating the structural balance of public finance. The government adopts the methodology established at a European level in calculating such variables. It is, however, evident that the valuation of Italy’s output gap produces adverse and counter-intuitive results, that can be a source of pro-cyclical policies, and thus potentially recessive. Chapter III.3 presents alternative estimates of potential GDP, which improve the quality of the econometric estimate and demonstrate that the government’s planned strategy of deficit reduction would be fully in line with the preventive arm of the SGP if the output gap were to be more realistically valued.

I.5 BUDGET POLICY FOR 2017-2019

The safeguard clauses that are slated to become operational in 2017 can be valued at the equivalent of approximately 0.9 per cent of GDP. The government’s intention in drafting the forthcoming Stability Law is that of neutralising the clauses by implementing a completely different budget. The budget will be finalised in the next few months, and will be designed to ensure the achievement of net borrowing equal to 1.8 per cent of GDP in 2017, through a mix of measures to revise public spending (including fiscal expenditures) and instruments to grow fiscal compliance while reducing the margins for tax avoidance and tax evasion. The foregoing applies without prejudice to the continuation, on a basis compatible with budget equilibrium, of the process to reduce the income tax burden for households and businesses.
More specifically, the initiatives regarding the spending review are to be broadened in the 2018-2019 period, while the organisational and regulatory effort aimed at boosting tax revenue will continue through measures designed to fight tax evasion and to improve fiscal compliance, in a scenario where tax rates are held constant.

I.6 REDUCTION OF DEBT-TO-GDP RATIO

The reduction of the general government debt stock in relation to GDP remains a priority for the government. Italy was very close to achieving this objective in 2015, given the debt-to-GDP ratio rose only marginally, from 132.5 per cent in 2014 to 132.7 per cent in 2015.  One-half of the increase was moreover due to the classification of the National Resolution Fund for credit institutions as part of the general government budget. Contributing to the near stabilisation of the debt were privatisation proceeds and divestitures amounting to more than 0.4 per cent of GDP.
The debt-to-GDP ratio is projected to decrease to 132.4 per cent for 2016. While privatisations and divestitures should provide a contribution equal to 0.5 per

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cent, the decrease in the general government’s borrowing requirement is expected to be less than the decrease in the net borrowing. This difference should contract in subsequent years, and as such, the gross debt is projected to fall to 123.8 per cent of GDP in 2019 under the policy scenario.

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II.1 MACROECONOMIC FRAMEWORK

Global GDP grew by 3.0 percent in 2015, thereby decelerating with respect to 3.3 percent expansion for the previous year. Exports in goods and services in terms of volumes was basically stagnant, growing by only 1.6 percent on average for the year, according to the European Commission; such growth represents a decrease from the 2.9 percent increase posted for 2014 and is well below the long-term average1.
GDP growth for the Euro Area amounted to 1.6 percent, rising with respect to the previous year (0.9 percent). Most of the growth came from private consumption and fixed investment, which are, however, still below the levels recorded in previous cyclical recoveries. Though declining, the unemployment rate for the Euro Area still remained high (10.3 percent at January 2016).
Budget policy took on a less restrictive tone, partly due to the need to tackle the humanitarian emergency caused by the war in Syria and the wave of immigration from the Middle East and Africa. The highly expansionist bent of the European Central Bank’s monetary policy contributed to ensuring a certain degree of financial stability, but it has not yet achieved the results hoped for in terms of real growth and inflation. The inflation rate remains close to zero, while economic growth has not sufficiently been supported by a recovery of bank lending.
In an attempt to ward off deflationary trends and to facilitate the granting of loans to the economy, the European Central Bank (ECB) recently revised the rate on main financing operations, pegging it a zero; the marginal lending facility was cut to 0.25 percent; and the deposit facility rate was set at -0.40 percent. The ECB also inaugurated four new targeted long-term refinancing operations (TLTRO II) with maturity of four years; the refinancing rate on the TLTRO II could eventually be equal to the rate on deposits. Finally, the Quantitative Easing (QE) Programme has been expanded to cover €80 billion per month, and the programme has been changed to allow for purchases of bonds issued by non-financial businesses, provided the borrowings are for non-speculative investment.
In the United States, GDP growth in 2015 was on par with the previous year (2.4 percent), while the unemployment rate continued to decline, and hit a low level (4.9 percent). In view of the slowing of the global economy and the sluggish performance of investments, the Federal Reserve retreated from its tightening in December 2015, and left the target range for the reference rate unchanged between 0.25 percent and 0.50 percent, while also revising downward the magnitude of further increases planned in the near term.

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1Source: European Commission, Winter Forecast 2016.

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In Japan, GDP rose by 0.5 percent, accelerating with respect to 2014 (0.0 percent); the growth was mainly due to the positive contribution of exports and public consumption. The Bank of Japan’s monetary policy remains very accommodating, and embraces both negative rates on deposits (-0.1 percent) and a quantitative easing programme for JPY 80 trillion per year.
Turning to the main emerging economies, it is noted that China is transitioning from an export-based growth model to a model based on domestic demand; GDP growth in 2015 amounted to 6.9 percent, and was thus below prior-year levels. The manufacturing sector expanded by 5.9 percent, with fixed investment growing by 11.8 percent in real terms; the foreign sector witnessed a reduction in net exports equal to 7.0 percent.  India, instead, experienced a strong expansion in 2015, with GDP growth of 7.3 percent.
According to the European Commission’s most recent forecasts, the global economy growth rate should rise to 3.3 percent in 2016, with the international trade rising by 3.5 percent. More specifically, the forecasts indicate growth figures as follows: the Euro Area, +1.7 percent (with the unemployment rate at 10.5 percent); the United States, +2.7 percent; and Japan, +1.1 percent. In 2017, global GDP is expected to rise by 3.5 percent, with a 4.2 percent increase in trade. The global figure incorporates: the Euro Area, growth of 1.9 percent; the United States, +2.6 percent; and Japan, +0.5 percent. Current consensus estimates provide slightly lower figures2.
Even though the outlook for the global economy remains oriented toward a moderate recovery, the international scenario is still mainly associated with downside risks.  Financial vulnerability has increased, as shown by the worldwide declines in stock and bond prices in late 2015 and early 2016. The economic recovery in advanced economies is still fragile, and has been accompanied by exceptionally low rates of inflation. The declining price of oil and the difficulties encountered in the Chinese manufacturing sector (where there is a sizeable excess of productive capacity) have produced deflationary pressures whose effects have not yet been completely exhausted. Expansionist monetary policies have been, at least for now, only partially effective. In addition, certain emerging countries are looking increasingly vulnerable to international capital flows and high levels of domestic debt. The geopolitical situation in various areas of the planet is also a concern.
Among the upside risks are (i) low oil prices, which could stimulate the domestic demand of oil-importing countries for an even longer period, and (ii) the full manifestation of the expansionist effects of monetary policies, which are currently below expectations. On the other hand, a gradual increase in the prices of oil and other commodities would facilitate a more rapid recovery of the producer countries, thereby providing a greater impulse to global demand. A rally in the stock market and the reduction of financial market volatility could serve as a catalyst for the effectiveness of the expansionist monetary policy. Domestic demand in the Euro Area could be sustained by a more rapid recovery of the con-

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2 The new projections of the European Commission and leading international organisations (IMF, World Bank and OECD), which are to be made available in April and May, will most probably shave the growth estimates for 2016, and to a lesser extent, for 2017.

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struction industry, which, during the crisis, reabsorbed most of the imbalances that had accumulated previously.

II.2 ITALY'S ECONOMY

In 2015, the trend of real GDP was back in positive territory after three consecutive years of contraction: the result achieved (+0.8 percent) is essentially in line with the official estimates published in October in the Draft Budgetary Plan (+0.9 percent).
ISTAT’s estimates indicate that GDP growth slowed after a relatively robust phase of recovery in the first half of 2015. In actual fact, domestic demand, net of inventories, continuously expanded, reaching year-on-year growth levels of more than 1.5 percent by year end. The contribution of net exports was negative due to mostly the intense recovery of imports and, to a lesser extent, a partial slowdown of exports.
Already rising in 2014, private consumption accelerated further (+0.9 percent), driven by better labour market conditions, the recovery of real disposable income (+0.8 percent), and improvement of credit conditions. Durable goods proved to be the strongest performing component of household consumption, particularly in the first half of the year; this situation is typical of phases of recovery of the economic cycle, when the purchase of durable goods represents a leading indicator with respect to the consumption of other types of goods and services. On the other hand, the policies for holding down the general government expenditure on employee compensation and intermediate consumption were successful in reducing real public consumption (-0.7 percent), the trend of which has been negative, without interruption, since 2011.
Although the economy witnessed a sizeable increase in investment in transportation means (+19.7 percent), the growth of investment in machinery is still not satisfactory. Investments in construction recovered in the second half of the year, although the performance for the year was still negative (-0.5 percent).
Despite a slowdown in world trade, exports rose by 4.3 percent, partially benefitting from the depreciation of the euro. The trend of imports was more robust (+6.0 percent), with the strong increase possibly the consequence of various factors, some of which are temporary. One could argue at any rate that the growth of imports in 2015 was linked, on the one hand, to exports (importation of intermediate goods and reconstruction of inventories for the production of export goods) and on the other hand, to the recovery of consumption (considering that many durable and semi-durable goods are produced abroad).
On the supply side, a recovery was seen in the value added from the farm sector (+3.8 percent) and from the manufacturing sector (+1.3 percent); the construction industry was still contracting (-0.7 percent), although it experienced strong improvement in the final part of the year. The services sector, which is crucial for the entire economy because of its weight, ended 2015 with modest growth (+0.4 percent), with varied performance seen from component to component. The result incorporates the negative performance of the non-market component (-0.8 percent), while retailing, lodging, food-and-beverage,

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transportation, and warehousing services (which account for approximately 20 percent of GDP) experienced growth with respect to 2014 (+1.2 percent). The trend of real estate services and professional services was slightly positive (+0.5 percent), with the two components accounting for more than 20 percent of total economic activity.
The labour market data for 2015 demonstrate that the government’s measures have had positive effects on employment. The number of employed, in terms of both FTEs and the work force, was higher by 0.8 percent. On the basis of data referring to the work force, the increase in employment was derived from both workers on fixed-term contracts and workers on contracts without expiration date. The level of self-employment was instead lower. The improvement in employment has repercussions on the unemployment rate, which fell by 0.8 percentage points to 11.9 percent.

FOCUS
Recent labour market trends

General framework. In comparison with 2014, employment increased by 0.9 percent in 2015. A slight deceleration was, however, seen in final three months of 2015 (+1.0 percent year on year versus +1.2 percent quarter on quarter). The trend in 2015 implied an apparent elasticity of employment to GDP raised to 1.36 compared to a 0.57 average in 2013-2014 period.

The best performance affected workers aged between 50 and 64 (+4.6 percent in 2015). Instead, reductions were recorded for the other age classes, starting from -0.3 percent for the 15-24 age class, -0.6 for the 25-to-34 one, and through to -1.1 percent for the 35-49 age class. However, there were recovery signals for both the 15-24 and 25-34 age classes in the second half of 2015.

In terms of geographic distribution, an employment upturn was recorded in southern Italy (+1.5 percent), which was about three times greater than that in the northern regions (+0.5 percent). In terms of gender composition, the trend was reversed with respect to the crisis with a considerable increase in male employment (+1.1 percent year on year), especially if compared with the lower  female employment (+0.6 percent). The gap  seems to have been reinforced in the second half of 2015.

Most of the increase in employment was due to workers hired with fixed-term contracts (+4.6 percent) vis-à-vis workers hired with open-ended contracts (+0.7 percent). Self-employment, instead,  was slightly down year on year (-0.4 percent).

The unemployment rate fell significantly, getting to 11.9 percent (-0.8 percentage points compared with 2014). Even remaining very high, the youth unemployment rate declined by 2.4 percentage points, falling below 40.4 percent on average in 2015.

Improvement of job opportunities. A labour market flow analysis shows strong improvement in job opportunities. In the 2013-2015 period, the probability of remaining employed rose by 1.1 percentage points (+0.3 points only in 2015). More specifically, for fixed-term workers, the probability of persisting in such status rose (+2.8 percentage points for the entire period and +0.7 percentage points in 2015 versus 2014), thanks to a reduction in the risk of becoming unemployed or inactive (-4.1 percentage points and -2.3 percentage points, respectively). The probability of a convertion from a fixed-term contract to an open-ended one rose by 1.8 percentage points between 2014 and 2015. The probability of passing from a fixed-term contract to self-employment decreased (-0.3 percentage points in 2015). For the unemployed, the risk of persisting in such status decreased (-1.7 percentage points in 2015 versus 2014), particularly due to increased possibility of finding a job (+1.6 points in 2015 versus 2014). Also for the inactive, the risk of remaining at such status decreased.

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Positive impact of reforms and tax benefits. A preliminary estimate of the impact of the labour market reform measures was made available in February 20163 by ISTAT, which examined hiring decisions for the first 11 months of 2015. Considering that multiple responses could be given to the questionnaire, the more favourable cyclical conditions emerged as the main reason among firms that increased their staffing; the improved trend of demand (domestic or foreign) obtained a positive response from close to 60 percent of those surveyed. However, the recent labour market reforms also represented a significant factor. About 50.2 percent of the manufacturing firms surveyed and 61.1 percent of the services firms also attributed their decision to increase staffing to the fiscal incentive for new stable hirings. In addition, also the introduction of the new open-ended contract with increasing level of protection according to tenure seems to have had a significant impact, as it was a factor in the hiring decisions of 35.1 percent of manufacturing firms surveyed and 49.5 of the services ones. The reduction in the Regional Tax on Productive Activity (IRAP) was, in turn, sited as an important factor by 19.6 percent of the manufacturing businesses and 39.0 percent of the services businesses.

Exemption from social security contributions (SSCs). In 2015, the 2.5 million of the new open-ended/converted contract recorded by the Italian Social Security Agency (‘INPS’), some 1.5 million benefitted from the exemption of SSCs provided by the Law No. 190/2014, with an incidence of  63.3 percent of the total. About 40.5 percent of the employees with this fiscal incentive concentrated in the final quarter of 2015, when the ratio between those hired with the incentive and total hires rose to 73.8 percent (with a maximum of 84.2 percent in December). Most of the hiring with the fiscal incentive recorded in southern Italy (30.6 percent of the total), followed by the northwestern regions (27.2 percent) and by the Central regions (22.6 percent).

First evidence about the effects of the reduction in the tax allowance in 2016. For full-time employees hired in 2016 with the new open-ended contract, the exemption from the SSCs provided by the Law No. 190/2014 has been reduced with respect to: (i) the percentage (from 100  to 40 percent), the maximum amount (from €8,060 to €3,250 per year) and (ii) the duration (from 3 to 2 years) except for the possibility of extending of the exemption (only for two years) to the southern Italy in case of stable hirings in 2017 (as provided by Paragraph 110 of the Law No. 208/2015),. This change  negatively affect new hirings  in first half of 2016, in contrast with  the positive results recorded in the end of 2015. The acceleration in hiring near the end of 2015 was partially linked to the full availability of the incentive; such effects were reported by ISTAT at the end of January 2016.

INPS data related to January 2016 also indicate the same trend, with a more subdued use of a weakening in the use of open-ended contracts. This trend seems to be confirmed also by the latest monthly ISTAT data. Morevoer, the employment data related to January and February 2016 are unchanged  comparing to the previous two-month period. Finally, if  considered separately, the monthly data show significant fluctuation, and are more difficult to interpret.

The trend of wages was moderate. Per capita income for full-time workers rose by an annual average of just 0.5 percent, while labour productivity, as based on FTEs, was down by 0.2 percent; as a result, the unit labour cost rose by 0.6 percent for the economy as a whole.
Inflation was close to zero, with the HICP rising by only 0.1 percent; the situation was affected by the sharp reduction of the prices of imported goods. On

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3 Obtained through an econometric analysis conducted on the ‘Qualitative ad hoc model on manufacturing and market services’. See ISTAT, “Rapporto sulla competitività dei settori produttivi”, February 2016, http://www.istat.it/it/archivio/180542 (Italian language version only).

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the other hand, the GDP deflator rose by 0.8 percent, reflecting improvement in the terms of trade.
The energy balance significantly improved, with a deficit of €33.6 billion reflecting a strong contraction compared with €43.5 billion for 2014. The current account surplus of the balance of payments (+2.1 percent of GDP) was at its highest level since the end of the 1990s.

Foreign trade

Despite the slowdown of global trade and industrial production4, 2015 was the third year of improvement in Italy’s trade balance. The increase in imports in volume terms was offset by the reduction of the prices of imports, which was greater than that for exports; in value terms, the growth of exports and imports stood at 3.8 percent and 3.3 percent, respectively.
The surplus reached €45.2 billion (€41.9 billion in 2014), and it continues to be among the highest in the European Union, following Germany and the Netherlands5.
In volume terms, total exports of goods grew by 1.8 percent with respect to the previous year. From a geographic perspective, the export flows were strongest toward European countries, partly due to the slowdown of the Chinese economy, the strong contraction of exports to Russia, the current fragility of northern Africa, and the crisis conditions in South America (in particular, in Brazil). After Europe, the biggest export market was North America, with exports to the United States up by 9.5 percent.

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4 In 2015, world trade and industrial production grew by 2.0 per cent and 1.9 per cent, respectively (-1.1 percentage points and -1.4 percentage points compared with 2014). Source: CPB Netherlands Bureau for Economic Policy Analysis, ‘World Trade Monitor’, 24 March 2016.
5 Source: Eurostat, 15 February 2016.

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FIGURE II.1: EXPORT AND IMPORT VOLUMES BY GEOGRAPHIC AREA – 2015 (% change y/y)
EXPORTS	IMPORTS

(*) DAE is the acronym for Dynamic Asian Economies. Such aggregate includes the following Asian countries: Singapore, South Korea, Taiwan, Hong Kong, Malaysia and Thailand.
Source: Analysis of ISTAT data contained in the COEWEB Databank

FIGURE II.2: EXPORT AND IMPORT VOLUMES BY SECTOR – 2015 (% change y/y)
EXPORTS	IMPORTS

A= Agriculture, forestry and fishing; CA= Food, beverages and tobacco; CB= Textiles and apparel; CC= Wood and wood products; CD= Petroleum products; CE= Chemical products; CF= Pharmaceutical products; CG=Plastic materials and non-metal mineral products; CH= Metals and metal products (excluding machinery and systems); CI= Computers, electronic devices and optical devices; CJ= Electrical devices; CK=Machinery; CL= Transportation means; CM=Other manufactured products.
Source: Analysis of ISTAT data contained in the COEWEB Databank.

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Italy’s imports recovered from the previous year’s negative trend for the effect of renewed domestic demand. Imports growth (7.1 percent) accelerated from most of the trading partners, with the largest increased posted with respect to the OPEC (24.0 percent) and Japan (13.0 percent). In Europe, the strongest increase in imports was with respect to Spain (5.9 percent).
From an industry perspective, the exports of petroleum products represented the highest increase (17.2 percent), followed by pharmaceutical products (7.7 percent), transportation means (7.6 percent) and agricultural products (6.0 percent). Imports were higher in most sectors, and especially, transportation means (15.7 percent) and electronic devices (9.5 percent). In addition, growth rates were above 4.0 percent in metal products, wood products and chemicals.
Considering the trend of average unit values (AUV), the increase of export prices in 2015 (1.8 percent) was flanked by an overall reduction of import prices (-3.5 percent). From a geographic perspective, the biggest changes in the AUV were seen in the non-European area with respect to both exports (+2.9 percent) and imports (-8.3 percent). The latter figure is largely due to the contraction of the prices of energy goods imported by the OPEC, Russia and northern Africa, which was influenced by the low levels of oil prices in the second half of the year.

Trend of lending

Though partially caused by lower demand, the contraction of the bank lending to the rest of the economy is one of the factors that contributed to aggravating the economic crisis starting in 2012, with negative impacts on the nation’s enterprise.
Credit conditions gradually improved in 2015, partly due to ECB intervention. The change in loans to the private sector (non-financial companies and households) was virtually zero, after three years of contraction. Bank lending rates to final customers continuously fell, and came close to the levels prevailing in other European countries that were not affected by the 2011 financial crisis.
With respect to non-financial companies, the decline in credit gradually abated, although the average change for the year was still negative (-2.3 percent). Interest rates on new corporate loans steadily decreased, going from 2.56 percent in December 2014 to 1.74 percent in December 2015.
The improvements were not the same across the board, and certain areas of difficulty still remain. While credit to financially healthy companies rose further (to the detriment of businesses in difficulty), the recovery of corporate lending is occurring with differences according to company size and sector of activity.
There is also a continuing large gap between the trend of lending to companies with more than 20 employees and companies that are smaller (+0.7 percent and -2.1 percent, respectively).

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FIGURE II.3: INTEREST RATES APPLIED ON LOANS TO NON-FINANCIAL CORPORATIONS AND HOUSEHOLDS (% change y/y)

Source: Bank of Italy.

Through November 2015, the stock of loans to the construction industry (the industry hardest hit by the crisis) continued to contract (-2.3 percent). Instead, loans to manufacturing companies rose by 4.0 percent, while those to the services sector were once again growing modestly.
Retail loans improved as from June 2015 (+0.1 percent y/y), with the year-on-year change for the month of December equal to 0.8 percent. The aggregate mainly reflects the growth of household mortgages, while the recovery of consumer credit has been slower. Interest rates declined throughout 2015, hitting historically low levels at the end of the year (2.49 percent compared with 2.83 percent in December 2014).
The most recent Bank Lending Survey for the Euro Area refers to the fourth quarter of 2015, and confirms the easing of supply conditions, mainly due to: competitive pressures between banks; lower perceived risk; lower funding costs; and some moderation of the balance-sheet restrictions on intermediaries. In the survey, intermediaries indicated a moderate increase of the amount of credit made available to businesses, and a slight lengthening of maturities.
The survey results also show an expansion of corporate loan demand, driven by the low level of interest rates and by increased needs to fund capital investment, inventories and working capital. Similar signs were also seen with respect to retail customers.
Problem credits, which were still slightly growing at the end of 2015, have reduced bank profit margins (as a result of risk provisions), and have limited the possibility of expanding credit (due to the need to respect the capital requirements set by the European banking supervisory system.
Italy’s government has implemented various measures to facilitate the ongoing reduction of problem credits, thereby laying the foundation for improvement of the situation. Such measures include tax incentives for

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recognition of related losses, and the creation of public guarantees on the senior tranches of securitized credits (guarantees that are nonetheless based on market mechanisms).

Outlook for the Italian economy and the scenario based on unchanged legislation

The most recent data point to a positive trend for the macroeconomic framework at the start of 2016. Following an unexpected decline in the final two months of 2015, industrial production experienced a greater-than-expected increase in January. The figure brings back levels of activity in the manufacturing sector on a path of moderate growth which started in the first months of 2015, and suggests an acceleration of GDP in the first quarter of 2016. The construction industry witnessed a recovery at the end of 2015, followed by an expected downturn in production in January, which only partially eroded the growth registered in the final three months of 2015. Property sales, and in particular, housing sales, showed signs of improvement in 2015, and housing prices essentially stabilized.
Favourable signs have also come from foreign trade data, which show a recovery of exports to non-EU countries in February. Other economic indicators, such as new car registrations, and airport and road traffic, suggest that economic activity continued to expand in the first months of the year.
Economic surveys conducted in March point to improved consumer confidence, which, although down from the highs of January, is at an historically high level. Also in March, the composite index on businesses deteriorated for the effect of a decline in the services sector, which is nonetheless still expanding. Instead, surveys of manufacturing businesses show greater optimism, including from assessments of purchasing managers.
In the financial sector, the aggregate of monetary-policy measures outlined by the ECB in March favoured a further decline in long-term interest rates, and a rally, albeit with varying performance, in the stock market. With its focus on increasing loans to the private sector, the expansionary monetary policy is likely to favour further easing of supply conditions, thereby reinforcing the expansion of consumption and investments.
The outlook also includes a gradual recovery of inflation. Prices appear poised to rise starting in the second half of 2016, if for nothing else but the absence of the deflationary pressure coming from the prices of energy goods.
According to the new forecast based on unchanged legislation, GDP in 2016 should grow by 1.2 percent in real terms and by 2.2 percent in nominal terms. The real growth rate thereafter should remain around the 2016 level, while nominal growth can be expected to accelerate due to: increased use of productive resources, a recovery of prices for oil and other commodities, and an increase in indirect taxes, as provided by the safeguard clauses contained in the 2016 Stability Law (which is to be addressed in the budget, as indicated in Section I.5 of this document).
Despite the favourable prospects for the first quarter of 2016, the 2016 growth forecast has been revised downward with respect to the figures indicated in the 2015 EFD Update published in September. The revision is partially based on

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a real GDP growth profile in the second half of 2015 that was weaker than expected (in the summer of 2015). The positive trend of domestic demand was initially more than offset by a drop in exports linked to the slowdown of the large emerging economies, and later, in the fourth quarter, by a decline in production. The latter phenomenon was reflected in a sizeable contraction of inventories. It is highly probable that the weakness on the supply side is also linked to the economic and emotional impact of the terrorist attacks in Paris, and to the trend of the economies and financial markets in China, Russia and Brazil.

TABLE II.1: MACROECONOMIC FRAMEWORK BASED ON UNCHANGED LEGISLATION (% changes, unless indicated otherwise)
	2015	2016	2017	2018	2019
INTERNATIONAL EXOGENOUS VARIABLES
International trade	2.5	3.0	3.8	4.6	4.8
Oil price (Brent, USD/barrel, futures)	52.3	39.4	45.7	48.1	49.8
USD-EUR exchange rate	1.110	1.095	1.094	1.094	1.094
ITALY MACRO DATA (VOLUMES)
GDP	0.8	1.2	1.2	1.2	1.3
Imports	6.0	2.5	3.2	4.3	4.0
Final national consumption	0.5	1.2	0.8	0.9	1.2
Household consumption and NPISH	0.9	1.4	1.0	1.3	1.4
Government expenditure	-0.7	0.4	-0.1	-0.4	0.8
Investments	0.8	2.2	2.5	2.8	2.5
- machinery, equipment and other fixed assets	0.5	2.2	3.6	3.7	2.9
- transportation means	19.7	14.3	2.4	2.1	2.1
- construction	-0.5	1.0	1.5	2.0	2.1
Exports	4.3	1.6	3.8	3.7	3.5
Memo item: Current account balance (% of GDP)	2.1	2.5	2.6	2.6	2.6
CONTRIBUTIONS TO GDP GROWTH (1)
Net exports	-0.3	-0.2	0.3	-0.1	0.0
Inventories	0.5	0.0	-0.1	0.0	0.0
Domestic demand, net of inventories	0.5	1.3	1.0	1.2	1.4
PRICES
Import deflator	-2.7	-2.3	2.2	1.9	1.7
Export deflator	-0.4	0.0	1.7	1.8	1.7
GDP deflator	0.8	1.0	1.4	1.7	1.7
Nominal GDP	1.5	2.2	2.6	2.9	3.0
Consumption deflator	0.1	0.2	1.8	1.8	1.8
Memo item: Planned inflation	0.2	0.2	1.5
Memo item: HICP, net of imported energy, % change (2)	0.3	1.1	1.3	1.5
LABOUR
Labour cost	0.5	0.4	1.0	2.0	1.8
Productivity (measured against GDP)	-0.1	0.3	0.5	0.5	0.7
Unit labour cost (measured against GDP)	0.6	0.1	0.5	1.5	1.1
Employment (FTEs)	0.8	0.8	0.7	0.7	0.6
Unemployment rate	11.9	11.4	10.9	10.4	9.9
Employment (ages 15 to 64)	56.3	57.0	57.4	57.8	58.1
Memo item: Nominal GDP (in EUR mn)	1636372	1671584	1715832	1764755	1818439
(1) Discrepancies, if any, are due to rounding.
(2) Source: ISTAT.
Note: The macroeconomic framework has been developed on the basis of information available at 16 March 2016. GDP and components in volume (concatenated values, base year of 2010), data not adjusted for business days.

From a longer term perspective, exports represent the component of demand accounting for the biggest downward revision with respect to the forecasts presented in September, with part of the revision due to the international developments mentioned above. The revised forecast also incorporates the

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deterioration of the international macroeconomic framework as indicated by market forecasts and by leading international organisations, such as the OECD, the IMF and the European Commission.
The revised forecast is also more cautious about the future trend of investment. The latest available surveys indicate that gross fixed investment should grow in 2016, not only with respect to transportation means, but also the more quantitatively relevant components of construction, machinery, equipment, and intangible assets. The growth of investment should get close to 3 percent per year in the medium term.
Household consumption should continue to sustain the growth of GDP, thanks to higher disposable income linked to the stability of prices and to gains in employment.
Taken altogether, the forecasts do not significantly differ from the consensus estimates. The latter reflect a reduction of the real growth forecast for Italy in 2016, from 1.3 percent last autumn to 1.1 percent as of March 2016. The focus section below provides a more technical explanation of the reasons for the revision of the growth forecast.

FOCUS
Revision of growth estimates compared with Draft Budgetary Plan (DBP)

This focus section analyses the factors underlying the revision of the macroeconomic forecasts vis-à-vis the forecasts contained in the 2016 DBP published in October 2015. The latest projections take into account (i) ISTAT’s latest national accounting data with reference to the final two quarters of 2015 and (ii) the effects of the changes in international exogenous variables.

To begin with, Table R1 shows the shifts between the forecast values of the main macroeconomic aggregates for 2015 in the DBP and the actual values as recently published by ISTAT6.
The table also contains the difference between the values forecast for 2016 in the new forecasts and those indicated in the DBP in October. The shift is attributable to various factors that justify the revision of the growth rates.

First of all, there is an automatic carry-over effect as a result of the new quarterly data.  The column indicates the extent to which the forecasts would need to be revised if, as from the first quarter of 2016 and beyond, the variables were to develop as assumed in the DBP. In terms of GDP growth, the downward revision produced would be approximately 0.3 tenths of one point. With regard to the performance of the other main variables, it is possible to affirm that the expectations of the development of the macroeconomic scenario formulated in the DBP with reference to 2015 proved to be essentially correct with regard to domestic demand. The performance of the final consumption was in line with the forecasts, and this was also the case of the contribution of the change in inventories. Instead, investment was weaker than projected due to a weaker-than-expected recovery of the sector of plant, machinery and equipment, while the drop in construction was in line with expectations. With regard to foreign demand, the slowdown in world trade in the second half of 2015 was more intense than expected, and contributed to a weaker-than-expected performance of exports. Instead, with reference to imports, the increase was slightly higher than projected. With reference to the labour market, the creation of employment was in line with the forecasts. Finally, the trend of prices was slightly weaker for the consumer price component, while the growth of the GDP deflator was higher.

___
6 In such case, reference was made to quarterly income data that are adjusted for business days.  Considering the annual figure, not adjusted for business days, the definitive increase of GDP in 2015 is 0.8 per cent, compared with a DBP growth forecast of 0.9 per cent.

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TABLE R1: MACROECONOMIC FRAMEWORK: KEY VARIABLES (seasonally adjusted data)
	2015			2016
				Factors justifying the revision of the growth estimates (differences of growth rates)				Forecast
	2016 DBP	Actual Data	Delta A	EFD - DBP	Delta Carry-over effect	Delta International scenario	Other factors	DBP	2016EFD
GDP	0.8	0.6	-0.2	-0.44	-0.29	-0.05	-0.10	1.6	1.2
Imports of goods and services	5.6	5.8	0.2	-1.66	-0.55	-0.93	-0.18	4.2	2.5
Final consumption	0.5	0.5	0	-0.13	0.13	0.24	-0.50	1.3	1.2
Gross fixed investment	1.1	0.6	-0.5	-0.48	-0.28	-0.12	-0.08	2.7	2.2
Exports of goods and services	4.3	4.1	-0.2	-2.24	-0.72	-1.38	-0.14	3.8	1.6
GDP deflator	0.4	0.8	0.3	0.04	0.23	-0.07	-0.12	1.0	1.0
Consumption deflator	0.3	0.1	-0.2	-0.81	-0.14	-0.73	0.06	1.0	0.2
FTEs	0.7	0.8	0.1	-0.23	-0.20	-0.07	0.04	1.1	0.8
Employed – national accounts data	0.7	0.6	-0.1	-0.08	-0.05	-0.07	0.04	1.0	0.9

The revision of the forecasts also reflects changes in the international scenario and in other exogenous factors that contribute to determining the Italian economy’s performance. These components are also indicated in separate columns in the table. The Italian Treasury Econometric Model (ITEM) was used for estimating the effects of the new values of the key international exogenous variables vis-à-vis those considered during the preparation of the DBP. The estimated impacts for 2016 are reported in detail in Table R1.

Table R2 provides a different perspective, and indicates the impact on GDP of each of the international variables over the entire EFD forecast horizon.

TABLE R2: ESTIMATED EFFECT OF CHANGE IN INTERNATIONAL EXOGENOUS VARIABLES VIS-A'-VIS THE DBP (impact on projected growth rates)
	2016	2017	2018	2019
Oil price	0.5	-0.1	-0.1	0.0
Global demand weighted for Italy	-0.3	-0.1	0.0	0.0
Effective nominal exchange rate, price of manufactured goods	-0.3	-0.2	0.0	0.1
Interest rates	0.0	0.1	0.1	0.0
Total	-0.1	-0.3	0.0	0.1

The change made to the international scenario of reference contributes slightly to the downward revision of the GDP growth forecasts for the years of 2016 and 2017. A significant effect in this regard is the partial appreciation of the euro with respect to other main currencies, with the exception of the U.S. dollar. The resulting effect of a reduction in competitiveness is accompanied by a similar effect due to a weaker trend in the prices of foreign manufactured goods. A downward revision in the forecast of the growth rate is also seen with respect to global demand weighted for Italy; in reality, the impact on 2016 also incorporates the weaker-than-expected growth of this variable with respect to the values outlined in the DBP for the second half of 2015. According to the revised international scenario, the price of oil is projected to be at a level below that indicated in the projections

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of international exogenous variables in the DBP in October. The level of the interest rates in the money market is also lower in the revised international scenario than that projected in the DBP.

In essence, the indications provided from this analysis have been accepted overall, with only a few exceptions. Moreover, the impacts related to private consumption would have suggested an upward revision, particularly for 2016; instead, a downward revision was effected in order to keep the forecast conservative.

FOCUS
Risk analysis (sensitivity analysis) with respect to exogenous variables

This focus section reports the results of a sensitivity analysis of the macroeconomic framework, which provides elements for evaluating certain risks underlying the revised growth forecasts. More specifically, the analysis assesses the impact on the rate of change of GDP derived from alternative assumptions about the performance of the more significant exogenous variables. The first simulation incorporates a 0.5 percentage point reduction in the growth of global demand with respect to the baseline scenario, in 2017, 2018 and 2019. In the scenario based on unchanged legislation, the assumption that exchange rates will remain at their recent levels (according to the random walk assumption) has been abandoned, and forward foreign-exchange rates have been used instead.  This change leads to a higher external value of the euro with respect to that projected in the scenario based on unchanged legislation. For oil prices, the assumption is that of a constant price, equal to an average of the most recent quotations (10 business days following 16 March: US$39.64). The baseline scenario is instead constructed using the prices for forward contracts. Finally, it is assumed that financial conditions are more favourable, through a 0.1 percentage point reduction of the spread between bank lending rates and money-market rates as from 2017.

TABLE R1: EFFECTS ON GDP OF DIFFERENT ASSUMPTIONS ABOUT INTERNATIONAL EXOGENOUS VARIABLES (impact on growth rates)
	2016	2017	2018	2019
1. Global demand weighted for Italy	0.0	-0.1	-0.1	-0.1
2. Nominal effective forward exchange rate	0.0	-0.1	-0.1	-0.1
3. Assumption of stable oil price	0.0	0.2	0.1	0.0
4. More favourable financial conditions	0.0	0.1	0.1	0.0

Both the deterioration of international demand and the appreciation of the euro (and in particular, the effective nominal rate weighted for Italy) constitute potential factors for reducing growth in the next few years. Instead, the prospect of oil prices remaining at current levels constitutes a positive risk for GDP growth. A more rapid reduction of bank lending rates, caused by less financial fragmentation in the economic system, would also have a positive impact on growth.

Policy scenario

Under the policy scenario, GDP grows by 1.2 percent in 2016, which is equal to the growth rate in the scenario based on unchanged legislation. The growth in the 2017-2019 period would be higher, taking into account a budget policy continuing to focus on achievement of a balanced budget in the medium term, but more concentrated on promoting economic activity and employment. Real GDP is projected to grow by 1.4 percent in 2017, 1.5 percent in 2018, and finally, 1.4 percent in 2019.

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TABLE II.2: BASE ASSUMPTIONS
	2015	2016	2017	2018	2019
Short-term interest rate (1)	n.d.	-0.15	0.0	0.31	0.75
Long-term interest rate (1)	1.7	1.67	1.91	2.23	2.53
USD-EUR exchange rate	1.11	1.095	1.094	1.094	1.094
Change in the real effective exchange rate	-3.8	1.7	-0.1	0.0	0.0
Global economy growth rate, excluding EU	3.2	3.4	3.7	3.8	3.8
EU GDP growth rate	1.9	1.8	1.9	2.0	2.0
Growth rate in Italy's key foreign markets	3.3	3.8	4.0	3.9	3.9
Growth of imports (in volume), excluding EU	0.8	2.2	3.5	4.7	5.1
Oil price (Brent, USD/barrel)	52.3	39.4	45.7	48.1	49.8
(1) Short-term interest rate: the average of the forecast rates on 3-month government securities issued during the year. Long-term interest rate: the average of the forecast rates on 10-year government securities issued during the year.

When compared with the scenario based on unchanged legislation, the repeal of the safeguard clause under the policy scenario should entail lower revenue from indirect taxes and a more modest increase in consumer prices. Inflation is projected to be 1.3 percent in 2017 and 1.6 percent in 2018. Against this backdrop, consumer spending can be expected to increase, with repercussions also on investment.  Stronger domestic demand would cause an increase in imports and as a result, the contribution of net foreign demand would be negative over the entire forecast horizon. The spending review policies are instead expected to drive real public consumption down with respect to the unchanged legislation scenario.
Under the policy scenario, the growth of prices (and therefore, growth of the GDP deflator) is initially lower than in the scenario based on unchanged legislation. This is because the increases in indirect taxes would be cancelled out, being substituted by alternative measures for selective revision of expenditure, including fiscal measures. However, in the second part of the forecast period (2018-2019), nominal GDP would grow more in the policy scenario than in the scenario based on unchanged legislation, basically due to better overall performance of the economy.
The improvement in economic conditions should impact the labour market, with the unemployment rate declining to 9.6 percent at the end of the period. Greater productivity matched with moderate wage growth is then expected to translate into even lower unit labour costs.

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TABLE II.3a: MACROECONOMIC PROSPECTS
	2015	2015	2016	2017	2018	2019
	Level (1)	% Change
Real GDP	1,547,233	0.8	1.2	1.4	1.5	1.4
Nominal GDP	1,636,372	1.5	2.2	2.5	3.1	3.2
COMPONENTS OF REAL GDP
Private consumption (2)	930,922.7	0.9	1.4	1.4	1.7	1.6
Public consumption (3)	310,901.9	-0.7	0.4	-0.3	-0.5	0.8
Gross fixed investment	258,887.9	0.8	2.2	3.0	3.2	2.4
Inventories (% of GDP)		0.5	0.0	0.0	0.1	0.0
Exports of goods and services	470,945.6	4.3	1.6	3.8	3.7	3.4
Imports of goods and services	429,885.6	6.0	2.5	3.8	4.6	4.2
CONTRIBUTIONS TO REAL GDP GROWTH
Domestic demand	-	0.5	1.3	1.3	1.5	1.5
Change in inventories	-	0.5	0.0	0.0	0.1	0.0
Net exports	-	-0.3	-0.2	0.1	-0.2	-0.2
(1) In € mn.
(2) Expenditure for final consumption of households and NPISH.
Note: Discrepancies, if any, are due to rounding.

TABLE II.3b: PRICES
	2015	2015	2016	2017	2018	2019
	Level (1)
GDP deflator	105.8	0.8	1.0	1.1	1.6	1.8
Private consumption deflator	107.3	0.1	0.2	1.3	1.6	2.0
HICP	100.0	0.1	0.2	1.3	1.6	2.0
Public consumption deflator	99.8	-0.1	-0.1	-0.5	0.0	0.4
Investment deflator	104.4	0.2	0.9	1.8	2.1	2.0
Export deflator	105.1	-0.4	0.0	1.7	1.9	1.7
Import deflator	102.9	-2.7	-2.3	2.2	1.9	1.7

TABLE II.3c: LABOUR MARKET
	2015	2015	2016	2017	2018	2019
	Level (1)
Number of employed (national accounts)	24,481.4	0.6	0.9	1.0	0.9	0.7
Employment, number of hours worked	42,226,340	0.9	1.1	0.8	0.9	0.7
Unemployment rate		11.9	11.4	10.8	10.2	9.6
Labour productivity, number of employed	63,200	0.2	0.3	0.4	0.6	0.7
Labour productivity, hours worked	36.6	-0.1	0.0	0.6	0.6	0.6
Total compensation of f.t.e. employees	651,294	1.9	1.6	1.9	3.1	2.7
Compensation per f.t.e. employee	40,015	0.5	0.4	1.0	2.0	1.8
(1) Units of measure: thousands for the number of employed (national accounts) and number of hours worked; labour productivity in euros at constant values; total employee compensation in millions of euros; compensation per employee in euros.

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TABLE II.3d: SECTOR ACCOUNTS
% of GDP	2015	2016	2017	2018	2019
Net lending/borrowing with the rest of the world	2.3	2.6	2.6	2.4	2.3
Balance of goods and services	3.2	3.6	3.6	3.4	3.3
Balance of primary income and transfers	-1.1	-1.2	-1.2	-1.2	-1.2
Capital account	0.1	0.1	0.1	0.1	0.1
Net lending/borrowing of the private sector	4.9	5.0	4.4	3.3	2.2
Net lending/borrowing of the public administrations (1)	-2.6	-2.3	-1.8	-0.9	0.1
(1) Following the introduction of the new national accounting criteria, the accounting treatment of interest linked to transactions in financial derivatives instruments, as defined by excessive deficit procedure (EDP), has been aligned with that of the ESA 2010.

FOCUS
ITEM model updating and verification of changes in fiscal multipliers

The Italian Treasury Econometric Model (ITEM) was recently updated in view of (i) the introduction of the new European system of accounts (ESA 2010) and (ii) the need to build an estimation sample that would include more recent data. Moreover, the Italian economy’s severe and lengthy recession has necessitated checking to verify if the recession caused structural changes in the relationships between the variables underlying the various equations in the model.

Before the updating was initiated, an assessment was carried out as to the model’s capacity to incorporate the dynamics associated with the post-2007 recession period. A simulation in which the values of the exogenous variables were equal to those observed has yielded a GDP profile that is not much different from the actual profile (see first line of Table R1).  A counterfactual analysis was then conducted by assuming that the profile of the exogenous variables during the crisis period were to be different from the actual profile, and were indicative of what had been reflected in the consensus forecasts of 2007, immediately before the onset of the crisis. The analysis shows that the GDP profile resulting from the counterfactual simulation is significantly different from the observed values of GDP (see the second line of Table R1), and that the consensus forecasts include values significantly different from the values observed of the exogenous variables (see third line of the Table R1).

The results of the analyses show that the ITEM’s performance during the crisis was satisfactory overall and that the shifts are mostly due to the incorrect forecasting of the exogenous variables in the pre-crisis consensus estimates. In any event, certain discrepancies were identified in the relationships between variables (for example, in the equation of investments in housing and in that of wages), and this result was also evident from a static and dynamic forecast analysis at the level of individual equations over the time horizon of 2007:Q1 – 2014:Q1.

TABLE R1: GDP PROFILE DURING THE GREAT RECESSION: OBSERVED AND SIMULATED VALUES
	2007	2008	2009	2010	2011	2012	2013	2014
Percentage shift between the observed values and the simulated values with the actual exogenous variables	0.3	0.6	-1.9	-1.2	-1.1	-1.5	0.1	0.8
Percentage shift between the observed values and the simulated values with the exogenous variables forecast in 2007	0.1	-1.0	-7.8	-6.2	-6.8	-10.9	-14.8	-17.3
Percentage shift between the simulated values with the exogenous variables forecast in 2007 and the simulated values with the actual exogenous variables (Impact of the adjustment of exogenous variables)	-0.2	-1.6	-5.9	-5.0	-5.7	-9.4	-14.9	-18.1

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ITEM was then re-estimated with the times series of the national accounts constructed according to the ESA 2010, considering an estimation sample between 1996:Q1 (date of the start of the historical series constructed with the ESA 2010) and 2013:Q4. It was necessary to make certain changes and improvements in the specification of the various equations so as to capture, in the most appropriate manner, the relationships between the different aggregates in light of both the new system of accounts and the updating of the estimation sample with the recent data. The revision regarded, inter alia, the dynamic structure of certain equations and the inputting of specific intercept terms for the post-2007 period in order to capture certain discrepancies identified in those years in the relationships between the variables. Table R2 presents the results, and provides a comparison between the values of the multipliers estimated with the new version of the model and those resulting from the previous version. Numerous shocks on different types of fiscal variables were separately considered, with respect to both expenditure and revenue (different tax rates and different rates for social contributions). The dynamic response of GDP and of the principal macroeconomic aggregates to each of these fiscal shocks was calculated for every individual measure. Also calculated were “aggregate” dynamic multipliers, which reflect the weighted average of the effects estimated for the individual measures. For 2014, the weight of the aggregate dynamic multipliers reflects the percentage of the corresponding budget item vis-à-vis the overall expenditure or revenue referring to the measures considered. A summary multiplier is also presented, and was obtained by aggregating, with a simple average, the average effects for the aforementioned expenditure and revenue.

TABLE R2: ITEM: COMPARISON BETWEEN FISCAL MULTIPLIERS: UPDATED VERSION VERSUS PREVIOUS VERSION (percentage shifts compared with baseline simulation)
a) New model, estimated on ESA 2010 data
		Years
Type of measure	Weight	1	2	3	4	5
VAT	0.28	0.2	0.7	0.9	0.9	0.9
Social contributions	0.27	0.2	0.7	1.0	1.1	1.1
Personal income taxes	0.33	0.2	0.6	0.7	0.7	0.7
Corporate income taxes	0.06	0.2	0.3	0.3	0.3	0.2
Regional tax on productive activity	0.06	0.2	0.6	0.9	0.9	0.8
Revenue (weighted average effects)	1.00	0.2	0.6	0.8	0.8	0.8
Public investment	0.11	0.7	0.9	0.6	0.4	0.3
Investment subsidies	0.04	0.2	0.4	0.3	0.2	0.2
Intermediate consumption	0.39	1.0	1.0	0.5	0.3	0.2
Public employment	0.47	1.1	1.0	0.7	0.5	0.4
Expenditure (weighted average effects)	1.00	1.0	1.0	0.6	0.4	0.3
b) Previous model, estimated on ESA 95 data
		Years
Type of measure	Weight	1	2	3	4	5
VAT	0,28	0,2	0,5	0,7	0,7	0,6
Social contributions	0,27	0,3	0,9	1,0	0,8	0,7
Personal income taxes	0,33	0,3	0,6	0,6	0,6	0,5
Corporate income taxes	0,06	0,2	0,4	0,4	0,3	0,2
Regional tax on productive activity	0,06	0,3	0,8	0,9	0,7	0,6
Revenue (weighted average effects)	1,00	0,2	0,6	0,7	0,7	0,6
Public investment	0,11	0,8	0,8	0,4	0,2	0,2
Investment subsidies	0,04	0,2	0,3	0,3	0,2	0,2
Intermediate consumption	0,39	0,9	0,8	0,4	0,3	0,3
Public employment	0,47	0,9	0,7	0,6	0,5	0,6
Expenditure (weighted average effects)	1,00	0,9	0,7	0,5	0,4	0,4

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The characteristics and the properties of the new version of the ITEM do not vary significantly from those of the previous version. In comparison with the previous version’s values, the new version has higher values of the multipliers on individual shocks and overall. An analysis was also done to see if the values of the fiscal multipliers might be different when the model’s estimation sample excluded the entire post-2007 period. The results, which are not presented here due to constraints on space, show fiscal multiplier values that are higher whenever the model is estimated on the entire sample, including the crisis period.

Numerous contributions to economic literature document how the value of the multipliers differs depending on economic conditions, and that the magnitude of the multipliers during recessions is higher with respect to other cyclical phases (e.g. Auerbach and Gorodnichenko, 2012 and Blanchard and Leigh, 2013).

In ITEM and in standard econometric models, fiscal multipliers and the simulated effects of the shocks do not depend on cyclical conditions of the economy at the time when a shock is introduced. The macroeconomic impact assessments of the different shocks are therefore the same regardless of whether or not the initial conditions correspond to the baseline scenario and, in addition, the impact on GDP and other endogenous variables is proportional to the magnitude of the shock. The ITEM simulations are therefore not the most appropriate methodology for capturing the presence of non-linear effects of the conditional fiscal shocks with respect to the state of the cycle and for deriving differing fiscal multipliers depending on the state of the economy.

By way of indication, Table R3 presents a comparison between ITEM and the Global Economic Model, an Oxford Economics model that has characteristics similar to ITEM’s. The table compares the values of the fiscal multipliers developed with the two models. There seem to be no substantial discrepancies between the models overall. The degree of similarity of the multipliers is more evident starting in the second year, and is less evident in the first year with reference to the simulation of shocks on the revenue side, where the response of GDP is more rapid with the Oxford model.

TABLE R3: COMPARISON BETWEEN FISCAL MULTIPLIERS: ITEM AND GLOBAL ECONOMIC MODEL (Oxford economics) (percentage shifts with respect to baseline simulation)
	Years
ITEM	1	2	3	4	5
Revenue
VAT	0.2	0.7	0.9	0.9	0.9
Personal income taxes	0.2	0.6	0.7	0.7	0.7
Expenditure
Public investment	0.7	0.9	0.6	0.4	0.3
Intermediate consumption	1.0	1.0	0.5	0.3	0.2

	Years
Global Economic Model	1	2	3	4	5
Revenue
VAT	0.6	0.8	0.9	0.9	0.8
Personal income taxes	0.6	0.7	0.8	0.7	0.6
Expenditure
Public investment	0.9	0.8	0.8	0.6	0.4
Intermediate consumption	0.9	0.8	0.8	0.6	0.4

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III. NET BORROWING AND PUBLIC DEBT

III.1 FINAL DATA AND FORECASTS AT UNCHANGED LEGISLATION

According to the provisional estimates published by ISTAT on 4 April, the ratio between general government net borrowing and GDP amounted to 2.6 percent for 2015, with an improvement of 0.4 percentage points compared with the result achieved in 2014. This estimate indicates the achievement of the target set in the previous Economic and Financial Document (EFD) and confirmed in the EFD Update published last autumn.
In 2015, the general government net borrowing amounted to €42.4 billion, with a reduction of approximately €6.5 billion compared with 2014. The improvement is attributable to both the decrease in interest expenditure (approximately €5.9 billion), and the improvement of the primary surplus (approximately €650 million)1. Given the gradual reduction of the average interest rate on new issues of government securities (which fell below 1.0 percent in 2015), the general government interest expenditure declined for the third consecutive year, totalling €68.4 billion. The reduction was approximately 8.0 percent over 2014, after decreases of 7.2 percent and 4.2 percent, respectively, in 2013 and 2014. The ratio of interest expenditure to GDP fell to 4.2 percent (from 4.6 percent in 2014), and was approximately 0.1 percent less than the figure forecast last September.
The primary surplus came to 1.6 percent of GDP (€26.1 billion), which was 0.1 percentage points below the forecasts in the EFD and the EFD Update. Given Italy’s impressive results in terms of the primary surplus in recent years, it was possible to essentially stabilise the debt-to-GDP ratio in 2015.
According to European Commission data2, Italy’s ratio between the primary surplus and GDP for 2015 was second only to that for Cyprus (2.2 percent of GDP) and Germany (2.1 percent of GDP). Other European partners with a high public debt reported primary balances equal to zero or deficits. The overall primary surplus of the Euro Area amounted to 0.2 percent of GDP for 2015, while the European Union had a primary deficit of 0.2 percent. For the 2009-2015 period, Italy had the highest primary balance-to-GDP ratio in the Euro Area, exceeding the level of 1 percent.

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1 The extraordinary revisions of the historical series made by ISTAT led to a 0.1 percent improvement in net borrowing in 2012 compared with the reporting to Eurostat in October 2015, with the figure revised from 3.0 percent to 2.9 percent, whereas the estimates for 2013 and 2014 were left unchanged, at 2.9 percent and 3.0 percent, respectively.
2 AMECO data.

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In 2015, total revenue rose by 1.0 percent over 2014 in nominal terms. Current revenue increased by 1.2 percent, mainly due to the growth of social contributions (2.0 percent) and direct taxes (1.9 percent). Indirect taxes grew by 0.5 percent.
The stronger momentum of direct taxes is mostly related to personal income taxes withheld on employee compensation, whose acceleration implies a more favourable trend of the economy compared with 2014. The positive trend has also been influenced by the new procedures applicable to personal income tax returns3. The growth of corporate taxes also contributed to the positive performance of direct taxes. When compared with 2014, the higher advance payments computed through self-assessment in 2015 are linked to the absence of the effects of the increase for 2013 only of corporate tax advance payments, and the consequent reduction of the balances and advance payments in 2014.  Taxes derived from income on financial assets also rose significantly, reflecting the ongoing benefits of the increases in substitute tax rates introduced in past years4.
The deceleration of indirect taxes is due to a decline in revenue from the regional tax on productive activity (IRAP); such decline is due to the exclusion of the cost of full-time labour from the taxable base. In 2015, value-added taxes on transactions in the national market benefitted from i) the introduction of the split-payment mechanism, on the basis of which the public administrations pay the VAT directly to the tax collector for the account of their suppliers, and ii) the extension of the reverse-charge system to several sectors of the economy. Value-added taxes on imports were instead lower, reflecting the decrease of tax revenue on mineral oils, which, in turn, is a repercussion of the ongoing contraction of oil prices.
Both total revenue and current revenue decreased as a percentage of GDP in 2015, amounting to 47.9 percent and 47.6 percent, respectively. The largest variances compared with the 2015 EFD forecast presented in April 2015 can be observed with respect to direct taxes, which amounted to 14.8 percent of GDP (-0.3 percentage points compared with the forecasts) and social contributions, which amounted to 13.4 percent of GDP (-0.1 percentage points compared with the forecasts). In 2015, fiscal pressure decreased to 43.5 percent, and to 42.9 percent, net of the €80 bonus that was made permanent in 2015.

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3 A new procedure introduced by Legislative Decree No. 175/2014 went into effect in 2015 whereby taxpayers making use of withholding agents are guaranteed immediate reimbursement of the credits resulting on their income tax returns. The new method requires that the taxpayer declares total withholding to be paid and the deductions to be taken, whereas the previous system required the declaration of net taxes only. As a result, increases occurred in both the levels of personal income tax withholding and deductions.
4 The rate of the substitute tax on financial income was raised from 20 percent to 26 percent as of July 2014, with the exclusion of income from Italian government securities, securities similar to Italian government securities, and securities issued by government entities of countries on the so-called ‘White List’ (Decree-Law No. 66/2014, converted by Law No. 89/2014). The rate of the substitute tax on the net earnings from supplemental pension funds under management was raised from 11.5 percent to 20 percent as from 2015.

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Total primary expenditure rose by 0.9 percent in nominal terms in 2015, compared with the previous year, amounting to 46.3 percent of GDP (with a reduction of 0.3 percentage points compared with 2014). Primary current expenditure came to 42.2 percent of GDP, with a decrease of 0.7 percentage points; the change incorporates the increase of the social benefits in cash (+1.9 percent compared with 2014), which remained constant at the 2014 level, at 20.3 percent of GDP.
Public final consumption, instead, continued to decline in absolute terms and in relation to GDP, falling to 19.0 percent. The decrease in 2015 reflects the ongoing reduction of employee compensation, which fell by 1.1 percent in nominal terms when compared with 2014 (-4.6 percent when compared with 2011). The lower employee compensation reflects the impact of measures affecting turnover and the continuing freeze on contract renewals. Intermediate consumption rose slightly in nominal terms compared with 2014, but declined to 5.4 percent in relation to GDP. The dynamics described also reflect the impact of the spending-review measures adopted to contain expenditure and to improve the efficiency thereof.
Capital expenditure amounted to 4.1 percent of GDP for 2015, rising by 10.7 percent in nominal terms. After years of gradually declining, gross fixed investment increased by 1.0 percent over 2014, to a total of approximately €37.3 billion. Even though the nominal increase was lower than forecast in the EFD Update in September, public investment amounted to 2.3 percent of GDP in 2015, which is a level consistent with the forecast. The increase in capital account transfers in 2015 is partially related to the application of the Constitutional Court Ruling No. 70/2015, which provided for the restitution of arrears for pensions as from 2012.
The estimates at unchanged legislation for 2016 indicate general government net borrowing should decrease by 0.3 percentage points of GDP, to put the aggregate at -2.3 percent. A gradual improvement of the balance is projected for the years thereafter, to the point of reaching a surplus of 0.4 percent at the end of the forecast period. This projection reflects the combination of the reduction of interest expenditure and the expected improvement of the primary surplus. Interest expenditure is slated to decline gradually from 4.0 percent of GDP in 2016 to 3.5 percent in 2019. A slight improvement in the primary surplus (0.1 percentage points of GDP) is forecast for 2016, whereas the aggregate should reach 2.4 percent of GDP in 2017, 3.3 percent in 2018 and 3.9 percent in 2019, partly due to the expectation of greater economic growth.
The estimates of tax revenue and fiscal pressure in the years after 2015 reflect the effects of the revenue measures contained in the 2016 Stability Law. On the one hand, the estimates incorporate: the abolition of taxes on main dwellings as from 2016; the extension of the exemption of social contributions for the hiring of new workers under open-ended contracts; and the reduction of the corporate income tax rate starting in 2017. On the other hand, the estimates take into account the increase of tax revenue coming from the implementation of a guarantee clause with reference to public finance balances as reformulated by the 2016 Stability Law; this clause will produce increases in the ordinary and reduced

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VAT rates starting in 2017, and excise taxes on mineral oils starting in 2018, in the absence of offsetting expenditure or revenue measures5. The forecasts for 2016 incorporate an increase in capital taxes due to the revenue expected from the voluntary disclosure programme.
In 2016, the ratio of tax revenue to GDP falls by 0.5 percentage points, while fiscal pressure declines by 0.7 percentage points, to reach 42.8 percent. The estimates for 2017 put tax revenue growth at 3 percent, sustained by indirect taxes that are expected to rise by approximately 8 percent. Instead, as of 2018, the forecast calls for social contributions to increase by more than 4 percent, reflecting the growth of employee compensation underlying the macroeconomic forecasts; 2018 will also mark the end of the tax incentives for new hires. As a result of these increases, the ratios of tax revenue and social contributions to GDP should remain essentially stable in 2019, at close to 29.6 percent and 13.3 percent, respectively. A similar trend is observed for fiscal pressure, which should stand at 42.9 percent in 2019. The mix of tax revenue is nonetheless expected to change, with a greater weight of indirect taxes, which should amount to 15.5 percent of GDP at the end of the forecast period; instead, the ratio of direct taxes to GDP should fall to 14.0 percent.
The forecasts at unchanged legislation call for total primary expenditure to decrease from 45.6 percent of GDP in 2016 to 43.2 percent in 2019. The downward trend should mainly be driven by a decrease in primary current expenditure, which is slated to go from 42 percent of GDP in 2016 to 39.9 percent of GDP in 2019. The scenario contemplates a gradual downsizing of expenditure for public final consumption, which should decrease by approximately 1.3 percentage points of GDP between 2016 and 2019. Employee compensation and intermediate consumption are projected to descend respectively to 8.9 percent and 5.0 percent of GDP in 2019.
The ratio of expenditure for social benefits in cash to GDP should gradually move down from 20.3 percent in 2016 to 19.9 percent in 2019. This movement reflects the reforms implemented in recent years, including the adjustment to life expectancy of the requisites for pension eligibility, which began in January 2016. The estimate considers the effects of the 2016 Stability Law, which provides other measures for the protection of so-called safeguarded workers and a special option made available to women who plan to retire early (the so-called women’s option).
The expected trend of gross fixed investment in the next few years incorporates a revival of spending, with growth of 2 percent in 2016, followed by an increase of 3.0 percent in 2018. The estimates include the expenditure for national co-financing of the investment projects against the Italian government’s request for additional flexibility margins.

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5 The incremental tax revenue coming from the measure is estimated at €15.1 billion in 2017, €19.6 billion in 2018 and €19.6 billion in 2019, as outlined in the technical report of the 2016 Stability Law.

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TABLE III.1: GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)
	2015		2016	2017	2018	2019
	Level (2)	% of GDP	% of GDP
Net borrowing by sector
1. General government	-42,388	-2.6	-2.3	-1.8	-0.9	0.1
Cumulative change in primary balance			0.0	-0.4	-0.6	-0.3
2. Central government	-46,768	-2.9	-2.6	-1.7	-0.5	0.2
3. State
4. Local government	2,108	0.1	0.1	0.1	0.1	0.1
5. Social security funds	2,272	0.1	0.1	0.1	0.1	0.1
General government
6. Total revenue	784,041	47.9	47.2	46.9	47.1	47.1
7. Total expenditure	826,429	50.5	49.6	48.4	47.5	46.7
8. Net borrowing	-42,388	-2.6	-2.3	-1.4	-0.3	0.4
9. Interest expenditure	68,440	4.2	4.0	3.8	3.6	3.5
10. Primary surplus	26,052	1.6	1.7	2.4	3.3	3.9
11. One-off measures (3)	-1,649	-0.1	0.1	0.0	0.0	0.0
Selected components of revenue
12. Total taxes	492,754	30.1	29.6	29.7	29.8	29.6
12a. Indirect taxes	249,324	15.2	14.7	15.4	15.6	15.5
12b. Direct taxes	242,356	14.8	14.7	14.3	14.1	14.0
12c. Capital taxes	1,074	0.1	0.2	0.0	0.0	0.0
13. Social contributions	218,535	13.4	13.1	13.0	13.1	13.3
14. Property income	10,968	0.7	0.7	0.6	0.6	0.6
15. Other revenue	61,784	3.8	3.8	3.7	3.7	3.6
15.a Other current revenue	57,503	3.5	3.5	3.4	3.4	3.4
15.b Other capital revenue	4,281	0.3	0.3	0.2	0.3	0.3
16. Total revenue	784,041	47.9	47.2	46.9	47.1	47.1
Memo item: Fiscal pressure		43.5	42.8	42.7	42.9	42.9
Fiscal pressure net of €80 bonus		42.9	42.2	42.1	42.4	42.3
Selected components of expenditure
17. Employee compensation + Intermediate consumption	250,577	15.3	15.1	14.7	14.2	14.0
17a. Employee compensation	161,746	9.9	9.8	9.5	9.2	8.9
17b. Intermediate consumption	88,831	5.4	5.3	5.2	5.0	5.0
18. Total social transfers	377,179	23.0	22.9	22.7	22.5	22.4
Incl: Unemployment benefits	14,615	0.9	0.9	0.9	0.9	0.9
18a. Social transfers in kind	44,194	2.7	2.6	2.6	2.5	2.5
18b. Social benefits other than in kind	332,985	20.3	20.3	20.1	20.0	19.9
19. Interest expenditure	68,440	4.2	4.0	3.8	3.6	3.5
20. Production subsidies	27,711	1.7	1.7	1.4	1.4	1.3
21. Gross fixed investment	37,256	2.3	2.3	2.3	2.3	2.2
22. Capital transfers	28,948	1.8	1.3	1.2	1.2	1.0
23. Other expenditure	36,318	2.2	2.3	2.3	2.2	2.2
24. Total expenditure	826,429	50.5	49.6	48.4	47.5	46.7
Memo item: Public final consumption	310,258	19.0	18.6	18.1	17.6	17.3
Primary current expenditure	691,244	42.2	42.0	41.1	40.4	39.9
Total primary expenditure	757,989	46.3	45.6	44.6	43.8	43.2
1) The first line of the table shows the policy-scenario targets; the remaining figures show estimates at unchanged legislation. Discrepancies, if any, are due to rounding.
2) Figures in millions.
3) The plus sign indicates one-off measures to reduce the deficit.

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The scenario outlined is consistent with the latest forecasts published by the European Commission in February 20166. The Winter Forecasts provide for a reduction in the ratio of net borrowing to GDP equal to 0.1 percentage point, with the ratio falling from 2.6 percent in 2015 to 2.5 percent in 2016, while in 2017, the deficit is slated to decline to 1.5 percent of GDP. The primary surplus is projected to equal 1.5 percent of GDP in 2016, falling by approximately 0.3 percentage points compared with the 2015 Autumn Forecasts, whereas it is pegged at 2.3 percent of GDP for 2017. Interest expenditure in relation to GDP should total 4.1 percent in 2016 and 3.9 percent in 2017.

III.2 MARGINS OF FLEXIBILITY OF THE STABILITY AND GROWTH PACT

Reforms clause and investments clause

With the 2015 EFD, the government outlined its intention to make use of the reforms clause, against a structural balance adjustment of 0.5 percentage points of GDP requested for 2016 on the basis of the prevailing cyclical conditions. The government requested the European Council to allow a temporary deviation (0.4 percentage points of GDP) from the path toward the achievement of the Medium Term Objective (MTO) in order to favour the implementation of important structural reforms that would have a positive impact on the sustainability of the debt in the medium/long term. The request for the application of the reforms clause referred to various areas, including:  reform of the public administration; measures to promote competition; simplification of the justice system and the education system; implementation of labour market reforms; the rebalancing of fiscal pressure to the advance of taxes on profits and work; and the reinforcement of the spending review. This deviation was agreed to by the European Council in its specific recommendations made to Italy for the 2015 European Semester, with a suggestion that Italy needed to improve its structural balance in 2016 by the equivalent of 0.1 percentage points of GDP7.
In consideration of the additional progress made with respect to problem credits and bankruptcy proceedings8, the Italian government advanced another request for flexibility through the reforms clause (0.1 percentage points of GDP) with the Draft Budgetary Plan (DBP) presented in October 2015. At the same time, the government requested the application of the investments clause for another 0.3 percentage points of GDP in 2016, for the funding of investment projects co-financed by European Union funds (approximately €5.2 billion) that are aimed at positively impacting growth potential. Were Italy’s request for flexibility be granted completely, the Council’s original recommendation would translate into a deterioration of the structural balance of 0.25 percent of GDP in 2016.

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6 The comparison of the estimates at unchanged legislation in this EFD with the Commission’s latest estimates has been done in respect of the EU Directive No. 85/2011.
7 European Council recommendation of 14 July 2015 about Italy’s National Reform Programme and opinion about Italy’s Stability Programme.
8 For greater detail, see the focus of 2016 DBP entitled ‘The macroeconomic effects of certain measures contained in Decree-Law No. 83 of 27 June 2015.’

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In the opinion expressed on Italy’s DBP in November 2015, the European Commission had already verified that Italy’s request was consistent with the eligibility requirements for application of the additional flexibility, but the Commission decided to defer the decision about granting the added budget flexibility until the spring of 2016, on the basis of the Spring Forecasts and following the presentation of the 2016 Stability Programme. The Italian government believes that these criteria, already verified upon the presentation of the 2016 DBP, continue to be satisfied.
First, the European Commission’s Communication of 13 January 2015, which governs the various clauses for budget flexibility, requires the respect of the parameters of the preventive arm of the Stability and Growth Pact. Under the policy scenario of this document, the structural deficit is estimated at 0.6 percent of GDP for 2015 (against a deficit of 0.3 percent in the 2016 DBP), whereas according to the Commission’s Winter Forecasts, the aggregate is equal to 1.0 percent. Both estimates ensure a gap of less than 1.5 percent of GDP from the MTO, as requested by European rules. In addition, the achievement of the MTO, though being deferred from 2018 to 2019, remains within the forecast period covered by the Stability Programme. Finally, in 2016, the year of application of the clauses, the structural deficit is estimated at 1.2 percent of GDP, a level below the safety margin9, which is 1.7 percent of GDP for Italy.
Second, the use of the flexibility is granted only if negative cyclical conditions (according to the Commission’s interpretation10) exist during the year of the application of the clauses. This implies that output gap must not exceed -1.5 percent of potential GDP. In this document, the estimate of the output gap for 2016 has been revised from the -2.5 percent in the DBP of October 2015 to -2.3 percent of potential GDP. The Winter Forecasts peg the output gap for Italy at -1.5 percent of potential GDP.
With reference to the investments clause, the Commission has clarified that co-financing expenditure does not have to substitute the investments financed completely with national resources, so that total public investment does not decrease in the forecast. The estimates at unchanged legislation contained in this document indicate growth of 2 percent in the gross fixed investment of the public administration. A similar trend is projected in the Winter Forecasts (+1.13 percent).
Finally, the Common Position approved by the ECOFIN Council in February 201611 has introduced several new elements compared with the Commission’s interpretation of January 2015. The applicability of the investments clause has been extended to all investment projects co-financed by the European structural and investment funds12, including the European Agricultural Fund for Rural Development (EAFRD) and the European Maritime and Fisheries Fund (EMFF), that

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9 The safety margin represents the cyclically corrected net borrowing, which, in the presence of ‘normal’ cyclical fluctuations, minimises the probability of surpassing the threshold of 3 percent for the ratio of net borrowing to GDP. In the Winter Forecasts, the structural balance estimated for 2016 is equal to -1.7 percent of GDP, and it coincides with the safety margin.
10 European Commission Communication ‘Making the best use of the flexibility within the existing rules of the Stability and Growth Pact’ of 13 January 2015.
11 ECOFIN Council Document No. 14345/2015.
12 Funds listed in Regulation No. 1303/2013.

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were considered in Italy’s request but not explicitly mentioned in the Communication of January 2015. Other changes include the introduction of a ceiling equal to 0.5 percent of GDP on the deviation from the MTO or from the path of adjustment toward the MTO granted for the investments clause (similar to what has been provided for the reforms clause), and a maximum limit of 0.75 percent of GDP with respect to the total deviation that can be obtained by the two clauses considered as a whole.

FOCUS
Investments clause: principal developments with respect to projects

This focus section reports some of the detailed data related to the investments plan that were sent to European institutions in February 2016.
As of 15 February 2016, the procedures inaugurated encompassed co-financed national expenditure of €4.4 billion (inclusive of €2.6 billion for investment works and projects already financed), against national expenditure on projects co-financed by the European Union in the amount of €5.2 billion as considered for the investments clause.

TABLE R.1: PROCEDURES INAUGURATED IN 2016 (in € mn)
	ERDF	ESF	YEI	EAFRD	EMFF	CEF	EFSI	Total
Procedures inaugurated	788	314	88	1,264		964	946	4,366
incl.: projects in process	362	151	87	495		964	546	2,605
Clause target	1,400	600	200	800	50	1,050	1,050	5,150

The summary data in Table R.1 show that Italy’s administrations heading up programmes financed by European structural and investment funds (ERDF, ESF, YEI, EAFRD, EMFF) for the 2014/2020 planning period, have inaugurated public tenders for the selection of investment projects in various strategic sectors. In particular, the procedures inaugurated essentially regard initiatives that are focused on sustainable employment, social inclusion, education and training, sustainable transport systems, and the reinforcement of research, technological development and innovation.

Many of the projects already under way regard transportation, research and innovation, culture and the tourism, the digital agenda, and protection and prevention of the risks of pollution.

In the first months of the year, the best results, in terms of procedural and financial development of the plan, can be observed for the projects aimed at strengthening transportation and infrastructure networks. The expenditure for the co-financed projects referring to the Connecting Europe Facility (CEF) was approximately €268 million for the projects that had already been inaugurated as of mid-February 2016. In addition to improving railway connections and certain strategic hubs along the trans-European corridors, the projects also regard studies and efforts to raise the levels of airport security and to transform cargo terminals into smart hubs. Other projects, covering approximately €663 million, have been proposed by Italy, but have not yet been financed due to the lack of EU resources; such projects are nonetheless considered compatible with the Commission’s CEF co-financing guidelines, given their significance for the European networks.

With reference to the investments co-financed by the European Fund for Strategic Investment (EFSI), the road development projects along the foothills of the Veneto and Lombardy Regions (Pedemontana Veneta and Lombarda) are to be presented to the EFSI Investments Committee (the body in charge of determining eligible projects) at the conclusion of an ongoing preliminary analysis being conducted by the Cassa Depositi e Prestiti (the bank responsible for the promotion of Italy’s investment projects).

Finally, the ultra-wideband plan represents one of the priorities of Italy’s digital agenda.  Discussions are currently under way with the European Commission for the purpose of securing direct financing from the EIB, that can, in turn, be associated with EFSI guarantees and co-financing from other structural funds (ERDF and EAFRD).

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III.3 PUBLIC FINANCE: POLICY SCENARIO

Results: structural balance and expenditure rule

The structural balance corresponding to net borrowing of 2.3 percent of GDP in 2016 would be equal 1.2 percent of GDP, a setback of 0.7 percentage points compared with 2015. As clarified in the preceding section, Italy has requested budget flexibility amounting to 0.5 percent of GDP for structural reforms and 0.3 percent of GDP for public investment. Were Italy’s request for flexibility be granted completely, the Council’s original recommendation of July 2015 would translate into a deterioration of the structural balance of 0.25 percent of GDP in 2016. In relation to this new benchmark, the change of -0.7 percent of GDP now forecast would not constitute a ‘significant deviation’, and therefore, it is compatible with the ‘preventive arm’ of the SGP.
The new policy scenario presented here provides for reducing general government net borrowing to 1.8 percent of GDP in 2017 and to 0.9 percent in 2018, thereby bringing the balance to a slight surplus in 2019 (0.1 percent of GDP).
On a structural basis, the Department of the Treasury’s estimates, as based on the method agreed at a European level1, would lead to improvement in the balance, which goes from -1.2 percent of GDP in 2016 to -1.1 percent in 2017, -0.8 percent in 2018 and -0.2 percent in 2019. This last level would essentially ensure the achievement of Italy’s Medium-Term Objective (MTO).
As a matter of principle, the rules for moving back toward the MTO would require improvement of the structural balance of at 0.5 percentage points of GDP2. The government believes such fiscal tightening is inappropriate and

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1 The Treasury’s estimates differ from the underlying macroeconomic forecast only for the fact that the latter has a four-year horizon whereas the Commission’s forecasts do not go past 2017, and in the initialisation of the variances for the calculation of NAWRU for which the MEF uses a grid search procedure for the optimal selection (in this regard, see the special focus section of the 2015 EFD entitled ‘Sensitivity of NAWRU to the initialisation parameters of latent factors’). With regard to the issue of the time horizon for the estimates of the output gap, it is necessary to note (both with respect to the actual and forecast data) that the estimate of the output gap is very sensitive with respect to the length of the forecast period chosen. In drawing up the Stability Programmes, the Member States are asked, based on the Code of Conduct, to present public finance objectives under a policy scenario, structural balances and data for the output gap with respect to a time horizon covering three/four years following the current year. Instead, the European Commission’s Spring Forecasts, which represent the information base for the evaluation of the individual countries’ compliance with the rules of the Stability and Growth Pact, do not extend beyond the year following the current year. Given the construction of the production function model used at a European level, the use of a different time horizon by the Commission makes the estimates of the output gap narrower and more conservative vis-à-vis the estimates computed by the Member States on the basis of macroeconomic projections that encompass another three years. For example, if as part of the EFD policy scenario, the output gap were to be estimated by using the initialisation parameters of the NAWRU variances as contained in the 2016 Winter Forecasts and by increasing and reducing the time horizon to 2019 and 2017, respectively, the average differential in the estimate of the output gap would be at least 0.5 percentage points of GDP. It follows that the deviations compared with the Commission’s figure mainly depend on the incremental effect on the level of the potential GDP due to a longer time horizon. This discrepancy due to the model’s technical characteristics can produce significant differences in the estimation of the structural balances and in the assessment of the compliance with the rules of the Stability and Growth Pact. Accordingly, in order to provide a better basis for comparison of results, it would be necessary for the European Commission to align its forecast time horizon to that required within the framework of the Member States’ Stability Programmes.
2 European Commission, ‘Vade Mecum on the Stability and Growth Pact - 2016 edition’, Institutional Paper 021, March 2016.

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counterproductive in consideration of various important factors that are discussed in detail in Section III.7.

Budget planning for the next few years

For 2016, the government is forecasting net borrowing of around 2.3 percent of GDP, against a September target of 2.2 percent (which was later increased to 2.4 percent in connection with the security and culture measures ordered in November following the terrorist attacks in France). The projections for interest payments on the public debt for 2016 have been scaled down with respect to September, from 4.3 percent to 4.0 percent of GDP, while the primary surplus is estimated to be below the target of 2.0 percent outlined in the EFD Update in September 2015.

TABLE III.2: DIFFERENCES COMPARED WITH THE PREVIOUS STABILITY PROGRAMME
	2015	2016	2017	2018	2019
REAL GDP GROWTH RATE
2015 Stability Programme	0.7	1.4	1.5	1.4	1.3
2016 Stability Programme	0.8	1.2	1.4	1.5	1.4
Difference	0.1	-0.2	-0.1	0.1	0.1

NET BORROWING (% of GDP)
2015 Stability Programme	-2.6	-1.8	-0.8	0.0	0.4
2016 Stability Programme	-2.6	-2.3	-1.8	-0.9	0.1
Difference	0.0	-0.5	-1.0	-0.9	-0.3

PUBLIC DEBT (% of GDP)
2015 Stability Programme	132.5	130.9	127.4	123.4	120.0
2016 Stability Programme	132.7	132.4	130.9	128.0	123.8
Difference	0.2	1.5	3.5	4.6	3.8

The primary surplus for 2016 is pegged at 1.7 percent of GDP, for a slight increase over 2015. The forecast considers the following: the capacity to effectively spend the amounts provided by the spending authorisations; the significant administrative commitment to tax collections; and the actions undertaken for moderately growing the proceeds from the divestiture of real property.
The safeguard clauses that are slated to become operational in 2017 can be valued at the equivalent of approximately 0.9 percent of GDP. The government’s intention in drafting the forthcoming 2017 Stability Law is that of proposing measures as alternatives to the safeguard clauses.  The budget will be finalised in the next few months, and will be designed to ensure the achievement of net borrowing equal to 1.8 percent of GDP in 2017, through a mix of measures to revise public spending (including fiscal expenditures) and instruments to grow fiscal compliance while reducing the margins for tax avoidance and tax evasion.
The initiatives regarding the spending review are to be broadened in the 2018-2019 period, while the organisational and regulatory effort aimed at boosting tax revenue will continue, in a scenario where tax rates are held constant.

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TABLE III.3: AMOUNTS TO BE EXCLUDED FROM THE EXPENDITURE RULE
	2015		2016	2017	2018	2019
	Level (1)	% of GDP	% of GDP
Expenditure on EU programmes fully matched by EU funds	4,300	0.3	0.2	0.1	0.1	0.1
Cyclical unemployment benefit expenditure (2)	2,621	0.2	0.1	0.1	0.0	0.0
Discretionary revenue (3)	-3,214	-0.2	-0.5	0.3	0.3	0.3
Revenue increases mandated by law	0.0	0.0	0.0	0.0	0.0	0.0
(1) Figures in millions.
(2) The cyclical unemployment benefit expenditure has been calculated with the methodology currently used by the European Commission, based on the unemployment gap.
(3) Discretionary revenues are inclusive of social contributions.

TABLE III.4: SCENARIO AT UNCHANGED POLICIES
	2015		2016	2017	2018	2019
	Level (1)	% of GDP	% of GDP
Total revenue at unchanged policies	784,041	47.9	47.2	46.9	47.1	47.1
Total expenditure at unchanged policies	826,429	50.5	49.6	48.4	47.5	46.7
Detail of expenditure
Current expenditure	759,684	46.4	46.0	44.9	44.0	43.4
incl.:
Employee compensation	161,746	9.9	9.8	9.5	9.2	9.0
Intermediate consumption	133,025	8.1	7.9	7.8	7.5	7.5
Capital expenditure	66,745	4.1	3.6	3.5	3.5	3.3
incl.:
Gross fixed investment	37,256	2.3	2.3	2.3	2.3	2.2
Investment subsidies	15,684	1.0	0.9	0.8	0.8	0.8
(1) Figures in millions.

TABLE III.5: STATE SECTOR AND PUBLIC SECTOR: CASH BALANCES (1)
	2015		2016	2017	2018	2019
	Level (2)	% of GDP	% of GDP
Public sector balance	-51,993	-3.2	-3.1	-2.3	-1.4	0.0
Central government	-60,212	-3.7	-3.3	-2.1	-1.3	-0.2
State sector	-59,079	-3.6	-3.3	-2.1	-1.3	-0.2
Local government	8,219	0.5	0.2	0.2	0.2	0.2
Social security funds	0	0.0	0.0	0.0	0.0	0.0
(1) The first line reports the policy-scenario figures; the remaining figures describe the trends at unchanged legislation. (2) Figures in millions.

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TABLE III.6: CYCLICALLY ADJUSTED BUDGET (% of GDP) (1)
	2014	2015	2016	2017	2018	2019
GDP growth rate at constant prices	-0.3	0.8	1.2	1.4	1.5	1.4
Net borrowing	-3.0	-2.6	-2.3	-1.8	-0.9	0.1
Interest expenditure	4.6	4.2	4.0	3.8	3.6	3.5
Potential GDP growth rate	-0.5	-0.2	-0.2	0.2	0.4	0.5

Factor contribution to potential growth:
Labour	-0.2	0.1	0.0	0.2	0.3	0.3
Capital	-0.2	-0.2	-0.1	0.0	0.0	0.1
Total factor productivity	-0.2	-0.1	0.0	0.0	0.1	0.2

Output gap	-4.5	-3.5	-2.3	-1.1	-0.1	0.7
Cyclical component of the budget balance	-2.4	-1.9	-1.2	-0.6	-0.1	0.4
Cyclically adjusted budget balance	-0.6	-0.7	-1.1	-1.2	-0.9	-0.3
Cyclically adjusted primary surplus	4.0	3.5	2.9	2.6	2.8	3.2
One-off measures	0.2	-0.1	0.1	0.0	0.0	0.0
Budget balance, net of one-off measures	-3.2	-2.5	-2.5	-1.8	-0.9	0.1
Cyclically adjusted budget balance, net of one-off measures	-0.8	-0.6	-1.2	-1.1	-0.8	-0.2
Cyclically adjusted primary surplus, net of one-off measures	3.8	3.6	2.8	2.7	2.8	3.3
Change in budget balance, net of one-off measures	-0.1	0.7	0.0	0.7	0.9	1.0
Change in cyclically adjusted budget balance, net of one-off measures	-0.1	0.2	-0.7	0.1	0.3	0.6
(1) Rounding to the first decimal point may cause inconsistencies in the values presented in the table.

FOCUS
Assessment of significant deviations and the expenditure rule

For those countries to which the preventive arm of the Stability and Growth Pact (SGP) is applicable, the path toward achievement of the Medium Term Objective (MTO) is evaluated on the basis of two parameters: 1) the change of the structural balance; and 2) the expenditure rule.

As far as the first parameter is concerned, the path of adjustment toward the MTO, as measured on the basis of the change in the structural balance, is modulated each year in relation to the following criteria15: i) the economy’s cyclical conditions as summarized by the measurement of the output gap; ii) the level of the opening structural balance; iii) the level of the debt-to-GDP ratio; and iv) the existence of medium-term risks to public finance sustainability, as evaluated on the basis of the S1 indicator. For example, in ‘normal’ cyclical conditions (represented by an output gap of between -1.5 percent and 1.5 percent of potential GDP), a country that has a debt-to-GDP ratio above 60 percent and, on the basis of S1, average risks of sustainability, must move toward its MTO through a reduction of the structural balance of more than 0.5 percentage points of GDP. The Commission’s Communication of January 2015 has clarified that modulated annual adjustments on the basis of cyclical conditions can be reduced for the application of the structural reforms and investments clauses. This implies that against the required annual adjustment of the structural balance (0.5 percentage points of GDP) in normal cyclical conditions, the joint application of the reforms and investments clauses can permit maximum easing of the structural balance for up to -0.25 percentage points of GDP.

With reference to the expenditure rule and to countries that have not yet achieved their MTO, European regulations establish that the aggregate expenditure of reference must grow

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15 See the matrix that specifies the annual adjustment toward the MTO on the basis of the situation for the economic cycle presented in the Commission’s Communication ‘Making the best use of flexibility within the existing rules of the Stability and Growth Pact’ of 13 January 2015.

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at a rate equal to the difference between the average growth rate of potential GDP16 and the so-called convergence margin. The convergence margin is, in turn, calibrated in relation to the economy’s cyclical conditions so that, for example, in ‘normal’ cyclical conditions (i.e. annual output gap of between -1.5 percent and 1.5 percent of potential GDP), the expenditure aggregate is reduced so as to ensure annual improvement in the structural balance that is equal to or greater than 0.5 percent of GDP. As clarified by the European Commission, the remodulation of the expenditure rule’s parameters also occurs in the event of the application of the flexibility granted for structural reforms and/or for the investments clause.

With regard to the path of adjustment toward the MTO, there are significant deviations if there is a shift of 0.5 percentage points of GDP over one year, or an average of 0.25 percentage points over preceding two years, compared with the path identified based on the change of the structural balance and the expenditure rule. However, only the existence of a significant deviation reported on ex-post data can lead to the opening of an infraction procedure.

In 2015, the macroeconomic assumptions in the EFD produce an output gap of -3.5 percent of potential GDP in the policy scenario (and -3.4 percent in the scenario based on unchanged legislation). The cyclical conditions would thus be defined as particularly adverse (‘very bad times’) and the required adjustment of the structural balance and the convergence margin of the expenditure rule would need to ensure improvement of 0.25 percentage points of GDP in structural terms. On an annual basis, the structural deficit of 2015 decreased in line with the required adjustment, whereas it deviated by approximately 0.1 percentage points of GDP with respect to the two-year average. With regard to the expenditure rule, the deviation on an annual base would be 0.4 points of GDP (below the threshold of 0.5 points that would trigger the alarm for a significant deviation) and 0.1 percentage points with regard to two years.

Given the cumulative application of the reforms and investments clauses, the structural deficit for 2016 can increase by 0.25 percentage points of GDP compared with 2015. Similarly, the expenditure aggregate can rise by 0.6 percent in real terms. With respect to these parameters, in 2016, there will be a deviation of the structural balance of 0.4 percentage points of GDP on an annual basis and 0.2 percentage points of GDP with respect to the 2015-2016 average, but neither of these is significant according to the SGP criteria. With respect to the expenditure rule, the deviations would be zero on an annual basis and limited with respect to the two-year average (approximately 0.2 percent). In 2017, under the EFD’s scenario at unchanged policies, there would be absolute compliance with the expenditure rule, matched by a required reduction of the structural balance amounting to more than 0.5 percentage points of GDP. The aggregate of reference would fall by 1.3 percent in real terms, with thus no deviations on an annual basis or when compared with the two-year average. The following table provides more detailed information about the application of the expenditure rule in the scenario at unchanged policies over the EFD’s entire time horizon.

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16 The average growth rate of potential GDP is computed on the basis of the production function method agreed at a European level, considering a 10-year average of the European Commission’s forecast centred on the year for which the estimation is being made. The 10-year average accordingly includes the four years prior to that for the estimation, and the five subsequent years (forecast of two years and mechanical extrapolation for the last three).

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APPLICATION OF THE EXPENDITURE RULE (1)
	2014	2015	2016	2017	2018	2019
1. Total expenditure	825,534	826,429	828,712	830,062	837,775	849,512
2. EU financed expenditure	5,500	4,300	2,600	1,900	2,500	2,500
3. Cyclical components of unemployment subsidies	3,069	2,621	2,186	1,463	634	-82
4. Interest	74,340	68,440	66,911	65,186	64,075	64,002
5. Gross fixed investment	36,871	37,256	38,014	38,633	39,780	40,622
6. Gross fixed investment – average for past 4 years	40,476	38,468	37,645	37,694	38,421	39,262
7. Step 1: Expenditure aggregate of reference (1-2-3-4-5+6)	746,230	752,280	756,647	760,573	769,207	781,732
8. Change in discretionary revenue	8,118	-3,214	-9,187	4,311	4,542	4,682
9. Step 2: Expenditure aggregate of reference	738,112	755,494	765,834	756,262	764,665	777,050
10. Step 3: Growth rate of the aggregate of expenditure, in nominal terms	0.0	1.2	1.8	-0.1	0.5	1.0
11. Step 4: Growth rate of the aggregate of expenditure, in real terms	-1.5	0.4	0.5	-1.3	-0.7	-0.2
12. Benchmark (maximum limit on growth of the expenditure aggregate)	0.0	-0.5	0.6	-1.3	-0.3	0.0
Impact of the deviation of the expenditure aggregate from the maximum limit in terms of structural balance over 1 year (<-0.5%)	0.2	-0.4	0.0	0.0	0.2	0.1
Impact of the deviation of the expenditure aggregate from the maximum limit in terms of structural balance (two-year average) (<-0.25%)	0.8	-0.1	-0.2	0.0	0.1	0.1

1) The expenditure aggregate of reference is consistent with the values presented in the general government account, with the following subtracted from total expenditure at unchanged policies: interest expenditure, expenditure financed with EU funds; and the cyclical component of unemployment subsidies. The average expenditure for investments is also considered (calculated for the current year and the preceding three years). Also subtracted are the discretionary revenue measures and social contributions. The growth rate of the expenditure of reference has been deflated for 2011-2015, as required by the Vademecum on the Stability and Growth Pact (section 1.3.2.3); the average deflator from the 2015 Spring and Autumn Forecasts was used for 2016 and the years thereafter. The 2016 benchmark was obtained by considering the 10-year average growth rate of potential GDP, as taken from the European Commission’s 2015 Spring Forecasts. For the years 2017-2019, the average potential growth rate considered was that centred on the current year of the 2016 Winter Forecasts. With respect to the definition of the convergence margin for 2017-2019, the level of primary expenditure for 2016 as reported by the 2016 Winter Forecasts was used.
Note: the growth rates of the expenditure aggregate on line 10 were computed by considering the current value in line 9, net of the impact of the change of the discretionary tax measures compared with the value of the previous year’s expenditure aggregate, in nominal terms, as reported in line 7. In line with the method decided at a European level, past deviations were held constant. Accordingly, the deviation with respect to one year and two years of 2014 was held constant, when compared with the ex-post assessment made by the Commission.
Source: MEF analyses using data provided by the State General Accounting Department.

FOCUS
The estimation of potential output: an enhanced methodology for Italy

Given its relevance in determining structural budget balances both under the framework of the Stability and Growth Pact and under the national legislation (Law n. 243/2012), the agreed production function methodology shared at the EU level to gauge potential output and output gaps has come increasingly under scrutiny in recent years. Both the European  Commission and the Output Gap Working Group (OGWG), in charge of monitoring the agreed methodology, have recognised the existence of theoretical and econometrical drawbacks and have largely discussed possible adjustments to the model. However, in some cases, like the Italian one, problems still remain.

According to the mandate of the Output Gap Working Group (OGWG), the commonly agreed methodology should respect the following principles: a) It has to be relatively simple, fully transparent and stable. The trend extraction methods should be based on economic as well as statistical principles with the key inputs and outputs clearly defined; b) It should strive for

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equal treatment for all EU Member States, whilst in exceptional circumstances recognising country-specific characteristics; c) It should provide an unbiased assessment of the past and future potential growth in the EU Member States, while aiming to include the effects of all adopted structural reforms;  d) It should aim at limiting the pro-cyclicality of potential growth estimates.

As far as Italy is concerned, the Government is of the opinion that the current agreed methodology is not suited for providing an unbiased assessment of past and future potential growth. Results are pro-cyclical and not in line with macroeconomic intuition. More in details, when applied to Italian data, the commonly agreed production function performs poorly with respect to the estimation of the Non-Accelerating Rate of Wage Unemployment (NAWRU) and in the extrapolation of the trend and cyclical components of Total Factor Productivity. On both items, this note puts forward some enhanced solutions based on a slight modification of the commonly agreed methodology. The large volatility in the results vis-à-vis those produced by the Commission proves that the model is not stable neither over the historical period nor over the forecast horizon.

A new  Phillips curve for the estimation of Italian potential GDP

The Non-Accelerating Wage Rate of Unemployment (NAWRU) is a latent variable representing the unemployment rate consistent with no change in wage inflation. Given this definition, the NAWRU for Italy is estimated in the commonly agreed methodology through a very stylized model. A Kalman filter is applied to the series of the unemployment rate and to the so-called Phillips curve, i.e. the equation that expresses the inverse relationship between wage inflation and a concurrent and two-period lags measure of cyclical unemployment17.

Recent empirical analyses have shown that the wage/unemployment relationship featured by the Phillips curve may have weaken over past decades and, in particular, during the recent financial crisis18. In recent years, considerable increases in the unemployment rate experienced in some countries, including Italy, have not been matched by correspondent reduction in wage inflation in line with what would have been foreseen on the basis of the mechanisms underlying the Phillips curve.

In addition, in Italy's case, the Phillips curve model used for the estimation of the NAWRU as part of the methodology agreed at the European level for computing the output gaps and structural balances19 has, in most cases, produced estimates that are not robust  from a statistical point of view and not entirely in line with macroeconomic intuition.
For instance, according to the 2016 Winter Forecasts, the NAWRU for Italy  is expected to increase by 0.6 percentage points from 10.5 percent of 2015 to 11.1 percent of 2017 in

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17 For the complete specification of the commonly agreed methodology used for the NWRU estimation see Section III.1 of the Methodological Note attached to the EFD 2016.
18 Considering the current level of interest rates and low inflation, the relationship between the unemployment rate and labour cost seems to have lost significance.  Indeed, despite the sizeable increase in unemployment during the most recent recession, the effects on wage inflation have been modest. Some empirical studies estimate a gradual levelling of the curve due to the fact that price expectations have been anchored to the inflation targets declared and pursued by the respective central banks. Other researches have shown how the traditional Phillips curve tends to indicate a weakening of the relationship between unemployment and wages (or price inflation) because the traditional curve overlooks the broader weight assumed by long-term unemployment, which, since it cannot be reabsorbed quickly, contributes to creating additional hysteresis. With reference to the first effect, see: Ball L. Mazumder S., (2015) A Phillips Curve with Anchored Expectations and Short-Term Unemployment, IMF Working Paper, WP/15/39, available at:
http://www.imf.org/external/pubs/ft/wp/2015/wp1539.pdf. See also: Rusticelli E., Turner D. Cavalleri M.C. (2015) Incorporating Anchored Inflation expectations in the Phillips Curve and in the derivation of OECD measures of the unemployment gap, OECD Working papers. With reference to the effect of long-term inflation, see: Elena Rusticelli, (2014), Rescuing the Phillips curve: Making use of long-term unemployment in the measurement of the NAIRU, OECD Journal: Economic Studies, 2014, vol. 2014, issue 1, pages 109-127. As a general reading it is possible to refer to: IMF (2013) “The dog that didn’t bark: has inflation been muzzled or was it just sleeping”, World Economic Outlook, IMF, April
19 For additional details, see formula (8) of the Section III.1 of the methodological note attached to the EFD 2015.

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spite of the fact that: 1) over the same time horizon, the unemployment rate is projected to fall of 0.6 percentage points; 2) wage inflation is expected to be negative in 2015 and 2016 (respectively, -0.2 percent and -0.03 percent) and only in 2017  would be back in positive territory (0.6 percent); 3) the tax wedge has fallen from 44.7 percent in 2013 to 42.4 percent  in 2014 as a result of the implementation of structural reforms.

Furthermore, in the Winter Forecast 2016, even though the related coefficients that link wage inflation to the unemployment gap are highly significant, the entire Phillips curve model is marked by a very low coefficient of correlation R2 whose value is just above zero.

In an attempt to improve the fit of the model, it is possible to use an alternative specification of the Phillips curve, in which, in line with the approach previously adopted by other international organisations (such as the OECD and IMF), the endogenous variable currently represented by the series that measures the acceleration of wage inflation is to be substituted with the series that measures price inflation.

More specifically, the model has been re-estimated, by substituting the equation currently used by the European Commission for the estimation of the Phillips curve (see formula (8) of the Methodological Note in Section III.1 of this document) with the following formula:

ΔPt = a + b1Gt + b2Gt-1 + b3Gt-2 + gMGSt + e4t                        e4t ~ N(0, var (e4))

where P= the inflation rate calculated on the consumption deflator, Gt= unemployment gap and MGS= weight of imported inflation on the quota of domestic demand. The introduction of an exogenous variable capable of capturing the effects of import prices is in line with the OECD model and with the theoretical formula adopted by the European Commission20.

When using such specification for the Phillips curve, the model moves from the estimation of the Non-Accelerating Wage Rate of Unemployment (NAWRU) to the estimation of the Non-Accelerating Inflation Rate of Unemployment (NAIRU) although remaining within the framework used by the European Commission.

The results reported in the table and figures below show a general improvement in the estimates of structural unemployment when compared with the results obtained by the European Commission for the Winter Forecast 2016 (see log likelihood figure), as well as a considerable increase in the goodness of fit of the Phillips curve witnessed by the huge increase in the R2 statistic (equal to approximately 48 percent under the new specification).

ESTIMATION OF PHILLIPS CURVE: CURRENT VS ALTERNATIVE SPECIFICATION
	NAWRU – Current specification			NAIRU – New specification
	Coefficient	Standard Error	T-Statistics	Coeficient	Standard Error	T-Statistics
Constant	-0.0015	0.0033	-0.4551	-0.0004	0.0023	-0.1590
Beta-Lag 0	-0.0339	0.0114	-2.9629	-0.0130	0.0063	-2.0745
Beta-Lag 1	0.0560	0.0191	2.9351	0.0211	0.0105	2.0111
Beta-Lag 2	-0.0272	0.0120	-2.2717	-0.0082	0.0063	-1.3139
Exigenous variable (imported inflation)	-	-	-	1.3941	0.2134	6.5332
Log-likelihood		-138.3580			-178.8720
R-squared (one step ahead)		0.0110			0.4723
Source: European Commission 2016 Winter forecasts and own elaborations.

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20 The model is based on annual data covering the period 1967-2017.

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PHILLIPS CURVE: THE IMPROVED FIT OF THE NEW SPECIFICATION
NANAWRU – CURRENT SPECIFICATION	NAIRU – NEW SPECIFICATION

Source: Commission Services, 2016 Winter Forecasts.	Source: Own elaborations on Commission Services, 2016 Winter Forecasts.

The figure below shows the comparison between the NAWRU of the Winter Forecast 2016 and the new estimate of the NAIRU. Even though the NAIRU has better statistical properties and is less pro-cyclical than the European Commission's NAWRU estimates, problems still remain with the macroeconomic interpretation of the results in real time and over the forecast period (2016-2017). Both the NAIRU and the NAWRU measures show an increasing pattern in spite of the decrease in the unemployment rate, the subdued dynamics of prices and wages and in spite of the fall in the tax wedge on gross wages. Such shortfall of both models, mostly imputable to the inability of such trend extraction methodology to take into account of the effects of structural reforms, remains to be dealt with.

UNEMPLOYMENT RATE, NAWRU AND NAIRU

Source: European Commission 2016 Winter forecasts and own elaborations.

A Labour hoarding measure to estimate the trend of Total Factor Productivity

In the commonly agreed methodology, the measurement of the trend and the cyclical components of the Total Factor Productivity (TFP) for Italy is subject to two relevant shortcomings which affect, respectively, the underlying macroeconomic intuition and the statistical features of the results. The first problem is related to the current estimates of the growth rate of the TFP trend which, quite counterintuitively, are negative as of 2002, thus

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contributing to the reduction of both the levels and the growth rates of potential output. The second drawback is related to the statistical properties of the capacity utilisation indicator (the so-called CUBS). This indicator, built by the Commission services to estimate the cycle of TFP on the basis of soft data (specifically, the capacity utilisation index for manufacturing and sentiment indicators for the services and construction sectors), seems not to follow the pattern of real activity as of 2012 (see figures below).

Indeed, as of mid-2012, survey-based data for Italy have shown a sudden disconnection with real activity measures. In the manufacturing sector, the increases in both the level of capacity utilisation and in the sentiment indicator has not been matched by expansion of similar magnitude in real activity as measured by the industrial production index. Likely, in the service sector, the increase in confidence shown by data as of 2012 has only mildly been reflected in services  value added metrics.

On the other hand, the swift surge in capacity utilisation and confidence indicators has been appropriately reflected in the so-called CUBS index currently used in the commonly agreed methodology for the estimation of TFP. Such a pattern has been treated by the Bayesian Kalman filter model currently used to estimate TFP trend as an indisputable indication of a strong and positive cyclical shock. Accordingly, in the last years of the sample, the Commission estimates show a fast increase in the cyclical component of TFP so that the gap with a trend that still grows at negative rates it is closed already in 2017.

In order to address both the issue of the protracted negative TFP trend growth and the misspecification of the current TFP cycle, the Italian Treasury developed an enhanced version of the commonly agreed methodology which, by introducing only a slightly different specification of  the variable used to disentangle the cyclical component of TFP, leads to a much different assessment of output gaps, both for the historical period and for the forecast years 2016-2017.

SURVEY-BASED INDICES: RECENT EVIDENCE OF A DISCONNECTION WITH REAL ACTIVITY MEASURES
MANUFACTURING	SERVICES

Source: ISTAT. Note: Data with different frequencies, normalized over the considered period. Industrial production index is monthly-based (2010=100).	Source: European Commission. Note: Data with different frequencies, normalized over the considered period. Chain-linked value addes series of the service sector with 2010=100.

Basically, in line with similar exercises presented by the Commission at the Output Gap Working Group, the Total Factor Productivity has been estimated by means of the commonly agreed methodology, by replacing the CUBS index with a measure of labour hoarding. Labour hoarding has been measured by using the data on the number of hours worked declared by firms to be paid to workers who, in case of reduction of the activity due to crisis or negative cyclical developments, are earmarked in the supplementary wage scheme (Cassa Integrazione Guadagni - CIG). This statistic, collected by INPS, presents the following

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advantages: 1) it is a real variable collected for the whole economy and not a survey based figure; 2) it is based on data collected monthly  since 1970, whereas the CUBS indicator  is available only since 1985; 3) as shown by the figure below, it performs relatively well as capacity utilisation indicator as it tracks exactly the turning points of the CUBS index.

HOURS PAID UNDER THE CASSA INTEGRAZIONE GUADAGNI (CIG) AND CUBS INDICATOR

Note: The CIG series is expressed as the log of the difference from the historical average (1970-2015) Source: INPS and European Commission 2016 Winter forecasts.

The estimation by means of the commonly agreed Bayesian Kalman Filter of the trend and the cycle of Total Factor Productivity with a measure of labour hoarding as the CIG  (instead of the capacity utilization index adopted so far) would lead to a different picture both on the historical period and on the forecast horizon.

TOTAL FACTOR PRODUCTIVITY: THE ESTIMATES BASED ON THE CIG INDICATOR
CYCLE-TREND DECOMPOSITION	GROWTH RATE IN TREND TFP

Source: European Commission, 2016 Winter Forecasts and own elaborations.
Note: the priors used for the estimation of the TFP with the CIG indicator are the same as the Commission Services 2016 Winter Forecasts.

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The estimates of potential output, output gaps and structural balances with the enhanced methodology

The inclusion in the commonly agreed production function of the NAIRU series (instead of the NAWRU ones) and TFP trend resulting from the application of the labour hoarding measure (CIG) would lead to significant changes in potential output growth and output gaps as estimated according to the macroeconomic framework underlying the 2016 Commission services Winter Forecasts.

Under the enhanced specification, potential growth will remain on a downward path. Nonetheless, it will move in a less procyclical manner with respect to the official estimates produced by the Commission. Potential growth is thus estimated to be lower than Commission results in the year 2000-2002 and higher during the recent financial crisis, resulting negative only during the years 2012-2015.

Likewise, the output gaps under the enhanced specification will result significantly wider than what estimated in the 2016 Winter Forecasts. Based on such improvements, Italy’s output gap would amount to -4.5 percent of potential output in 2015 (vis-à-vis -2.9 percent estimated by the Commission), -3.4 percent in 2016 (vs. -1.5 percent) and -2.4 percent of potential output in 2017 (vs. -0.3 percent). Such values of the output gaps would translate into structural deficits of -0.1 percent of GDP in 2015 (instead of -1.0 percent estimated by the Commission), -0.7 percent in 2016 (vs. -1.7 percent) and -0.5 percent of GDP in 2017 (vs. -1.4 percent). According to these figures, and in line with OECD and IMF estimates, Italy would have broadly achieved its MTO already in 2015 and the deviation in 2016 would be justified by the request of budgetary flexibility under the Provisions of the Stability and Growth Pact (SGP).

Moreover, countries that reached the MTO in the year preceding the application of SGP flexibility clauses are allowed to depart from it for three years and only return to their MTO at T+4 (2019).

According to the enhanced output gap model, the closing of the output gap in 2017 would remain sharp, but the required structural effort would be much smaller than the one implied by the current Commission estimates.

POTENTIAL GROWTH AND OUTPUT GAPS WITH THE ENHANCED MODEL
POTENTIAL GROWTH	OUTPUT GAPS

Source: European Commission, 2016 Winter Forecasts and own elaborations.

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ALTERNATIVE MODEL: POTENTIAL GROWTH AND OUTPUT GAP
Years	Output Gap		Structural Deficit
	2016 Winter Forecasts	Enhanced Methodology	2016 Winter Forecasts	Enhanced Methodology
2011	-1.6	-1.5	-3.3	-3.3
2012	-3.3	-3.8	-1.2	-1.0
2013	-4.2	-5.2	-0.7	-0.4
2014	-3.9	-5.3	-0.9	-0.4
2015	-2.9	-4.5	-1.0	-0.1
2016	-1.5	-3.4	-1.7	-0.7
2017	-0.3	-2.5	-1.4	-0.2
SOURCE: EUROPEAN COMMISSION 2016 WINTER FORECASTS AND OWN ELABORATIONS.

III.4 IMMIGRATION EMERGENCY AND RELATED COSTS

The European Union is facing an unprecedented challenge represented by the flow of the refugees and asylum seekers, as a result of the conflict in the Mediterranean basin. Though stressing the uncertainty that surrounds the development of this type of phenomenon, the European Commission indicates the arrival of more than 1 million people in 2015, and projects the arrival of another 3 million by the end of 201721. The sharp increase in the arrivals of migrants has put considerable pressure on various Member States, putting their receptive capacities to a test and, in some cases, aggravating political and social tensions. Italy has been at the forefront in managing this crisis, assuming the responsibility of ensuring border control, including for other countries within the European Union, and carrying out huge rescue operations in the Mediterranean.
The current emergency is occurring within profoundly changed geopolitical framework, which requires a common response from Europe, with regard to:  the re-evaluation of asylum system mechanisms22, the safeguarding of human rights, and the management of external borders.  These challenges require a coordinated policy in order to supply immediate aid, and to plan transition and integration processes that can balance the short-term costs with benefits in the long term23.
In consideration of the drastic increase of refugees and asylum seekers, Italy’s Draft Budgetary Plan (DBP) of October 2015 requested the European Union to recognise the exceptional nature of the economic and financial impact of the phenomenon.
Starting in 2014, the number of people landing on Italy’s coast exceeded 150,000, which was more than triple the number registered in 2013, and was by far greater than: i) the trend of the past 20 years, and ii) the numbers registered in 2011 and 2012 at the time of the North African humanitarian emergency (Figure

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21 See the European Commission’s Autumn Forecasts (5 November 2015), Box 1.
22 Currently governed by EU Regulation No. 604/2013 of 26 June 2013 (Dublin III) which establishes the criteria for determining the Member State responsible for reviewing an application for international protection presented in one of the Member States by a citizen of a third country or a person without citizenship.
23 The current phenomenon should nonetheless not be confused with other trends of immigration for the purposes of work or joining family members, which have also been increasing in recent years in Italy. Foreign citizens residing in Italy amounted to 2.2 percent of the total population in 2000, with the number rising to 8.2 percent in 2015. Italy is, along with Ireland and Spain, one of the European countries witnessing the highest increases (Eurostat data).

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III.1). The data for the first quarter of 2016 confirm the exceptional nature of the situation, with approximately 15,000 migrants arriving from the sea, compared with approximately 10,000 for the same periods of 2015 and 2014.  Alongside these figures, there were another 2,000 arrivals by land during the winter months of 2016.
The people housed at reception facilities are also at peak levels. As of 31 March 2016, there were approximately 107,000 migrants in the more than 1,800 temporary facilities set up by the government for this purpose, inclusive of the system for the protection of asylum seekers: the number of migrants was thus almost double that at the end of 2014 and more than ten times higher than the average for the 2011-2013 period (Figure III.2). The number of unaccompanied minors has surpassed 10,000, creating an enormous challenge (vis-à-vis previous wages of migration) in terms of the adequacy of lodging, supervision, and the introduction to schooling. Asylum seekers more than tripled between 2013 and 2015, with the number of applications rising from 26,000 to more than 83,000.

FIGURE III.1: ARRIVALS OF MIGRANTS ON ITALY’S COASTS (1991-2015)

Source: Port authorities.

FIGURE III.2- MIGRANTS IN RECEPTION FACILITIES (2013 – 2016)

Legend: CPSA: Emergency healthcare and reception facilities; CDA: Reception facilities, CARA: Reception facilities for asylum seekers; SPRAR: System of protection for asylum seekers and refugees run by local entities.
Source: Interior Ministry.

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The activation and management of a welcoming system capable of dealing with the pressure entails an effort on the part of all levels of government24. The resources are almost entirely booked to the State budget. Italy’s DBP indicated expenditure related to the refugee emergency in the amount of €3.3 billion (0.2 percent of GDP) for each of the two years of 2015 and 2016.
With the publication of the Winter Forecasts, the European Commission announced it would be carefully monitoring the situation related to expenditure for the refugees, on the basis of the data supplied by the authorities of the Member States affected, so as to determine eligible amounts, including for the calculation of the structural borrowing, as provided by Article 5.1 and Article 6.3 of the EC Regulation No. 1466/97, and Article 3 of the Fiscal Compact25. The information will be used for an ex-post evaluation of possible deviations from the 2015 and 2016 objectives due to the additional costs related to the refugee emergency.
The estimate of the expenditure related to the refugee crisis has been updated to take into account subsequent developments and more in-depth study of the data (see Focus below). The budget impact of the immigration emergency, in terms of net borrowing and net of EU subsidies, is currently quantified as €2.6 billion for 2015 and forecast at €3.3 billion for 2016 (based on a constant scenario, namely without further exacerbation of the crisis). The change in the expenditure is equivalent to 0.03 percent of GDP in 2015, compared with 2014, and 0.04 percent in 2016, compared with 2015.
With only the incremental year-on-year expenditure for 2015 and 2016 being excludable from the SGP limits, Italy is at a disadvantage because, since 2014, it has been annually spending some 2.0-2.5 times the average annual expenditure sustained in 2011-2013. The immigration emergency expenditure incurred is mostly due to Italy’s geographic position, with the refugees considering it primarily as a country of transit. This situation, when considering the short-term costs incurred, reduces Italy’s potential to reap the medium-/long-term economic benefit generated by the integration of the migrants in the productive fabric, which instead will occur in the various countries of the refugees’ final destinations.

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24 The National Operational Plan for dealing with the extraordinary inflow of non-EU citizens was approved in July 2014, and ratified by Italy’s regions and local governments. The plan provided for: expanding the administrative staffing at police headquarters in order to speed up the identification of asylum seekers and processing asylum applications; shoring up the territorial commissions to accelerate the timing for examining applications for international protection; expanding the government’s reception facilities to accommodate more people; and acknowledging the need to ensure a smooth transition between primary- and secondary-assistance services.
25 These provisions allow for a temporary deviation from the objective of the achieving a balanced budget in ‘exceptional’ circumstances, or when ‘there are unusual events occurring that are not subject to the control of the contracting party affected, and that have significant repercussions on the public administration’s financial situation’.

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Expenditure for the immigration emergency

Without a stringent definition at a European level of the concept of ‘expenditure for refugees,’ Italy has proceeded (as have other countries) to make an independent estimate that takes into account the expenditure for taking in the refugees, for sea rescues and for the immediate repercussions on healthcare and education26.

Compared with the data presented in the DBP in October 2015, the entire historical series has been revised to take into account the following elements: calculation of the effects on borrowing, net of induced effects (taxes and social contributions); better definition of the expenditure strictly linked to taking in the refugees; revision of the healthcare expenditure to take into account the actual number of asylum seekers; preliminary data for 2015; and updating of the borrowing requirement estimated for 2016 on the basis of the number of people at the reception facilities at the end of 2015.

The Interior Ministry has responsibility for registering the migrants arriving (with the help through 2014 of the Ministry of Labour and Social Policies, with respect to unaccompanied minors). The key expenditures refer to: the management and maintenance of reception facilities, temporary structures and the system of protection for asylum seekers and refugees (SPRAR)27; the fund for unaccompanied foreign minors; the territorial commissions in charge of examining applications for recognition of refugee status; and administrative costs, including for the Interior Ministry’s operation of an information system and the personnel directly involved. In addition to the expenditure included in the State budget, there is an estimate of the costs sustained by local government (which vary significantly from one area to another) for the SPRAR and unaccompanied minors.

The sea rescues involve the personnel and assets of the armed forces, the port authorities and the financial police; the estimate of the expenditure incurred is based on a reconciliation of the costs associated with the rescue operations (split, where possible, into personnel expense, other current expenditure and capital expenditure for the vehicles used).

The quantification of the costs for the national healthcare service (NHS) is based on feedback from local healthcare units regarding expenditure for illegal immigrants; such costs are annually reimbursed by the Interior Ministry. Added to this is another expenditure as from 2013 for new asylum seekers who are not individually tracked because they have been directly registered within the NHS. With respect to education, the expenditure is estimated by considering the average unit cost for the number of foreign students entering the national school system for the first time in a given year. For 2015, the number of new foreign students was around 40,000.

Finally, in addressing the Syrian refugee emergency in Turkey, the Member States reached an agreement in March 2016 to set up a fund entitled the Refugees Facility for Turkey (RFT), which provides for a total contribution of €3 billion28. Italy’s portion is approximately €225 million, split over a period spanning several years.

No value has been assigned to the indirect burden of the migrants’ overall social integration into the country.

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26 Article 21 of Legislative Decree No. 142/2015 governs i) healthcare for asylum seekers, by referencing the provisions of the Consolidated Act on immigration (Legislative Decree No. 286/1998) and ii) the schooling obligation for unaccompanied minors or children of asylum seekers.
27 The national asylum programme was created in 2001 by the Interior Ministry, the National Association of Italian Municipalities, and the UN High Commissioner for Refugees, and formalised by Law No. 189/2002. The SPRAR was set up by the network of the local entities that tap the National Fund for Asylum Policies and Services. The SPRAR was set up as a network of secondary reception facilities used for the social integration of persons already having some form of international protection; howe ver, given the increase of migrant flows, the SPRAR is also now active at the level of the first reception facilities.
28 More precisely, €1 billion to be paid by the European Union budget and €2 billion to be paid by the Member States, split according to gross national income.

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The most significant part of the expenditure refers to the reception facilities (more than 50 percent of the total in recent years), following by the cost of sea rescues (between 25 percent and 30 percent). These are primarily classified as current expenditure, even though capital expenditure has increased over the years in view of the physical expansion of the reception facilities, and the maintenance and upgrade of the assets needed for rescue operations, which also include depreciation of aircraft, ships and land transportation vehicles and equipment.
In order to determine the incremental expenditure stemming from emergency, the data were compared with the average expenditure incurred during ordinary conditions (namely, 2011-2013, net of the costs for the North African crisis, which caused an extraordinary inflow of refugees between 2011 and 2012 after the Arab Spring29). The differential between the expenditure incurred (net of EU subsidies) for dealing with the current humanitarian crisis and that of the 2011-2013 period is approximately €5 billion in cumulative terms (Figure R.1).

TABLE R.1 - ESTIMATE OF EXPENDITURE INCURRED FOR MIGRANT CRISIS. YEARS: 2011-2016
	2011	2012	2013	2014	2015	2016
In € mn
Total constant scenario	922	899	1,356	2,205	2,736	3,431
Total growth scenario	-	-	-	-	2,736	4,227
% of total
Sea rescue	32.8	22.5	35.4	44.5	28.6	25.4
Welcome	36.2	43.6	41.5	33.1	51.2	58.3
Healthcare and education	31.0	34.0	23.1	22.4	20.2	16.3
% of total
Current	95.7	93.0	78.7	84.6	90.7	87.7
Capital	4.3	7.0	21.3	15.4	9.3	12.3
In € mn
EU subsidies	94	65	101	160	120	112
Total, net of EU subsidies	828	834	1,255	2,045	2,615	3,319
% of GDP
Total, net of EU subsidies	0.05	0.05	0.08	0.13	0.16	0.20
Diff. respect to t-1	0.00	0.00	0.03	0.05	0.03	0.04

Note: The data do not include the expenditure related to the North African emergency, which was classified as such in 2011 and was officially ended on 1 January 2013. The growth scenario considers the arrival of: another approximately 1,000 minors each year at an average cost of €45 per day; another approximately 62,000 people at the government’s reception and temporary facilities, at an average cost of €32.50 per day; and approximately 3,500 asylum seekers and refugees added to the protection system at an average cost of €35 per day.
Source: Analyses by MEF, State General Accounting Department.

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29 The ordinance of the head of the Civil Defence Department (No. 33 of 28 December 2012) governs the closing of the status of humanitarian emergency due to the exceptional inflow of migrants, and the return to the ordinary status as from 1 January 2013

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FIGURE R.1 - TOTAL EXPENDITURE FOR MIGRANTS: CONSTANT SCENARIO VS GROWTH SCENARIO

Source: Analyses by MEF, State General Accounting Department.

The following tables provide the classification according to the European Commission’s formats for estimating the expenditure incurred for the refugee emergency that were sent to the Member States as part of fiscal surveillance procedures.

TABLE R.2 - IMPACT ON NET BORROWING BY ECONOMIC CATEGORY. YEARS 2011-2016 (IN € MN)
	2011	2012	2013	2014	2015	2016
1.Employee compensation (D.1)	97	83	81	84	88	89
2.Intermediate consumption (P.2)	190	199	218	347	430	349
3.Social services (D.62, D.63)	149	160	306	637	1,172	1,721
4.Subsidies (D.3)	-	-	-	-	-	-
5.Gross fixed investment (P.51)	40	63	289	340	254	423
6.Transfers in capital account (D.9)	-	-	-	-	-	-
7.Other	447	394	462	797	792	848
8.Impact on net borrowing (8)=Ʃ(1..7)	922	899	1,356	2,205	2,735	3,431
9. EU subsidies	94	65	101	160	120	112
10.Impact on borrowing, net of EU subsidies (10)=(8)-(9)	828	833	1,255	2,045	2,615	3,318
11. Total impact on nominal deficit, net of EU subsidies (% of GDP)	0.05	0.05	0.08	0.13	0.16	0.20

Note: The data do not include the expenditure related to the North African emergency, which was classified as such in 2011 and was officially ended on 1 January 2013. The table incorporates certain approximations where unit costs were not available by economic category. In particular, the current expenditure for defence was considered fully as intermediate consumption (by prevalence); the other item includes expenditure related to education, healthcare, the payments to Turkey (excluded from the EU budget) and the EU funds and related national co-financing.
Source: Analyses by MEF, State General Accounting Department.

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TABLE R.3 - IMPACT ON NET BORROWING BY FUNCTIONAL CATEGORY. YEARS 2011-2016 (IN € MN)
	2011	2012	2013	2014	2015	2016
1. Arrivals and initial assistance	245	270	479	684	1,304	1,884
2. Transportation (including rescue operations)	347	281	526	983	838	882
3. Healthcare	75	87	138	208	244	250
4. Administrative costs (including the examination of asylum applications)	44	43	39	44	40	39
5. Aid to Turkey (excluded from EU budget)	0	0	0	0	0	67
6. Other costs and measures (education)	211	219	175	287	310	310
7. Impact on net borrowing (7) = Ʃ(1..6)	922	899	1,356	2,205	2,736	3,431

Note: The data do not include the expenditure related to the North African emergency, which was classified as such in 2011 and was officially ended on 1 January 2013.
Source: Analyses by MEF, State General Accounting Department.

III.5 FINANCIAL IMPACT OF NATIONAL REFORM PROGRAMME MEASURES

The grids provided as exhibits to the National Reform Programme are subdivided and published by the 10 policy areas30. The grids contain both updates of the measures approved in preceding years, and new measures emerging during the review of provisions going into effect between April 2015 and March 2016.
The measures are thoroughly described in the grids, with respect to both regulatory and financial details31. The financial effects in the grids are stated in terms of higher/lower revenue and higher/lower expenditure both for the State budget and the public administrations and quantified with reference to the related balances. Except for certain cases, the quantification of the impacts in the grids highlights the measures’ costs and benefits for Italy’s public finances, regardless of the financial coverage with respect to each measure. The following table summarizes the impact on the State budget32 of the measures contained in the grids, subdivided by area. For additional details about the measures, reference should be made to Chapter II.3 of the National Reform Programme.

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30 The grids and the ‘Guide to the interpretation of the grids’ are available online in the section of the EFD 2016 ‘NRP – Provisions organised by area of action (grids)’ http://www.mef.gov.it/documenti-pubblicazioni/doc-finanza-pubblica/index.html#cont1.
31 See ‘Guide to the interpretation of the grids’, ibidem.
32 This decision is mainly due to the significance of the central government in defining and implementing the measures. In order to analyse the impacts in terms of net borrowing, reference should be made to the column ‘Impact on the public budget’ for each policy area.

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TABLE III.7: FINANCIAL IMPACT OF MEASURES IN NRP GRIDS (in € mn)
	2015	2016	2017	2018	2019
Containment of public expenditure and taxation
Incremental expenditure	51	4,489	4,476	5,380	4,427
Incremental revenue	0	6,494	3,344	5,598	1,908
Lower expenditure	2,099	6,131	5,216	5,996	5,336
Lower revenue	0	20,091	14,935	15,394	12,217
Administrative efficiency
Incremental expenditure	3	498	346	209	197
Lower expenditure	0	3	9	9	9
Lower revenue	0	2	2	2	2
Infrastructure and development (1)
Incremental expenditure	451	1,231	684	672	793
Lower revenue	0	132	76	76	76
Products market and competition
Incremental revenue	0	15	15	15	15
Labour and pensions
Incremental expenditure	1,779	4,723	5,973	5,763	4,555
Incremental revenue	0	138	607	450	160
Lower expenditure	0	706	1,492	1,927	1,775
Lower revenue	0	599	946	1,114	1,114
Innovation and human capital
Incremental expenditure	1,019	3,375	3,219	3,227	3,023
Incremental revenue	0	16	0	0	0
Lower expenditure	0	7	7	7	4
Lower revenue	0	13	13	14	16
Support to businesses
Incremental expenditure	22	2,465	3,981	3,116	3,016
Incremental revenue	300	232	1,125	657	109
Lower expenditure	0	330	280	454	7
Lower revenue	0	738	5,422	5,831	4,467
Energy and environment (1)
Incremental expenditure	501	658	238	74	12
Incremental revenue	0	545	553	0	0
Lower expenditure	0	0	85	0	0
Lower revenue	0	106	1,103	927	11
Financial system
Incremental expenditure	0	2,756	103	103	103
Federalism
Lower revenue	0	6	6	5	5
1) Net of the amounts included in Table E provided as an exhibit to the 2016 Stability Law.
Source: Analyses of the State General Accounting Department using data in Annex No.3 of the technical reports and information reported in official documents. The figures exclude the resources of the cohesion and action programmes, and the various funds earmarked for European initiatives.

III.6 TREND OF DEBT-TO-GDP RATIO

ISTAT’s revisions33 to GDP, as well as the revisions made by the Bank of Italy, resulted in a debt-to-GDP ratio of 132.5 percent for 2014, with an increase of 0.4 percent compared with the final figure used in the EFD Update in September 2015. The revision, which was an approximately 0.3 percent decrease of GDP, also incorporates a broader revision of the series from 1995 to 2012, effected by ISTAT, together with an upward increase of the debt (approximately 0.1 percent).
The final debt-to-GDP ratio for 2015 was 132.7 percent, a slight increase over 2014. After numerous years of rising (since 2007, the average increase has been 4.7 percent per year), the ratio essentially stabilised for the first time in 2015.

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33 See ISTAT press releases ‘GDP and general government borrowing’ 1 March 2016.

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The better-than-expected nominal GDP growth (+1.5 percent, with the GDP deflator equal to 0.8 percent) made it possible to keep the debt-to-GDP ratio in in line with that of the previous year.
Contributing to this result was i) the robust improvement in the general government borrowing requirement (which was approximately 3.2 percent of GDP, and declined by approximately €18 billion over 2014) and ii) the approximately €11 billion reduction of the Treasury’s liquidity, which prompted some easing of the debt issues for the purpose of covering the borrowing requirement. Two other factors facilitated a reduction in issues: i) the decrease of interest rates, with the Treasury able to place significant volumes of debt with a price above par (with a debt reduction impact of approximately €6 billion), and ii) the use of resources accumulated in the Fund for the Amortization of Government Securities for part of the reimbursements coming due during the year (an amount equal to €3.9 billion).

FIGURE III.3: PUBLIC DEBT DETERMINANTS (% of GDP)

A comparison between the final figure for 2015 and the forecast in the 2015 EFD Update shows the September 2015 figure had been overestimated by approximately 0.1 percent. Such difference can be explained by higher-than-expected nominal GDP growth (by approximately 0.08 percent) and a slightly less dynamic trend of the debt stock when compared with the estimate in the Update (by approximately 0.05 percent). The reduction of the debt can be analysed in terms of an improvement in public finance balances, with an approximately 0.44 percent reduction of the general government borrowing requirement, when compared with the forecasts, and an increase of 0.38 percent with respect to other factors, including the carry-over effect of the incremental debt from the previous year, and the reclassification of the National Resolution Fund, as already described in this document.
After eight years of continuously rising, the debt-to-GDP ratio should experience an initial, albeit modest, decrease in 2016, and should end the year at

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132.4 percent compared with 132.7 percent for 2015. This projection reflects a primary surplus slightly higher than the total expected effect of the snowball component (which quantifies the automatic effect on the trend of the debt-to-GDP ratio resulting from the difference between interest and nominal GDP growth) and the stock-flow adjustment, which is forecast to be positive and sizeable for 2016.
The estimate of 132.4 percent for 2016 is, however, higher by approximately 1 percentage point of GDP compared with the estimate of September 2015. The downward revision of the GDP estimate accounts for about one-half of the difference, whereas the other half relates to the higher debt stock at year end. The higher level of the debt is mainly due to a higher general government borrowing requirement (increased by approximately 0.9 percent of GDP), that is partly mitigated by other factors, such as: i) issues above par and revaluation for the effect of inflation, which would cause a reduction in the borrowing requirement that is greater than that forecast in September 2015 (approximately 0.28 percent); and ii) the usage of the National Resolution Fund due to the market sale of the banks for which the fund was created (sale expected by the end of 2016). The privatisation proceeds for 2016 are pegged at 0.5 percent of GDP, remaining unchanged with respect to the forecasts of September 2015, and they do not affect the new debt-to-GDP ratio estimated for 2016.
In 2017, the ratio is expected to experience a more pronounced decline: the current estimate of 130.9 percent reflects a drop of approximately 1.5 percentage points of GDP compared with the current year. This decrease will be the result of a significant contraction of the general government borrowing requirement (approximately 0.8 percent of GDP), accompanied by a modest decline in the Treasury’s liquidity (approximately 0.3 percentage points of GDP), compared with the 2015-2016 levels, in consideration of the volume and distribution of the maturities of securities in 2018, which will require a considerably less significant commitment in 2017. In such year, instead, there should be a turnaround in the impact of inflation on the debt (in relation to securities indexed to inflation), given a projected rebound in the trend of prices in 2017. In essence, the year of 2017 will benefit from a primary surplus that should be well above the snowball component (which will reflect lower interest and higher nominal growth), against a stock-flow adjustment that is negative and very limited.
The level of the debt-to-GDP ratio in 2017 is approximately 3 percentage points higher than estimates of the EFD Update in September: 1.0 percentage point can be explained by a higher ratio from the previous year; 1.6 percentage points from the lower level of nominal GDP; and 0.4 percentage points from a debt stock above preceding estimates.

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TABLE III.8: PUBLIC DEBT DETERMINANTS (% OF GDP) (1)
	2014	2015	2016	2017	2018	2019
Level (net of support) (2)	128.8	129.1	129	127.5	124.7	120.6
Impact of support (3)	3.7	3.6	3.5	3.4	3.3	3.2
Level (inclusive of support) (2)	132.5	132.7	132.4	130.9	128.0	123.8
Changes compared with the previous year	3.5	0.2	-0.3	-1.5	-2.9	-4.2
Factors determining changes in public debt
Primary surplus (accruals basis)	-1.6	-1.6	-1.7	-2.0	-2.7	-3.6
Snowball effect	4.0	2.2	1.2	0.6	-0.2	-0.5
incl.: Interest (accruals basis)	4.6	4.2	4.0	3.8	3.6	3.5
Stock-flow adjustment	1.1	-0.4	0.2	-0.1	0.0	-0.1
incl.: Difference between cash and accruals	0.9	0.2	0.4	0.1	0.1	-0.1
Net accumulation of financial assets (4)	0.2	-0.1	-0.2	-0.2	-0.1	-0.1
incl.: Privatisation proceeds	-0.2	-0.4	-0.5	-0.5	-0.5	-0.3
Impact of debt valuation	-0.4	-0.1	0.0	0.2	0.2	0.3
Other (5)	0.4	-0.4	-0.1	-0.3	-0.2	-0.2
Memo item: Implicit interest rate on debt	3.6	3.2	3.1	2.9	2.9	2.8
1) Discrepancies, if any, are due to rounding.
2) Inclusive or net of Italy's portion of loans to Member States (bilateral or through the EFSF) and the ESM capital contribution. As of 2015, the amount of such outflows was approximately €58.2 billion, inclusive of €43.9 billion for bilateral loans and loans through the EFSF and €14.3 billion for the ESM programme (see Bank of Italy, Supplement to the statistical bulletin: Public finance, borrowing and debt, No. 15 of 15 March 2016). The estimates include the proceeds from privatisations amounting to approximately 0.42 percent of GDP in 2015, 0.5 percent of GDP in 2016, 2017 and 2018, and 0.3 percent of GDP for 2019. In 2015, the provisional estimate of the public debt issued in March by the Bank of Italy was increased by approximately 0.1 percentage points of GDP following the reclassification within the General Government Account of the National Resolution Fund set up for the bailout of certain credit institutions (pursuant to Article 78 of Legislative Decree No. 180 of 16 November 2015). The estimates incorporate the assumption of a modest reduction of the MEF's liquidity balances (approximately 0.28 percent of GDP in 2017 and 0.14 percent of GDP in 2018). The interest rate scenario used for the estimates is based on implicit forecasts derived from the forward rates on Italian government securities with respect to the period for compiling this document.
3) Includes the effects of Italy’s contribution to the Euro Area: Greek Loan Facility (GLF), EFSF and ESM.
4) Include the effects of the contributions for the GLF and the ESM programme.
5) The other account is a residual balance with respect to the accounts above, and includes:  changes in the MEF's liquidity balances; statistical discrepancies; Eurostat reclassifications; and contributions to support the Euro Area as provided by the EFSF programme.

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TABLE III.9 GENERAL GOVERNMENT DEBT BY SUBSECTOR (1) (in € mn and % of GDP)
	2014	2015	2016	2017	2018	2019
Level, net of Euro Area financial aid (2)
General government bodies	2,075,686	2,113,172	2,155,558	2,184,250	2,200,874	2,197,585
% of GDP	128.8	129.1	129.0	127.5	124.7	120.6

Central government (3)	1,988,203	2,030,047	2,075,661	2,107,610	2,127,533	2,127,754
Local government (3)	140,073	139,910	136,681	133,424	130,125	126,615
Social security and welfare agencies (3)	213	117	117	117	117	117
Level, inclusive of Euro Area financial aid (2)
General government bodies	2,136,015	2,171,403	2,213,790	2,242,481	2,259,106	2,255,817
% of GDP	132.5	132.7	132.4	130.9	128.0	123.8

Central government (3)	2,048,532	2,088,278	2,133,893	2,165,841	2,185,765	2,185,986
Local government (3)	140,073	139,910	136,681	133,424	130,125	126,615
Social security and welfare agencies (3)	213	117	117	117	117	117
1) Discrepancies, if any, are due to rounding.
2) Inclusive or net of Italy's portion of loans to Member States (bilateral or through the EFSF) and the ESM capital contribution. As of 2015, the amount of such outflows was approximately €58.2 billion, inclusive of €43.9 billion for bilateral loans and loans through the EFSF and €14.3 billion for the ESM programme (see Bank of Italy, Supplement to the statistical bulletin: Public finance, borrowing and debt, No. 15 of 15 March 2016). The estimates include the proceeds from privatisations amounting to approximately 0.42 percent of GDP in 2015, 0.5 percent of GDP in 2016, 2017 and 2018, and 0.3 percent of GDP for 2019. In 2015, the provisional estimate of the public debt issued in March by the Bank of Italy was increased by approximately 0.1 percentage points of GDP following the reclassification within the General Government Account of the National Resolution Fund set up for the bailout of certain credit institutions (pursuant to Article 78 of Legislative Decree No. 180 of 16 November 2015). The estimates incorporate the assumption of a modest reduction of the MEF's liquidity balances (approximately 0.28 percent of GDP in 2017 and 0.14 percent of GDP in 2018). The interest rate scenario used for the estimates is based on implicit forecasts derived from the forward rates on Italian government securities with respect to the period for compiling this document.
The estimates incorporate assumptions of a modest reduction of the MEF’s liquidity balances (approximately 0.28 percent of GDP in 2017 and approximately 0.14 percent of GDP in 2018 and in 2019). The interest-rate scenario used for the estimates is based on implicit forecasts derived from forward rates on Italian government securities with respect to the period in which this document was prepared.

3) Including non-consolidated interest.

In 2018, the decrease of the debt-to-GDP ratio becomes very significant, with a drop of almost 3 percentage points over 2017, to the threshold of 128 percent. The two crucial factors driving this trend are: i) another significant decline of the public sector borrowing requirement (approximately 0.8 percentage points of GDP) and ii) nominal GDP growth, which should be back above 3 percent in 2018. The snowball component accordingly becomes negative, albeit only marginally, with nominal GDP growth exceeding interests (implicit rate), with a primary surplus that is even higher than the preceding year.
Compared with the 2015 EFD Update, the current estimate of the ratio in 2018 is higher by approximately 4.3 percentage points of GDP. In addition to 3 points of GDP acquired from the previous year, this increase is attributable to nominal growth of approximately 0.3 points below the previous forecast, and a more pronounced increase of the debt stock (by approximately 0.9 percentage points).
In the final year of the forecast, the decline of the debt-to-GDP ratio is even greater; at the estimated 123.8 percent of GDP, the ratio is some 4.2 percentage points of GDP lower than the 2018 level and almost 9 percentage points lower than the 2015 level. The drastic reduction of the general government borrowing

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requirement (approximately 1.3 percentage points of GDP) is accompanied by a confirmation of nominal growth slightly above 3 percent. These factors more than offset a more subdued estimate of privatisation proceeds (0.3 percent of GDP) compared the previous two years (0.5 percent), and a higher forecast impact on the debt of the rise of inflation and consequent effect on indexed securities (estimated to be about 0.3 percent of GDP). From the standpoint of the components of the change from 2018 to 2019, the surplus is significantly greater than the snowball effect (which remains negative), whereas the stock-flow adjustment is also negative, albeit only marginally.
A final factor worth noting is the estimated descent of the debt-to-GDP ratio in 2019 to the level of 120.6 percent of GDP when netting out Italy's portion of loans to Member States of the Euro Area (bilateral or through the EFSF) and the ESM capital contribution.

FIGURE III.4: TREND OF DEBT-TO-GDP RATIO (including and excluding loans to euro area countries)

III.7 THE DEBT RULE AND OTHER RELEVANT FACTORS

The debt rule was introduced as part of European economic governance with the Six Pack, and was fully ratified at a national level with the law that provides for including a balanced budget in the constitution (Law No. 243/2012). Based on data reported for 2015, the debt rule has become fully applicable in 2016, thereby ending the three-year transition period following the closing of the Excessive Deficit Procedure.
The rule provides that at least one of the following criteria is respected in order to ensure that the debt-to-GDP ratio falls at an appropriate pace to the threshold of 60 percent:

1. in the three years preceding the year of reference, the debt in excess of 60 percent of GDP is reduced by an average of one-twentieth (backward-looking benchmark);
2. the excess of debt with respect to the first benchmark is attributable to the economic cycle (using an indicator that shows the debt-to-GDP ratio that

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would have been obtained if, for the preceding three years, the numerator were to have been adjusted for the impact of the economic cycle and the nominal GDP in the denominator were to have grown at the same pace as potential GDP)
3. the correction occurs in the two years subsequent to the year of reference (forward-looking benchmark).

For the first time this year, the compliance with debt rule on the basis of the first two criteria will be assessed entirely with respect to the ‘historical’ data reported by ISTAT. Previously, during the transition period (2013–2015), the required Minimum Linear Structural Adjustment (MLSA) had to be extrapolated based entirely or partially on forecast data, in order to ensure that the debt-to-GDP ratio could converge smoothly toward the most favourable of the three benchmarks identified above.
In the event of deviation from the path of adjustment identified on the basis of the rule (whether during the transition or when the rule is fully in effect), the Commission has the option of recommending, to the ECOFIN Council, the opening of an excessive deficit procedure. In any event, Article 126(3) of the Treaty on the Functioning of the European Union also establishes that, in the event of the non-observance of the debt rule, the Commission may first prepare an ad-hoc report outlining all of the relevant factors explaining the deviation with respect to the benchmark.
During the transition phase, the change in the structural balance achieved during the years of 2013-2015, both in the scenario at unchanged legislation and in the policy scenario, was not sufficient to ensure the minimum fiscal adjustment that would have allowed the respect of the debt rule, mainly due to highly adverse cyclical conditions. Regardless of the scenario considered, the additional cumulative adjustment that was needed by 2015 for respecting the debt rule during the transition phase was equal to approximately 2 percentage points of GDP (Table III.10).

TABLE III.10: MINIMUM LINEAR STRUCTURAL ADJUSTMENT (MLSA)
	2013	2014	2015
Scenario at unchanged legislation
Minimum linear structural adjustment (a)	0.8	0.8	0.8
Change from previous year (b)		0.4	1.4
Planned change of the structural balance (c)	0.4	-0.2	0.2
Additional change needed (d)=(a)+(b)-(c)	0.4	1.4	2.0

Policy scenario
Minimum linear structural adjustment (a)	0.9	0.9	0.9
Change from previous year (b)		0.5	1.5
Planned change of the structural balance (c)	0.4	-0.1	0.2
Additional change needed (d)=(a)+(b)-(c)	0.5	1.5	2.1

Starting in 2016, the debt rule becomes fully applicable, with the direct verification of the convergence of the debt-to-GDP ratio toward the most favourable benchmark of the three described above. For Italy, such benchmark is the forward-looking benchmark. With reference to this level, it is noted that Italy will not respect the rule in 2016 (based on the 2018 forecasts), whether under the

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scenario at unchanged legislation or under the policy scenario. The ongoing significant gap with the benchmark is mainly due to the downward revision of the nominal GDP growth forecasts compared with the estimates contained in the DBP in October 2015.
More specifically, in the scenario at unchanged legislation, the debt-to-GDP ratio in 2018 would be equal to 127.3 percent with a gap of 2.5 percent of GDP compared with the forward-looking benchmark. Similarly, in the policy scenario, the debt-to-GDP ratio for 2018 would amount to 128 percent of GDP, with a gap of 3.0 percent of GDP.
Instead, when considering compliance with the rule in 2017, the gap compared with the forward-looking benchmark under both scenarios would be significantly reduced due to the acceleration of nominal GDP growth, the positive contribution of the snowball effect, and the increase in the primary surplus. In particular, in the scenario at unchanged legislation, the debt-to-GDP ratio for 2019 would amount to 123.5 percent, which is only 0.3 percent of GDP above the forward-looking benchmark, whereas, in the policy scenario, the ratio for 2019 would be 123.8 percent, a value that is only 0.2 percent of GDP above the forward-looking benchmark.

TABLE III.11 RESPECT OF THE DEBT RULE: FORWARD-LOOKING BENCHMARK
	Scenario at unchanged legislation		Policy scenario
	2016	2017	2016	2017
Debt in the year t+2 (% of GDP)	127.3	123.5	128.0	123.8
Gap compared with the forward-looking benchmark (% of GDP)	2.5	0.3	3.0	0.2

FIGURE III.5: MINIMUM LINEAR STRUCTURAL ADJUSTMENT AND DEBT RULE AT UNCHANGED LEGISLATION
Debt rule in 2016	Debt rule in 2017

Note: FLB = Forward-looking benchmark Source: MEF analyses using Stability Programme 2016 data.

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FIGURE III.6: MINIMUM LINEAR STRUCTURAL ADJUSTMENT AND DEBT RULE IN POLICY SCENARIO
Debt rule in 2016	Debt rule in 2017

Note: FLB = Forward-looking benchmark Source: MEF analyses using Stability Programme 2016 data.

Should the debt-to-GDP ratio deviate from its path of adjustment toward the value of 60 percent, European regulations establish that the European Commission may evaluate the existence of possible relevant factors for avoiding the opening of an excessive deficit procedure pursuant to Article 126(3) of the Treaty on the Functioning of the European Union. In February 2015, the European Commission found an excessive deviation compared with the debt-rule benchmark, which would have required a cumulative correction of the structural balance equal to 2.5 percentage points of GDP in 2016. For this reason, the European Commission prepared a report34 to evaluate the presence of relevant factors, and to decide on whether or not to open an excessive deficit procedure. Following an accurate analysis, supported by technical considerations provided by Italy’s government35, the Commission concluded that it did not consider the gap with respect to the Italy’s MLSA required by the debt rule as significant, and decided not to proceed with the opening of an excessive deficit procedure. In particular, the following were considered as mitigating factors: i) the respect of the preventive arm of the Stability and Growth Pact; ii) adverse economic conditions (low growth and low inflation), which, at the time, made it imprudent to implement a massive fiscal effort that would have made it even more difficult to reduce the debt-to-GDP ratio according to the stringent pace set by the debt rule, and, finally, iii) the start-up of structural reforms capable of increasing potential growth and therefore, the sustainability of the public debt in the medium term.
Again this year, in view of available data, Italy’s government believes that the continuation of a series of relevant factors justifies the deviation of the debt-

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34 See the Commission’s report pursuant to Article 126(3) of the Treaty, available at: http://ec.europa.eu/economy_finance/economic_governance/sgp/pdf/30_edps/126-03_commission/2015-02-27_it_126-3_en.pdf.
35 In February 2015, the government produced an ad hoc report explaining the decision to deviate from the path of convergence toward the benchmark compatible with the debt rule, and cited numerous relevant factors, mainly regarding: the continuation of the effects of the economic crisis; the need to avoid the excessive fiscal consolidation (as required in order to observe the conditions established by the rule) would further exacerbate the trend of the public debt in relation to GDP; the continuing risks of deflation that would have made the required reduction of the debt even more difficult and counterproductive; and, finally, the costs related to the implementation of an ambitious plan of structural reforms capable of favouring the recovery of potential growth and the sustainability of the debt in the medium term. For additional information, see the MEF’s report, 2015, ‘Relevant Factors influencing the debt dynamic in Italy’.
(http://www.mef.gov.it/inevidenza/documenti/Note_on_relevant_factors_-_IT.pdf)

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to-GDP ratio compared with the trend provided by the rule. These factors, in particular, regard:
1) the possible risks of deflation and stagnation, as also confirmed by the 2016 Winter Forecasts;
2) insufficient coordination of fiscal consolidation in the Euro Area, in which an excessively restrictive budget policy could aggravate the deflationary trends;
3) the undesired effects of excessive fiscal tightening, namely, the role of the fiscal multipliers, which are traditionally wider during and after a serious recession, and that, as a result of strong fiscal tightening, could cause further recessionary repercussions and thereby exacerbate GDP growth prospects in the medium term;
4) the short-term costs of the structural reforms, and specifically, the reforms of banking system reform, which will undoubtedly have highly beneficial effects on the investment climate in Italy and the country’s potential growth, and which have encountered implementation difficulties in the short term;
5) the delayed impact on the debt-to-GDP ratio of the policies currently pursued by the European Central Bank, which, in aiming to reduce interest rates, mainly favour countries whose public debt structure is marked by a short average life of the securities on the market;
6) the existence of criticalities in the methodology for the calculation of the output gap, which often lead to underestimations and results in contrast with macroeconomic intuition, and which could produce a distorted indication about the real extent to which Italy’s public finances comply with the requisites of the preventive arm of the Stability and Growth Pact;
7) the high costs of the refugee/migrant crisis, sustained by Italy;
8) Italy’s maintenance of significant primary surpluses in recent years, despite the existence of very unfavourable cyclical conditions, and the respect of the preventive arm of the Stability and Growth Pact during 2015 and of 2016;
9) the outstanding assessment about the long-term sustainability as also supplied by the S2 indicator, with Italy’s indicator being better than those reported for all other EU countries.

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IV.1 SHORT-TERM SCENARIOS

This section aims to measure the extent to which the government's public-finance objectives for 2016-2019 are sensitive to certain macroeconomic shocks. The first part of this section describes how the impact on interest expenditure of a shock to the yield curve. The second part describes the simultaneous effect of different growth profiles and different yield-curve dynamics through a stochastic simulation of the debt-to-GDP ratio. Finally, the concept of fiscal risk is expanded to include, through the construction of an ad hoc indicator, the overall risk of fiscal stress for the public finances in the next year.

Sensitivity to interest rates

The analysis of sensitivity to interest rates1 is designed to determine the consequences of a significant shock to the government securities yield curve on interest expenditure for the next four years.
The analysis has been carried out considering the share of debt represented by domestic government securities, which amounted to approximately 97.10 percent of the entire stock of securities outstanding as of December 2015. The shock is applied to this aggregate, on the basis of the actual composition and subsequent future trend of the securities stock, as determined by the forecasts of interest expenditure and the debt-to-GDP ratio under the policy scenario.
The mix of the debt by instrument, considering all government securities (both domestic and foreign), was similar in 2015 to that for prior years, with a reduction of the short-term components and an increase of the nominal medium-/long-term components. Instead, vis-à-vis 2014, the variable-rate component (CCTeu and CCT) essentially stabilised in 2015, with a modest increase of the indexed securities to 6-month EURIBOR offset by a reduction of the stock indexed to 6-month BOTs, with the latter no longer offered as part of the new issues.  The securities linked to the HICP2, namely, the rate of inflation in Europe, were slightly higher as a percentage of the whole stock of the securities, including due to the absence of maturities during 2015. In addition, with reference to the BTP Italia, the securities indexed to the FOI3, net of tobacco products, namely, to the rate of inflation in Italy, showed a slight increase in 2015, which was the by-

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1 Further analysis on public debt management in 2015 will be presented in the Annual Report on Public Debt, which will be publisched in the forthcoming months.
2 Index of the Harmonised Index of Consumer Prices of the Euro Area.
3 Consumer Price Index for Households Headed by Manual Labourers and Clerical Employees (FOI).

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product of the absence of maturities and a significant reduction of the quantities issued with respect to prior years (partly achieved through the concentration of the supply in a single issue). Given the very limited activity in terms of international issues (even though it was slightly higher than in recent years), the percentage of foreign securities continued to decline.
Considering also the medium-/long-term fixed-rate segment (where there was a substantial increase in the instruments issued with maturity of more than 10 years and a downsizing of the 2-, 3- and 5-year maturities), the debt-issuing policy for 2015 achieved its objective of significantly reducing the risks to which the debt stock is exposed, and in particular, interest-rate and refinancing risks. When referring to the summary measurements of the debt’s exposure to aforementioned risks, the first factor to note is that the average life of all government securities at 31 December 2015 was 6.52 years versus 6.38 years at the end of 2014. In terms of managing the refinancing risk, the 2015 figure, which is the first increase after four years, represents a significant result, which is consistent with the efforts to reduce the rate of decrease of such variable undertaken by the Italian treasury during the previous years.
A similar trend is evident with respect to the Average Refixing Period4, the key indicator used for measuring interest-rate risk. With reference to the entire aggregate of government securities, such indicator, increased from 5.30 years at the end of 2014 to 5.42 years at the end of 2015. Such result represents an important turnaround after the decreases of recent years.
Given the aforementioned statistics, it is possible to conclude that in 2015 an important contribution in favour of a the debt management of subsequent years has been settled, thanks to a more uniform distribution over time of the maturities to be refinanced.
In addition, the structure of the debt appears more solid in terms of the capacity to recover from possible tensions that might emerge through sudden, unexpected increases in the yields on government securities being issued. Assuming a market shock entailing of an increase 100 basis points across the entire government securities yield curve (as given by the current mix of the stock of domestic securities) and the projected future trend of interest rates, the ratio of interest expenditure to GDP would increase by 0.13 percent in the first year, 0.28 percent in the second year, 0.40 percent in the third year and 0.50 percent in the fourth year. These results, in line with the summary indicators of risk mentioned above, show a more-than-marginal reduction in the first two years (quantifiable between 0.2 percent and 0.1 percent) of the debt’s sensitivity to interest rates vis-à-vis the same exercise carried out for the 2015 EFD, while the sensitivity for the final two years would essentially be the same as that projected with the 2015 EFD.
In 2015, general government interest expenditure, calculated on the basis of the ESA2010 accrual criterion, continued to decline, and totalled €68.4 billion for the year, with a reduction of almost €6 billion over 2014. In terms of GDP, the

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4 The Average Refixing Period (ARP) measures the average time to reset security coupons. In the case of zero-coupon and fixed-rate securities, the ARP is equal to the residual life. For floating-rate securities, the ARP is equal to the time remaining until the setting of the next coupon.

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reduction was a significant 0.4 percentage points, with the ratio going from 4.6 percent to 4.2 percent of GDP.

FIGURE IV.1: INTEREST EXPENDITURE AS % OF GDP AND WEIGHTED AVERAGE COST AT ISSUANCE

More than €5 billion of this reduction refers to the central government: in particular, approximately €4 billion with reference to government securities, and the remainder with reference to the balances held at the State Treasury by entities that are not part of general government. In both cases, a crucial factor was the role of decreasing interest rates, mostly due to the start-up of the ECB’s PSPP programme5, but also the result of falling inflation, both in Italy and Europe as whole, considering the impact of this variable on the related indexed securities (BPT€i and BTP Italia).
Although the decline of rates was not uniform across the entire government securities yield curve and the slope of the curve increased for most of the year, the emphasis on the issuance of longer term issues and the reduction of shorter term maturities did not prevent the achievement of a further decrease in the weighted average cost of at issuance, which went from 1.35 percent in 2014 to 0.70 percent in 2015 (Figure IV.1). On the other hand, including also BOTs , more than 60 percent of the total issues referred to maturities of five years or less: in other words, more than one-half of the issues entailed maturities whose market interest rates fell in a more pronounced manner.

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5 Public Sector Purchase Program (PSPP) inaugurated by the ECB in March 2015 (announced in January 2015) which mainly regards government securities.

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FIGURE IV.2: TREND OF GOVERNMENT SECURITIES YIELDS: 1-, 5- AND 10-YEAR MATURITIES

These results were achieved against a market backdrop with phases of extreme volatility, as can be noted from analysing not only the market yields on the securities outstanding, but also the trend of the differential with German securities (Figure IV.3).
The market influenced the reduction of interest expenditure through two other channels: the variable-rate securities (CCTeu and CCT) and the securities indexed to inflation (BTP Italia and BPT€i) making up part of the stock of the securities outstanding. The former obviously benefitted from the decreases in the 6-month EURIBOR and the 6-month BOT rate, which are known to reflect the trend of monetary policy. The persistent decline in inflation (with the FOI6 going from 0.2 percent in 2014 to -0.1 percent in 2015, and the European HICP7 dropping from 0.4 percent to 0 percent over the same period) contributed to significantly containing the interest burden in 2015 on the revalued portion of the indexed securities.
The projected trend of interest rates and inflation over the next few years (a continuous, albeit modest overall, increase in both variables over the next four years) and the significant reduction of the general government cash balance (which will allow for holding down the volumes of securities being issued) are the basis for an estimated decline in interest expenditure both in absolute value and as a percentage of GDP. The ratio of interest expenditure to GDP should stand at around 4 percent for 2016, and then decline further to 3.8 percent of GDP in 2017, before stabilising around 3.5 percent in the final year of the forecast period.

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6 FOI, excluding tobacco products, average annual change.
7 HICP excluding tobacco products, average annual change.

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FIGURE IV.3: BTP-BUND YIELD DIFFERENTIAL: 10-YEAR BENCHMARK

These results are based first of all on the current and projected level of the interest rates on future issues, as inferred by the forward rates on Italian government securities which shows historically low levels, especially on short-term maturities where yields are currently close to zero, if not negative8. On the other hand, almost one-half of all debt issues every year refers to short-term maturities, and this fact alone tends to highlight the impact on the public accounts of a market situation mostly determined by the non-convention monetary-policy adopted by the ECB over the past year. In addition, the slope of the Italian yield curve is expected to level off, albeit only modestly, in the next few years, thereby allowing the MEF to continue pursing its strategy of lengthening the debt maturities at a fully sustainable cost. Finally, the projected trend of inflation incorporated into both the national and European forecasts in line with the ECB’s most recent estimates is another factor that will contribute to reducing the cost of the securities indexed to such parameters.
All of these factors are therefore the basis for a significant correction of the estmates of interest expenditure vis-à-vis the EFD Update of September 2015: on average, the annual reduction is equivalent to around 0.37 percent of GDP, with the largest decrease (equivalent to around 0.50 percent of GDP) being forecast for 2019, with the accrual of the savings of previous years.

Stochastic simulations of the trend of the debt

In order to consider the uncertainty of the macroeconomic forecasts about both the yield curve and economic growth, the projection of the debt-to-GDP ratio of the policy scenario has been subjected to several stochastic simulations that incorporate jointly: i) the historical volatility of short- and long-term interest

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8 During the drafting period of  the EFD, all public debt securities with residual maturity shorter or equal to two years present negative yields.

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rates and; ii) the possibility of shocks to nominal economic growth9. The simulations have been carried out using the Montecarlo method, by applying interest-rate and GDP growth shocks to the trend of the debt-to-GDP ratio of the policy scenario. These shocks were obtained from 2,000 extractions, starting frm a normal distribution with a zero average and variance-covariance matrix observed in the 1990-2015 period. More specifically, it is assumed that the interest-rate shocks are either temporary or permanent. In addition, it is assumed that the temporary shocks to nominal GDP growth also have effects on the cyclical component of the primary surplus. Accordingly, it is possible to identify the distribution of the debt-to-GDP ratio for each year of the forecast horizon and for each individual shock. Each distribution is represented in probabilistic terms through a fan chart (Figure IV.4A and 4B).
As shown by this analysis, the debt stands at a median value of approximately 124 percent of GDP through the end of the time horizon in the event of temporary and simultaneous shocks to growth rates and interest rates, whose amplitude is based on the past volatility of such variables. The uncertainty about the 2019 results is relatively high on both the upside and downside, as shown by a difference of approximately 24 percentage points between the tenth and ninetieth percentiles of the distribution of the resulting debt.
In the event of a temporary shock, the debt-to-GDP ratio would tend to fall starting in 2016 for the first 60 percentiles, while the reduction for the eightieth percentiles would start in 2017, and beyond the ninetieth percentile, it would start only in 2018. In any event, even in the case of the most severe shocks (which are positioned above the ninetieth percentile), the debt-to-GDP ratio would tend to level off after having reached a peak of around 139 percent.
The permanent shock would result in a broader distribution of the values of the debt-to-GDP ratio with respect to the baseline scenario, but, in this case too, the trend of the debt is rising only as from the ninetieth percentile.

FIGURE IV.4A: STOCHASTIC PROJECTION OF THE DEBT-TO-GDP RATIO WITH TEMPORARY SHOCKS	FIGURE IV.4B: STOCHASTIC PROJECTION OF THE DEBT-TO-GDP RATIO WITH PERMANENT SHOCKS

Nota: Note: The graphs illustrate the tenth, twentieth, fortieth, fiftieth, sixtieth, eightieth and ninetieth percentiles of the distribution of the debt-to-GDP ratio obtained with the stochastic simulation.

Source: MEF analyses

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9 Berti K., (2013), “Stochastic public debt projections using the historical variance-covariance matrix approach for EU countries”, Economic Papers 480.

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Overall analysis of fiscal risks in the short term

The S0 indicator was introduced by the European Commission after the recent crisis, and is used for identifying the risks related to fiscal sustainability in the short term, namely, in the year subsequent to the current year. The method used for calcuating S0 is different from that used for identifying risks in the medium/long term, as described below; S0 is a composite indicator that uses a broad range of fiscal and financial variables, which, in the past, have had predicting power with respect to situations of fiscal stress (early warnings).
In particular, the analysis is based on the signal-approach statistical methodology which has been applied to 28 variables, subdivided into two sub-groups: fiscal and macro-financial variables. The method developed by the European Commission10 allows for endogenously determining the overall risk thresholds and the two sub-indices (fiscal and macro-financial). The total value of the S0 indicator together with that of the sub-indices, when compared with the respective thresholds, can be used for measuring the probability of an imminent crisis. In particular, an S0 value above the threshold indicates a potential risk in the short term, while sub-indices values above the respective thresholds indicate a risk concentrated, respectively, in the fiscal or macro-financial areas. If one of the sub-indices indicates a risk, but the the overall S0 indicator is kept below the threshold, it means that the risk in the short term is not particularly high.
As shown by Figure IV.5, overal fiscal risk (S0) in the short term is essentially limited, as was the case for 2015. The total index fell considerably after peaking in 2012, reaching a value of 0.19, which is below the threshold of 0.43, a value that highlights a high probability of a crisis over the next year. The improvement seen in 2015 concerned both sub-components, but more so with respect to the fiscal area where the indicator amounted to 0.32 (or below the threshold of 0.35). Instead, the macro-financial component had a value of 0.14 (well below the threshold of 0.45). However, with the optimal thresholds being common to all EU countries subject to multilateral supervision, these values represent only an initial indicator of the sustainability of a country in the short term. The detailed analysis of the individual variables making up the S0 indicator shows that several critical elements could emerge in the short term, mainly in relation to the high level of public debt (in this regard, see the heat map presented in Table IV.1).

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10 Berti, K., Salto, M. and Lequien, M., (2012), “An early-detection index of fiscal stress for EU countries”, European Economy Economic Papers No. 475.

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FIGURE IV.5: S0 INDICATOR AND SUB-COMPONENTS

Source: MEF analyses using data from 2015 Stability Programme; AMECO; WEO; EUROSTAT

TABLE IV.1: HEAT MAP ABOUT VARIABLES UNDERLYING THE S0 INDICATOR FOR 2015
Short-term risk from fiscal variables	Net borrowing (% GDP)	Primary balance (% GDP)	Cyclically adjusted budget balance (% GDP)	Stabilising primary balance (% GDP)	Gross public debt (% GDP)	Change of gross public debt (% GDP)	Short-term public debt (% GDP)
	Net public debt (% GDP)	Gross borrowing requirement (% GDP)	Interest-growth differential	Change of public expenditure (% GDP)	Change of final public consumption (% GDP)	Rapporto of vecchiaia a 20 years	5-year average of annual changes in age-related expenditure (% GDP)

Short-term risk from macro-financial variables	L1. International investment, net (% GDP)	L1. Net savings of households (% GDP)	L1. Private sector debt (% GDP)	L1. Fluw of private-sector credit (% GDP)	L1. Ratio of debt of financial companies	L1. Short-term debt of non-financial companies (% GDP)	L1. Short-term debt of households (% GDP) (*)
	L1. Value added of building sector (% total VA)	L1. Current balance (3-term moving average) (% GDP)	L1. Change (3 years) of REER (based on export deflator)	L1. Change of nominal unit labour cost	Yield curve	Real GDP growth rate	Per capita GDP in PPP (%US$)

Note: The red and green colours respectively indicate the variables above and below the optimal threshold. The asterisks (*) indicate that the 2015 value is calculated as the 2012-2014 three-year average in the absence of current data. L1 indicates that the variable is reported with the delayed value of one period.
Source: MEF analyses

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IV.2 MEDIUM-TERM SCENARIOS

Alternative scenarios and sensitivity analysis

This section presents deterministic projection scenarios for the debt-to-GDP ratio in the medium term. The objective is to extrapolate, over a horizon extending to 2027, the debt-to-GDP dynamic under differing assumptions that concurrently revise GDP growth, the yield curve and the primary budget balances.
The debt-to-GDP ratio is projected over the medium term using a deterministic model, by assuming the mix and structure-by-maturity used in this EFD as the starting point (see Section IV.1). In all of the scenarios, the projections of the debt-to-GDP ratio are carried out by endogenous estimation of the implicit interest rate which, in turn, considers different assumptions on nominal GDP growth which are reflected on the evolution of the yield curve and on primary surpluses. The alternative scenarios allow certain interactions between macroeconomic variables so that, for example, lower growth rates are matched with lower primary surpluses which, in turn, are associated with higher borrowing costs.
These medium-term simulations include:
•
A baseline scenario that incorporates the GDP and potential GDP growth rates of the 2016 EFD macroeconomic policy scenario for the years of 2016-2019. For the years subsequent to 2019, consistent with the so-called T+10 methodology discussed by the Economic Policy Committee-Output Gap Working Group (EPC-OGWG), the potential GDP growth rate is projected on the basis of the production function model, assuming that the variables related to individual productive factors are extrapolated with simple statistical techniques or converge toward structural parameters (Table IV.2)11. Starting from 2019, the output gap is closed in the three years thereafter. Also as from 2019, the yield curve is held constant until the end of the forecast horizon, while the growth rate of the GDP deflator converges to 2.0 percent in 2022. In addition, on the basis of unchanged policies, the structural primary balance in 2019 is held constant at the reference level of 3.2 percent of GDP until 2027.

•
A lower growth scenario in which it is assumed that, over the period 2015-2019, GDP growth is reduced by 0.5 percentage points each year vis-à-vis the  baseline scenario12. The series of potential GDP for 2015-2019 is obtained by applying the production function methodology agreed at a European level13. From 2019 to 2027, the NAWRU and Total Factor Productivity (TFP) converge toward the corresponding average values reported for the years of the crisis, while the output gap closes in 2022. Given expectations of lower real growth of the Italian economy and concerns about the sustainability of the public

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11 For further details about the methods for convergence to the structural values, see the Methodological Note provided as an exhibit to Section III.3.
12 The lower growth scenario over the 2016-2019 horizon is obtained by starting from the macroeconomic policy scenario in the 2016 EFD and assuming a slowdown of the global economy (both highly industrialised and emerging countries) with effects on international trade. The Italian economy would have less growth of exports and investments. The poorer prospects for the labour market would contribute to raising the unemployment rate.
13 In this regard, see the Methodological Note provided as an exhibit to Section III.3.

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finances, the yield curve for 2016-2018 will suddenly increase of 100 basis points vis-à-vis the yield curve in the baseline scenario. This increase is gradually reabsorbed as of 2019, with the yields falling back to those in the baseline scenario. For effect of the lower growth, the primary surplus14 is rojected to decrease in 2016-2019, whereas it is held constant at its reduced structural level thereafter until the end of the forecast horizon. The growth rate of the GDP deflator converges to 2.0 percent in 2022.

•
A higher growth scenario in which it is assumed that, over the period 2016-2019, GDP growth increases by 0.5 percentage points each year vis-à-vis the baseline scenario15. The series of potential GDP for 2016-2019 is obtained by applying the production function methodology agreed at a European level. From 2019 and by the end of 2027, the NAWRU converges to the 2007 value, while Total Factor Productivity (TFP) converges toward the average pre-crisis values. The output gap is closed on a linear basis as of 2022. At the end of the ECB’s Quantitative Easing Programme in 2018, the yield curve shifts downward by 40 points before converging to the curve in the baseline scenario in 2021; this shift reflects higher real growth of the Italian economy. For effect of the higher growth, the primary surplus experiences a corresponding increase in 2016-2019, whereas it is held constant at its structural level thereafter until the end of the projection horizon. The growth rate of the GDP deflator converges at 2.0 percent in 2022.

Table IV.2 illustrates in more detail the characteristics of the shocks applied to the main macroeconomic and public-finance variables underlying the trend of the debt-to-GDP ratio. Table IV.3 reports the values of the main macroeconomic and public-finance variables of the different scenarios for the 2016-2019 period, and the values of convergence at the end of the medium-term projection horizon.
On the basis of the macroeconomic and public-finance assumptions considered, Figure IV.6 confirms the declining trend of the debt-to-GDP ratio in the medium term in all three scenarios. In the baseline scenario, the debt converges to a level of 97.7 percent of GDP in 2027. The forward-looking benchmark for the debt rule would essentially be achieved, except for a gap of 0.2 percent of GDP in 2017 (on the basis of the 2019 projections), and wouold be fully achieved in 2018 (on the basis of the projections to 2020).
In the high-growth scenario, the debt-to-GDP ratio would fall even more rapidly, reaching 81.8 percent of GDP in 2027, which is approximately 16 percentage points below the comparable level in the baseline scenario. In this case, Italy would comply with the forward-looking debt rule as from 2016 (on the basis of the projections to 2018). In the low-growth scenario, instead, the debt-to-GDP ratio would continue to fall, but at a slower pace. The ratio would be equal to 117.7 percent in 2027, with a difference of approximately 20 percentage points

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14 For additional details about the methodology for deriving the alternative series of the primary surplus in the high and low growth scenarios, see the Methodological Note provided as an exhibit to Section III.2 of the 2015 EFD.
15 Mirroring the low-growth scenario, the high-growth scenario assumes more robust growth of the global economy (both highly industrialised and emerging countries) and better performance of international trade. The Italian economy would enjoy higher growth of exports and investments. The better prospects for the labour market would contribute to reducing the unemployment rate.

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compared with the baseline scenario. With the lower growth scenario, the debt rule would never be complied with over the projection period.

TABLE IV.2: SUMMARY OF MACRO-FISCAL SHOCKS
Scenario:
	High growth	Baseline	Low growth
GDP	a) +0.5 p.p. per year compared with the baseline projections in 2016-2019 period	a) EFD baseline scenario (2016-2019)	a) -0.5 p.p. per year compared with the baseline projections in 2016-2019 period

	b) convergence from 2019 to 2027 to the pre-crisis value (2007) per NAWRU (7.8%) and pre-crisis average for TFP (0.5%)	b) convergence at structural parameters of the OGWG T+10 scenario	b) convergence from 2019 to 2027 to average values of crisis years for NAWRU (10%), and TFP (0.05%)
Yield curve	a) yield curve equal to baseline scenario at start of 2018 (end of QE). Reduction of 40 bp through 2021	a) Yield curve from EFD policy scenario (2016-2019)	a) +100 bp increase in yield curve in the 2016-2018 period

	b) as of 2021, convergence at the values of the yield curve in the baseline scenario	b) Constant yield curve as from 2019	b) in 2019, gradual convergence to the values of the yield curve in the baseline scenario
Primary surplus	a) redetermination of primary surplus based on elasticity (sensitivity analysis) in the 2016-2019 period	a) primary surplus as per EFD policy scenario (2016-2019)	a) redetermination of primary surplus based on elasticity (sensitivity analysis) in the 2016-2019 period

	b) in 2020-2027, structural primary surplus constant at 2019 level	b) in 2020-2027, structural primary surplus constant at 2019 level	b) in 2020-2027, structural primary surplus constant at 2019 level
Inflation	a) increase of deflator as per high-growth scenario in the years 2016-2019	a) baseline scenario dal 2016-2019	a) reduction of deflator as per low-growth scenario in the years 2016-2019

	b) convergence to 2% between 2019 and 2022	b) convergence to 2% between 2019 and 2022	b) convergence to 2% between 2019 and 2022

FIGURE IV.6: MEDIUM-TERM FORECAST OF DEBT-TO-GDP RATIO IN HIGH AND LOW GROWTH SCENARIOS

Source: MEF.

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TABLE IV.3: SENSITIVITY TO GROWTH (PERCENTAGE VALUES)
		2015	2016	2017	2018	2019	…	2027
	High-growth scenario	1.5	2.8	3.1	3.7	3.8	…	3.3
Nominal GDP growth rate	Baseline scenario	1.5	2.2	2.5	3.1	3.2	…	2.9
	Low-growth scenario	1.5	1.6	1.9	2.5	2.6	…	2.2
	High-growth scenario	0.8	1.7	1.9	2.0	1.9	…	1.3
Real GDP growth rate	Baseline scenario	0.8	1.2	1.4	1.5	1.4	…	0.9
	Low-growth scenario	0.8	0.7	0.9	1.0	0.9	…	0.2
	High-growth scenario	-0.4	0.1	0.5	0.7	0.8	…	1.3
Potential GDP growth rate	Baseline scenario	-0.2	-0.2	0.2	0.4	0.5	…	0.9
	Low-growth scenario	0.0	-0.4	-0.1	0.1	0.3	…	0.2
	High-growth scenario	-3.5	-2.0	-0.6	0.7	1.7	…	0.0
Output gap	Baseline scenario	-3.6	-2.3	-1.1	-0.1	0.7	…	0.0
	Low-growth scenario	-3.5	-2.6	-1.6	-0.8	-0.2	…	0.0
	High-growth scenario	-2.6	-2.2	-1.3	0.0	1.4	…	1.6
Net borrowing	Baseline scenario	-2.6	-2.3	-1.8	-0.9	0.1	…	0.4
	Low-growth scenario	-2.6	-2.9	-2.9	-2.6	-2.0	…	-1.1
	High-growth scenario	-0.7	-1.1	-1.0	-0.4	0.5	…	1.6
Cyclically adjusted net borrowing	Baseline scenario	-0.7	-1.1	-1.2	-0.9	-0.3	…	0.4
	Low-growth scenario	-0.7	-1.5	-2.0	-2.1	-1.9	…	-1.1
	High-growth scenario	1.6	2.0	2.7	3.8	5.0	…	4.1
Primary surplus	Baseline scenario	1.6	1.7	2.0	2.7	3.6	…	3.2
	Low-growth scenario	1.6	1.3	1.3	1.7	2.2	…	2.4
	High-growth scenario	3.5	3.1	3.0	3.4	4.1	…	4.1
Cyclically adjusted primary surplus	Baseline scenario	3.5	2.9	2.6	2.8	3.2	…	3.2
	Low-growth scenario	3.5	2.7	2.2	2.1	2.4	…	2.4
	High-growth scenario	3.2	3.1	3.0	2.9	2.8	…	2.8
Implicit interest rate	Baseline scenario	3.2	3.1	2.9	2.9	2.8	…	2.8
	Low-growth scenario	3.2	3.1	3.1	3.1	3.1	…	2.8
	High-growth scenario	132.7	131.3	128.3	123.5	117.1	…	81.8
Public debt	Baseline scenario	132.7	132.4	130.9	128.0	123.8	…	97.7
	Low-growth scenario	132.7	133.8	134.4	133.6	131.8	…	117.7

FOCUS
Medium-term trend of debt in a low-growth and low-inflation scenario

Both the 2016 EFD baseline and alternative scenarios assume that the ECB's quantitative easing (QE) programme can aid in driving inflation quickly back to the target of 2 percent in the next few years, thereby dispelling the risk of deflation.

However, since the start of the QE programme, the risks of deflation and/or lower inflation have not yet been completely eliminated. Accordingly, in order to assess the  the medium-term pattern of the debt-to-GDP ratio in a context of deflation and persistent low inflation,  two additional deterministic scenarios which, shock the low-growth one have been built . The first alternative scenario assumes that, despite the QE programme  both Italy and Europe are caught in a deflationary spiral, (“QE failure scenario”). As from 2016, the rate of change of the GDP deflator contracts significantly vis-à-vis the figure in the low-growth scenario, remaining in negative territory until the end of 2018. Thereafter, the GDP deflator resumes on a positive growth trend, although without getting near the target of 2 percent, and converging instead toward the threshold of 1.0 percent in 2022. As a result of the deflation,

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the primary surplus of the low-growth scenario is reduced further and permanently by 1/4 percent for each point of lower inflation16 with respect to the reference scenario.
DEFLATION SCENARIOS: DESCRIPTION OF WORKING ASSUMPTIONS
	QE failure scenario	Low-growth scenario	Decoupling versus Euro Area inflation and nominal devaluation
GDP	a) -0.5 p.p. per year compared with baseline projections for 2016-2019	a) -0.5 p.p. per year compared with baseline projections for 2016-2019	a) -0.5 p.p. per year compared with baseline projections for 2016-2019

	b) convergence in 2019-2027 to average values of the crisis for NAWRU (10%), and TFP (0.05%)	b) convergence in 2019-2027 to average values of the crisis for NAWRU (10%), and TFP (0.05%)	b) convergence to structural parameters, such as OGWG T+10 in baseline scenario
Yield curve	a) increase in yield curve (+100 bp) in the 2016-2018 period	a) increase in yield curve (+100 bp) in the 2016-2018 period	a) increase in yield curve (+100 bp) in the 2016-2018 period

	b) in 2019 gradual convergence to the values of the yield curve in the reference scenario	b) in 2019 gradual convergence to the values of the yield curve in the reference scenario	b) in 2019 gradual convergence to the values of the yield curve in the reference scenario

c) increase in interest expenditure due to repayment of debt indexed to Euro Area inflation
Primary surplus	a) redetermination of primary surplus based on elasticity (sensitivity analysis) in 2016-2019	a) redetermination of primary surplus based on elasticity (sensitivity analysis) in 2016-2019	a) redetermination of primary surplus on basis of elasticity (sensitivity analysis) in 2016-2019

	b) deflation impact on primary surplus: -0.2% permanent for 1 percentage point of reduction of GDP deflator		b) deflation impact on primary surplus: -0.2% permanent for 1 percentage point of reduction of GDP deflator

	c) in 2020-2027, structural primary surplus constant at 2019 level	c) in 2020-2027, structural primary surplus constant at 2019 level	c) in 2020-2027, structural primary surplus constant at 2019 level
Inflation	a) reduction of the deflator as per low-growth scenario in 2016-2019	a) reduction of the deflator as per low-growth scenario in 2016-2019	a) reduction of the deflator as per low-growth scenario in 2016-2019

b) deflation assumption – further reduction of GDP deflator vis-à-vis low-growth scenario: 1 % in 2016, 1.5% in 2017-2018 and 1.25% in 2019 (negative deflator in 2016-2018, and then a gradual increase)

b) deflation assumption – further reduction of GDP deflator vis-à-vis low-growth scenario: 1 % in 2016, 1.5% in 2017-2018 and 1.25% in 2019 (negative deflator in 2016-2018, and then a gradual increase)

	c) convergence to 1% between 2019 and 2021, and constant thereafter	c) convergence to 2% between 2019 and 2021	c) convergence to 1% between 2019 and 2021, and constant thereafter

The second alternative scenario to the low-growth scenario is similarthe one previously describer, but its objective is to assess the assumption of decoupling. Under this assumption, a mix of deflation (or low inflation) and structural policies increases Italy’s overall competitiveness, but the level of the prices over the medium term remains

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16In case of deflation, the non-indexing of taxation rates can push large segements of taxpayers into lower tax brackets. In addition, the elasticity of the government revenues to prices can be significantly different from 1.0, leading to sizeable losses of tax revenue. Similarly, in the presence of nominal rigidities or previous multi-year contractual agreements (for investment projects or interest payment), there could be large segments of public expenditure that have a delayed reaction or no reaction to the deflationary shock. Accordingly, it is valid to assume sharply deteriorating primary balances as a result of low inflation or deflation. Recent empirical studies show that a permanent deterioration equivalent to approximately 0.4 percent of GDP of the primary balance can be expected on average for a reduction of the inflation rate equal to 200 basis points. In this regard, see: End N. et al., 2014, Sailing with no wind: ‘The Impact of Deflation and Lowflation on Fiscal Aggregates’, IMF research bulletin.

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permanently below the European average, which instead converges to the target of 2 percent. In order to take into account Italy’s competitiveness gains, this scenario assumes that the medium-term growth rate of potential GDP reverts to that assumed in the baseline scenario. At the same time, this second scenario also assumpts a negative impact on the public finances due to the share of Italy’s public debt (equal to approximately 7 percent of the total at the end of 2015) indexed to a higher rate of inflation at a European level17. The table below summarises the assumptions regarding the two alternative scenarios to the low-growth scenario, while the table thereafter presents main results of the simulations.

DEFLATION SCENARIOS: MAIN RESULTS
		2015	2016	2017	2018	2019	…	2027
	Low-growth scenario	1.5	1.6	1.9	2.5	2.6	…	2.2
Nominal GDP growth rate	QE failure scenario	1.5	0.5	0.4	0.9	1.4	…	1.2
	Decoupling scenario	1.5	0.5	0.4	0.9	1.4	…	1.2
	Low-growth scenario	0.8	0.7	0.9	1.0	0.9	…	0.2
Real GDP growth rate	QE failure scenario	0.8	-0.4	-0.1	0.1	0.3	…	0.2
	Decoupling scenario	0.8	0.7	0.9	1.0	0.9	…	0.2
	Low-growth scenario	1.6	1.3	1.3	1.7	2.2	…	2.4
Primary surplus	QE failure scenario	1.6	1.1	0.8	0.9	1.2	…	1.3
	Decoupling scenario	1.6	1.1	0.8	0.9	1.2	…	1.2
	Low-growth scenario	3.2	3.1	3.1	3.1	3.1	…	2.8
Implicit interest rate	QE failure scenario	3.2	3.1	3.0	2.9	3.0		2.7
	Decoupling scenario	3.2	3.1	3.0	3.1	3.1		3.1
	Low-growth scenario	132.7	133.8	134.4	133.6	131.8	…	117.7
Public debt	QE failure scenario	132.7	135.3	138.4	140.2	140.8		144.8
	Decoupling scenario	132.7	135.3	138.5	140.6	141.4		147.1

As shown in the chart that follows, Italy's public debt remains at high levels over the medium term in the alternative deflation scenarios, but the debt does not exhibit any explosive trend. The results also show that although the inflation-indexed debt allows for cushioning the increase of the total debt stock when prices are generally falling, in a situation of prolonged deflation, the debt-to-GDP ratio would increase (or not fall), including in the presence of large primary surpluses. Finally, the results of these simulations show the extent to which the return to a higher inflation rate (closer to the 2 percent target) is critical for ensuring that Italy's debt will be moving toward threshold of 60 percent of GDP in the medium term

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17 The simulation takes into consideration that, given the current composition of  the debt stock, vis-à-vis the negative impact due to the share of  debt indexed to EU inflation, there is a positive impact deriving from a share of securities indexed to domestic inflation which amounts approximatevily to 4.8 percent of total debt at the end of 2015.

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DEBT-TO-GDP RATIO IN DEFLATION SCENARIOS (PERCENTAGE VALUES)

IV.3 LONG-TERM SCENARIOS

This section presents the results of the analysis of medium-/long-term debt sustainability through the updating of the projections of age-related expenditure and the traditional sustainability indicators. The timeline of reference is extended out to 2060 on the basis of the methodology agreed within the Economic Policy Committee – Working Group on Ageing (EPC-WGA), which benefits this year from Eurostat's new demographic projections (EUROPOP2013).

The impact of population ageing on fiscal sustainability

In line withthe methodological indications agreed at a European level as part of the EPC-WGA, Italy normally develops medium-/long-term projections in relation to five components of age-related expenditure: public expenditure for pensions, healthcare expenditure, long-term care (LTC) expenditure for the elderly and disabled, education expenditure and expenditure for social safety nets18.
The projections incorporate the demographic and macroeconomic assumptions underlying the baseline scenario defined and agreed at the level of the EPC-WGA19, as appropriately adjusted to consider the most recent developments in public finance and the short-term EFD macroeconomic scenario20.

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18 The projections are done on the basis of the long-term forecasting model of the State General Accounting Office.
19 European Commission-Economic Policy Committee (2014), 2015-Ageing Report: Underlying assumptions and Projection Methodologies.
20 In particular, the baseline EPC-WGA  projection scenario has been modified to take into account the following  modifications : i) national accounting data updated to 2014 and the data published by Istat with its note of 1 March 2016, for the year of 2015; ii) the 2016 EFD macroeconomic scenario at unchanged legislation; and iii) the adjustments needed for reconciling the short-term macroeconomic projections with the medium-/long-term structural data set out in the EPC-WGA's 2015 baseline scenario.

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The demographic assumptions used are those related to the Eurostat baseline long-term projection scenario, with base year of 2013. For Italy, this scenario provides for: i) an average net annual inflow of immigrants just under 310,000, with an increasing profile for the first 15 years and a decreasing profile thereafter; ii) average life expectancy in 2060 of 85.5 years for men and 89.7 years for women ; and iii) a total birth-rate of 1.61 in of 2060.
As to the macroeconomic variables, the projections incorporate the national accounting data until 2015. For the years 2016-2019, the assumptions about growth, constant prices and current prices are consistent with the macroeconomic framework outlined in the 2016 EFD. For the long term, the structural assumptions of the 2015 EPC-WGA baseline scenario were used, and appropriately reconciled, in the transitory phase, with short-term trends21. The long-term trends of the macroeconomic variables, as inferrd by the assumptions agreed by the EPC-WGA for the baseline scenario, provide that the average annual rate of change in real productivity will grow to reach 1.7 percent in 2035 and remain constant for 15 years thereafter before dropping to around 1.5 percent toward the end of the projection period. The employment rate for the 15-to-64 age bracket is projected to rise from 56.3 percent in 2015 to 60.3 percent in 2060. The interaction of these assumptions with demographic trends will result in an average real GDP growth rate of around 1.5 percent per year during the 2015-2060 period. Starting from 2020, the GDP deflator and the inflation rate are assumed to equal to 2.0 percent.
The projections reported in Table IV.4 have been updated on the basis of the scenario at unchanged legislation.  In addition to the legislative developments already included in the 2015 EFD, the forecasts consider the measures adopted thereafter, and in particular, with the 2016 Stablity Law.
With reference to pension expenditure, the forecast incorporates the provisions of the 2016 Stablity Law with regard to safeguarded workers (so-called seventh safeguarded group), a one-year extension of the experiment related to the so-called “women’s option” and the extension to 2017-2018 of the measure introduced in 2013 whereby state pensions for retirement totalling more than three times the minimum are not indexed to inflation. With reference to healthcare expenditure, the projections include the measures to hold down regional spending22 provided by 2016 Stablity Law and the application of the provisions provided by said law with respect to contract renewals.
With reference to the social safety nets, the forecast considers both the refinancing of the exceptional social safety nets for 2016 and the effects of the increased benefits as provided by decrees implementing the Jobs Act23. With reference to expenditure for education, the projections consider the

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21 Such reconciliation only regarded employment variables since the trend of productivity in the EPC-WGA's baseline scenario has been confirmed as from 2025. In particular, the employment differences evidenced in 2019 (coming from the comparison of the EPC-WGA baseline scenario and the short-term macroeconomic scenario at unchanged legislation included in the 2016 EFD) are gradually zeroed out over 15 years whereas the differences in the unemployment rates have been zeroed in 5 years.
22 The 2016 Stability Law outlined measures to cut 2016 healthcare expenditure in the amount of €1,783 million. In addition, the law provides for a contribution of the healthcare sector to the total budget for the regions. This contribution was defined in the State-Region accord of 11 February 2016, and amounts to €3,500 million in 2017, and €5,000 million in 2018.
23 See Legislative Decree No. 22/2015 and Legislative Decree No. 148/2015 for implementing Law No. 183/2014.

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appropriation provided by the 2015 Stability Law to be used for an extraordinary hiring programme, and the provisions of the 2016 Stability Law regardin contract renewals.

TABLE IV.4: PUBLIC EXPENDITURE FOR PENSIONS, HEALTHCARE, LONG-TERM CARE, EDUCATION AND UNEMPLOYMENT COMPENSATION (2010-2060)
	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060
	in % GDP
Total expenditure	49.9	50.5	49.3	50.1	50.6	50.6	50.6	50.4	49.8	48.8	47.8
Incl.:
- Age-related expenditure	27.5	28.3	27.2	27.5	27.7	28.1	28.3	28.4	28.0	27.5	27.1
Pension expenditure	14.8	15.8	15.3	15.5	15.7	15.9	15.9	15.6	15.0	14.3	13.9
Healthcare expenditure	7.0	6.9	6.5	6.7	6.9	7.1	7.2	7.4	7.5	7.6	7.6
Incl.: LTC	0.8	0.8	0.8	0.8	0.8	0.8	0.9	1.0	1.0	1.1	1.1
LTC for elderl and disable	1.0	1.0	1.0	1.1	1.1	1.1	1.2	1.3	1.4	1.5	1.5
Education expenditure	3.9	3.7	3.5	3.4	3.4	3.4	3.4	3.5	3.6	3.6	3.6
Unemployment benefits	0.7	0.9	0.9	0.7	0.7	0.6	0.6	0.6	0.6	0.6	0.6
- Interest expenditure	4.3	4.2	4.0	4.5	4.8	4.5	4.2	4.0	3.7	3.3	2.7
Total revenue	45.6	50.5	50.4	50.4	50.4	50.3	50.3	50.3	50.3	50.3	50.3
Incl.: property income	0.5	0.7	0.6	0.6	0.5	0.5	0.5	0.5	0.5	0.5	0.5
ASSUMPTIONS	%
Labour productivity growth rate	2.6	-0.1	0.5	0.6	1.2	1.7	1.7	1.7	1.7	1.6	1.5
Real GDP growth rate	1.7	0.8	1.3	1.4	1.4	1.6	1.5	1.5	1.6	1.6	1.5
Male participation rate (20-64)	78.4	78.8	79.5	79.7	78.9	78.2	77.9	77.8	77.8	77.7	77.8
Female participation rate (20-64)	54.6	58.1	60.6	61.4	61.9	62.3	62.7	62.9	63.0	63.2	63.1
Total participation rate (20-64)	66.3	68.4	70.0	70.6	70.4	70.3	70.4	70.5	70.5	70.6	70.6
Unemployment rate	8.4	11.9	9.6	8.8	8.2	7.5	7.1	7.1	7.1	7.1	7.0
Population of age 65 and over/total population	20.4	21.7	22.3	23.4	25.1	27.1	28.8	29.7	29.9	29.9	30.0
Old age dependency ratio (65+/[20-64])	33.6	36.4	37.8	40.2	44.3	49.4	54.2	57.0	57.7	57.9	58.0
Note: The 2016-2019 four-year period incorporates growth assumptions in line with the indications provided in the short-term macroeconomic scenario set out in the 2016 Stability Programme Update. For the years thereafter, the structural assumptions of the appropriately reconciled 2015 EPC-WGA baseline scenario have been used.  The national accounting data have been used for expenditure on social benefits through 2015.  For the 2016-2019 period, the projected values are in line with those underlying the the EFD public finance framework. The projection for healthcare and the long-term care expenditure has been carried out according to the reference scenario methodology. The expenditure for education includes the International Standard Classification of Education (ISCED) levels of education 1-6, according to the OECD classification; it does not include expenditure for life-long learning and pre-primary schools. The rounding to the first decimal point may cause the discrepancies with the values presented in the table.

Source: MEF analyses using the State General Accounting Department long-term projection model.

Turning to the trend of the individual components of age-related expenditure, it is noted that the ratio between pension expenditure and GDP declines starting in 2015-2016 to a level of 15.3 percent of GDP in 2020, with such decrease attributable to more favourable economic growth and the gradual continuation of the process to tighten up the minimum requisites for pension eligibility. Later, the ratio starts to grow anew, hitting 15.9 percent of GDP around 2035. In the final phase of the projection period, the ratio of pension expenditure to GDP falls rapidly, to reach 13.9 percent of GDP in 2060.
The healthcare expenditure projection is based on the so-called reference scenario methodology which incorporates both the effects of population ageing and the effects of other factors capable of affecting the trend of healthcare expenditure24. After initially falling as of 2015 due to the effect of measures to

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24 The reference scenario applied from 2020 contemplates the following for the acute component of the healthcare expenditure: i) the partial application of the dynamic equilibrium method, according to which only 50 percent of the increase in life expenctancy are translated in years spent in good health conditions; ii) the trend in unitary costs moves in line with per capita GDP; iii) unitary cost elasticity with respect to per capita GDP is assumed above 1.0 (the elasticity falls on alinear basis during the projection period, going from an initial level of 1.1 to 1.0 in 2060). With regard to the LTC component of healthcare expenditure, the reference scenario provides for: i) the partial application of of the dynamic equilibrium method, ii) the trend in unitary costs  linked to productivity, and iii) the elasticity of the unit cost to productivity equal to 1.0 for the entire forecast period.

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contain spending (as provided by previous Stability Laws), the forecast of the ratio between healthcare expenditure and GDP has an increasing profile from 2020 and amounts to around 7.6 percent of GDP in the final decade of the forecast period.
The projection of the socio-assistance component of public expenditure for long-term care (LTC) refers to both  accompanying person allowances (80 percent) and socio-assistance services provided at the local level (20 percent)25. After remaining initially stable, the total expenditure for LTC presents a growing profile in terms of GDP that extends over the entire projection period, attaining  1.5 percent in 2060.
The projections of expenditure for social safety nets in relation to GDP goes from 0.7 percent in 2010 to 0.9 percent in 2015, before gradually descending to a value of approximately 0.6 percent as of the second half of the forecast period.
Finally, the projections of expenditure for education in relation to GDP is consistent with the aggregate of expenditure defined within the EPC-WGA26. The ratio of expenditure education to GDP shows a gradually decreasing trend, that extends out for approximately 15 years. As from 2020, this reduction is essentially the result of a decrease in the student population caused by demographic trends. The ratio then starts growing modestly in the final part of the projection period, to hit around 3.6 percent of GDP in 2060.

FOCUS
Pension system reform

The new rules introduced by the reform adopted with Law No. 214/2011 have significantly changed the pension system, improving its medium-/long-term sustainability and ensuring greater equity among generations.

The reform foresees the extension of the notional defined contribution system to all workers as of 2012, including, pro-rata, the workers who, on the basis of preceding legislation, would have received a pension calculated according to the earnings-related system (namely, all individuals who had made more than 18 years of contributions as of 31 December 1995). In line with the regulatory-institutional structures of most European countries, the reform confirms two types of retirement: a) old-age retirement which requires at least 20 years of contributions and an age requirement set by law27; and b) early retirement at an age below the mandatory age, but with a longer period of contributions28.

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25 With reference to accompanying person allowances (cash benefits), the amount of the benefits  is structurally tied to the trend in per capita GDP as from 2021, in line with the methodology agreed at the level of the EPC-WGA.  For the socio-assistance services provided locally,  the projections of the expenditure as a ratio of GDP has been carried out in accordance with the assumptions of the baseline scenario, as defined for the healthcare component of the expenditure for LTC. For additional details, see: MEF-RGS (2015), Report No. 16, Chapter 4.
26 The definition of expenditure for education agreed within the EPC-WGA includes the International Standard Classification of Education (ISCED) levels of education 1-6, thereby excluding pre-prmary school (ISCED 0) and life-long education for workers (see European Commission, Special Report No. 1/2006). The expenditure aggregate has been constructed on data sourced from UNESCO/OECD/EUROSTAT (UOE) (see European Commission, The 2015-Ageing Report: Underlying Assumptions and Projecting Methodologies, 2014). The projections incorporate the updating of UOE data with respect to the 2011 financial year.
27 In 2016, 66 years, 7 months for men and women in the public sector, and 65 years, 7 months for full-time workers in the private sector (+6 months for self-employed workers). In any event, as from 2021, the age requisite may be no less than 67 for all workers, as adjusted thereafter to increases in life expectancy.
28 The minimum requirement for contributions in 2016 is 42 years, 10 months for men and 41 years and 10 months for women, as adjusted thereafter to increases in life expectancy. Workers enrolled in the pension system since 1 January 1996 may retire and receive their pensions three years before the statutory retirement age on the condition that they have earned a minimum pension amount (approximately €1,200 euro in 2012, as adjusted thereafter on the basis of the 5-year moving average of the nominal trend of GDP).

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Starting in 2013, all age requirements (including those for obtaining social allowances) and those e for qualifying for early retirement regardless of age are indexed to changes in life expectancy as measured by ISTAT with reference to the three previous years. The adjustment of the retirement requirements to changes in life expectancy will occur every three years and, starting from the adjustment subsequent to 2019, every two years, on the basis of an entirely administrative procedure29. In addition, starting from 2013, the calculation of the transformation coefficients30 at the time of retirement is extended until age 70. Other safeguard measures are likewise provided so as to guarantee more gradual application of the reform, namely, to take into account specific factors in relation to proximity to retirement and difficult situations related to staying in the labour market, cases that have all been outlined at a regulatory level31.

As a result of the overall reform process inaugurated in 2004, the average age at retirement (considering both statutory age retirement and the requirements for early retirement) rises from 60-61 during the 2006-2010 period to approximately 64 years in 2020, 67 in 2040 and 68 in 2050. On a cumulative basis, the lower ratio of pension expenditure to GDP resulting from the reform process begun 2004 amounts to approximately 60 percentage points of GDP as of 2050. Approximately one-third of this change is attributable to the reform introduced with Law No. 214/2011, whereas the other two-thirds are attributable to the preceding reform measures.

PUBLIC EXPENDITURE FOR PENSIONS AS % OF GDP UNDER DIFFERENT REGULATORY ASSUMPTIONS

Note: EPC-WGA baseline scenario - 2016 EFD. Source: State General Accounting Department long-term forecasting model.

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29 The adjustment of the requirements for pension eligibility as of 2013 was adopted with a decree of 6 December 2011, published in the Official Gazette of the Republic of Italy on 13 December 2011. The next adjustment, to take effect in 2016 (an additional four months), in accordance with the law (Article 12, Paragraph 12-bis of Decree-Law No. 78 of 31 May 2010, converted with amendments by Law No. 122 of 30 July 2010), had to be adopted at least 12 months before the adjustment's effective date, and was thus adopted with decree of 16 December 2014, published in the Official Gazette of the Republic of Italy on 30 December 2014. The law contains a safeguard clause on the basis of which the statutory age requirement for old-age pensions may be no less than 67 for anyone becoming eligible for retirement as from 2021.
30 The transformation coefficient is also to be adjusted with the same calendar used for adjusting the requirements for retirement. The adjustment taking effect on 1 January 2016 was adopted by decree of 22 June 2013, published in the Official Gazette of the Republic of Italy No. 154 on 6 July 2015.
31 The total amount of workers entitled to such safeguard measures is approximately 170,000. The safeguard is applied to workers entitled to a pension after 31 December 2011 (all people who have met the requisites by such date are expressly exempt from the application of the new requisites for pension eligibility) and who have had difficulty of remaining in the labour market. Such workers must also fall within the categories expressly defined by the law.  Pension access for such workers started in 2013, and will continue in the next few years.

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Fiscal sustainability indicators

The indicators (S1 and S2) provide an assessment of the impact of implicit age-related liabilities on fiscal sustainability over the medium/long term. The medium-term sustainability indicator (S1) shows the increase in the structural primary balance to be achieved cumulatively through 2020 so as to ensure, if the increase is maintained constant over the next ten years, the achievement of a debt-to-GDP ratio of 60 percent by 2030 and to repay age-related costs. The long-term sustainability indicator (S2) shows the fiscal adjustment in terms of structural primary balance which, if immediately realized and maintained, guarantees the compliance with the intertemporal budget contraint over an infinite time horizon.
Both indicators are based on the growth forecasts and budget balances of the policy scenario set out in the 2016 Stability Programme, and incorporate the medium-/long-term projections of age-related expenditure. The higher and more positive the values of the S1 and S2 sustainability indicators, the greater will be the need for fiscal adjustment and thus, the greater the sustainability risk will be. With other conditions being equal, as the projection of the age-related expenditure increases and as the maintenance of the intertemporal budget constraint becomes more difficult, the primary surpluses needed are increasingly more substantial.
Table IV.5 reports the results for the S1 and S2 indicators and of the respective components for the latest planning documents and the European Commission’s recent 2015 Fiscal Sustainability Report32. In comparison with the aforementioned documents, the value of S1 deteriorates for 2016. The breakdown of S1 by sub-components shows that the value that measures the effort needed to stabilise the debt-to-GDP ratio at the initial level has continued to be negative (and equals -2.3 percent of GDP). Accordingly, on the basis of this component, the government’s policy targets expressed in terms of the structural primary surplus would be sufficient to stabilise the debt at the 2019 level, counterbalancing the upward pressure that might stem from age-related expenditure and interest expenditure. Instead, the component that continues to negatively impact the indicator is that which measures the adjustment needed to reduce the debt-to-GDP ratio from the initial level to 60 percent of GDP in 2030. This component contemplates a fiscal adjustment equal to 5.0 percent of GDP. The overal value of the S1 indicator is 2.9, and thus above the threshold of 2.5, beyond which a country is considered to be a high risk in the medium term.

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32 European Commission, 2016, Fiscal Sustainabilty Report, Institutional Papers, No. 018. http://ec.europa.eu/economy_finance/publications/eeip/pdf/ip018_en.pdf.

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TABLE IV.5: SUSTAINABILITY INDICATORS (% OF GDP)
S1 indicator	2016 EFD	2015 DBP	2015 EFD	2015 Sustainability Report
Total adjustment	2.9	1.7	1.9	4.2
Including: For stabilisation of debt-to-GDP ratio	-2.3	-3.1	-2.9	-1.4
For delay in the adjustment	0.0	0.0	0.0	0.7
For achievement of the 60% target	5.0	4.7	4.7	5.1
For age-related costs	0.1	0.1	0.1	-0.2
S2 indicator
Total adjustment	-1.5	-2.4	-2.2	-1.0
Including: For stabilisation of debt-to-GDP ratio	-1.6	-2.4	-2.2	-0.9
For age-related costs	0.1	0.0	-0.1	-0.1
Source: MEF analyses.

The total value of the S2 indicator is -1.5, which is below the threshold of 2.0, under which a country is considered to be a low risk in the long term. With reference to the S2 sub-components, the value related to the component that measures the effort needed to stabilise the debt-to-GDP ratio at the 2019 level, coeteris paribus, remains negative (equal to -1.6 points of GDP), thereby indicating the capacity of Italy's public finances, given the budget conditions forecast for 2019, to cope with the accumulation of interest expenditure/GDP (snowball effect) expected over the long term. The other component of S2 (also seen with regard to S1) is that which measures the additional adjustment needed to cover the increase in age-related expenditure. In Italy's case, this adjustment remains close to zero, and thus indicates that the component of the age-related expenditure appears to be fully under control.
In conclusion, the fiscal consolidation planned by the government in the short term can be considered adequate to ensure the sustainability of the public finances in the medium/long term.

Analysis of sensitivity of the public debt dynamics over the long term

The sensitivity analysis presented in this section illustrates several scenarios containing demographic, macroeconomic and fiscal shocks. The analysis is aimed at (i) testing the robustness of the results in view of the uncertainty affecting them, and (ii) verifying under which reform assumptions and on the basis of which budget conditions, the sustainability of the debt can either be guaranteed or is at risk.
The following scenarios therefore replicate the assumptions underlying the sensitivity analyses presented in the most recent European Commission Ageing Report33. In line with the European Commission's methodology, in projecting the debt-to-GDP ratio through 2060, the baseline scenario assumes that fiscal revenue will be constant as a percentage of GDP at the level planned for 2019 for the entire forecast period. Instead, public expenditure moves according to the change

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33 European Commission, 2015, The Ageing report, European Economy, n.3/2015. http://europa.eu/epc/pdf/ageing_report_2015_en.pdf

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in the age-related expenditure described above. The GDP deflator converges at 2.0 percent as of 2022, the year when the output gap closes, and the real interest rate starting at the 2019 level converges to 3.0 percent over 10 years. On the basis of these assumptions, the debt-to-GDP ratio under the EFD policy scenario is projected out to 2060. As shown below, the long-term projections of the debt-to-GDP ratio in the baseline scenario reflect a decreasing trend in which the ratio falls below the 60 percent threshold only as of 2058.
The baseline scenario is compared with the results derived from the other simulations which present demographic, macroeconomic and fiscal shocks. In addition, results are presented in relation to a risk scenario where the impact of non-demographic factors exerts additional pressure on the expected trend of healthcare expenditure and LTC expenditure for the elderly and disabled.

Simulations with respect to demographic variables

Population ageing represents one of the most critical aspects that Italy will need to tackle in the coming decades. In this regard, it is particularly important to evaluate properly the weight of migratory flows expected in coming decades, measuring their impact on Italy's public finances. In line with the assumptions agreed at the level of the EPC-WGA and based on an ad-hoc demographic scenario developed by EUROSTAT, the simulation assumes two alternative scenarios for the 2020-2060 period:  i) as from 2021, a 20 percent decrease in the average net flow per year of immigrants with respect to the base assumptions; and ii) as from 2021, a 20 percent increase of the same.
The trend of the public debt in the two alternative scenarios is compared with the baseline in Figure IV.7. With the government's planned 2019 structural primary balance held equal, and considering the starting level of the debt, an increased migrant flow would allow for significantly reducing the debt-to-GDP ratio in comparison with the baseline scenario, whereas a decrease would have a symmetrical effect. The debt-to-GDP ratio would continue to decrease, however at a much slower pace, getting to a level of less than 80 percent of GDP in 2060.

FIGURE IV.7: PUBLIC DEBT SENSITIVITY TO INCREASE/DECREASE IN NET FLOW OF IMMIGRANTS (% of GDP)

Source: MEF analyses using the State General Accounting Department long-term forecasting model,

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Simulations with regard to macroeconomic variables

The sensitivity analysis with respect to macroeconomic variables aims at testing the robustness of the projections of the debt-to-GDP ratio vis-à-vis alternative scenarios that assume more favourable or less favourable trends for labour productivity, the total employment rate, and the activity rate, with the last variable examined in particular with reference to elderly workers.
With reference to productivity, the simulation exercise calls for two alternative scenarios in which the labour productivity growth rate is permanently increased or decreased by 0.25 percentage points with respect to the baseline scenario, starting in 2025.
The impact on sustainability of a better (worse) trend of productivity is somewhat limited in the short term and medium term, but it becomes significant over time, so much so that it considerably accelerates (slows) the reduction of the debt-to-GDP ratio in the long term (Figure IV.8). In the lower productivity scenario, the debt-to-GDP ratio would be approximately 84 percent in 2060, while in the case of higher productivity, the ratio would be approximately 26 percent of GDP by that same year.

FIGURE IV.8: SENSITIVITY TO MACROECONOMIC ASSUMPTIONS. HIGHER / LOWER PRODUCTIVITY GROWTH (% of GDP)

Source: MEF analysess using the State General Accounting Department long-term forecasting model.

Another assumption is a permanent increase/reduction as from 2021 in the rate of change of total factor productivity (TFP) compared with the baseline, up to a 20 percent change as of 2035. The scenario with lower TFP over the long term is consistent with the assumption of a permanent loss of productive capacity caused by the recent economic crisis. In the case of higher TFP, the debt-to-GDP ratio is projected to fall gradually to get to just over 20 percent in 2060; in the case of falling TFP, instead, the debt-to-GDP ratio presents a stable or slightly increasing profile, which is far above that in the baseline, even though a slight decrease is estimated in the final years of the forecast to a value of just over 90 percent of GDP.

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FIGURE IV.9: SENSITIVITY TO MACROECONOMIC ASSUMPTIONS: HIGHER/LOWER TFP GROWTH (% of GDP)

Source: MEF analyses using the State General Accounting Department long-term forecasting model.

Another simulation assumes that the rate of employment (20-64-year old population) rises as from 2021, with a gradual increase of up to 2.0 percentage points as of 2025. Under this scenario, the debt-to-GDP ratio would trend below the baseline, improving slightly as from the first of the simulation, and then more significantly in the long term (Figure IV.10), reaching a level of 20 percent of GDP in 2060.
Considering, instead, a gradual increase as from 2021 in the rate of activity of the population between the ages of 55 and 74 (to the point of being 10 percentage points higher in 2030 than the rate assumed in the baseline scenario), the curve of the debt-to-GDP ratio would shift significantly downward starting as of 2025 (Figure IV.10) and would continue decreasing until reaching negative values at the end of the forecast horizon.

FIGURE IV.10: SENSITIVITY TO MACROECONOMIC ASSUMPTIONS. RATES OF EMPLOYMENT AND RATES OF ACTIVITY OF THE ELDERLY (% OF GDP)

Source: MEF analyses using the State General Accounting Department long-term forecasting model

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Simulations with respect to a risk scenario for healthcare expenditure

In borrowing the European Commission's risk scenario methodology, this section evaluates the effects on the debt of the application of alternative assumptions about healthcare expenditure and long-term care expenditure for the elderly and disabled. Such scenario is different from the baseline scenario due to several more stringent assumptions about non-demographic factors34 . It follows that the medium-term risk scenario would cause the trend of the debt-to-GDP ratio to deteriorate only slightly, with the ratio mirroring that in the baseline scenario until 2035, and it would be kept below 90 percent after 2041 (Figure IV.11) and then converging to 70 percent in 2060.

FIGURE IV.11: SENSITIVITY OF PUBLIC DEBT TO ASSUMPTIONS OF HEALTHCARE EXPENDITURE IN RISK SCENARIO (% of GDP)

Source: MEF analyses using the State General Accounting Department long-term forecasting model

Simulations with regard to the primary surplus

With this simulation, the robustness of the results of sustainability of the public finances is tested in view of a deterioration of the primary surplus as of 2019. For this purpose, the value of the primary surplus in the baseline scenario (equal to 3.6 percent of GDP in 2019) is reduced by 1.0 percentage point, to 2.6 percent and 1.6 percent, respectively (Figure IV.12).
The trend of the public debt changes significantly following the deterioration of the primary surplus as of 2019, and in particular for the levels below 3.0 percent of GDP. More specifically, for an initial level of 2.6 percent, the debt-to-GDP ratio has an essentially flat profile above that in the baseline scenario, standing at 110 percent at the end of the forecast horizon. Instead, a structural primary surplus of less than 2.0 percent of GDP would produce a significant

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34 More specifically, it is assumed that: i) in the case of acute care, the elasticity of the unit cost vis-à-vis per capita GDP is equal to 1.4 (instead of 1.1 as in the baseline scenario) at the start of the forecast period and converges to 1.0 in 2060; and ii) in the case of long-term care, and excluding cash benefits, the cost per recipient by age is assumed to converge at the EU-28 average only when its starting point is lower.

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increase in the ratio over the long term, hitting te level of 160 percent in 2060. It is evident from these simulations that the sustainability of the debt requires the maintenance of sizeable primary surpluses over time.

FIGURE IV.12: PUBLIC DEBT SENSITIVITY TO THE PRIMARY SURPLUS (% of GDP)

Source: MEF analyses using the State General Accounting Department long-term forecasting model.

Simulations with regard to pension reform

The sensitivity tests presented in the previous section demonstrate that, barring very reduced primary surpluses with respect to the current projections and despite the presence of forecasting risks, the government's fiscal targets through 2019 should ensure the sustainability of Italy's public debt, even if macroeconomic, demographic or fiscal conditions were to be different from those in the baseline scenario. It should be noted, however, that the conclusions about the sustainability of Italy’s public finances cannot be made without considering a series of important pension reforms over the past 20 years. These reforms have significantly contributed to reducing age-related expenditure and keeping the trend of the debt-to-GDP ratio under control.
Figure IV.13 illustrates the implications on the debt-to-GDP ratio of the various measures adopted from 2004 to 2011 on the basis of a counterfactual analysis, which recomputes the initial levels of the debt and the primary surplus assuming the absence of the pension reforms considered. All of the reform measures considered, from 2004 to the most recent, have entailed structural effects and have caused overall a reduction in the ratio of pension expenditure to GDP vis-à-vis the projection based on previously enforced legislation, thereby impacting the present value of the expected expenditure flows (see Focus: Pension reform)
The results for the scenario that excludes the reforms adopted since 2004 show that the debt-to-GDP ratio, following an increase of around 20 percentage points of GDP due to the ongoing retirement of the baby boom generation, would not start to fall until after 2050, when its value would be at levels that are

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permanently higher than those reflected in the baseline scenario which instead incorporates the financial effects of all of the reforms adopted subsequently.

FIGURE IV.13: IMPACT OF REFORMS ON THE DEBT-TO-GDP RATIO (% of GDP)

Source: MEF analyses using the State General Accounting Department long-term forecasting model

FOCUS
State guarantees

As of 31 December 2015, the guarantees granted by the State amounted to approximately €36.8 billion, or 1.9 percent of GDP, which reflects a reduction of €6.5 billion year on year. The guarantees granted to credit institutions following the financial crisis declined to €6.4 billion to 0.4 percent of GDP, falling by €17 billion as a result of the improved capitalisation of financial institutions.

PUBLIC GUARANTEES (in € mn)
	2015
	Level	% of GDP
Total guarantees	36,840	2.3
Incl.: financial sector	6,421	0.4

Following are comments on the components of the aggregate balance:

•   Central guarantee fund for small- and medium-sized enterprise (SME). The fund is an industrial policy instrument of the Ministry for Economic Development which operates through three distinct vehicles: direct guarantees, granted to banks and financial intermediaries; counter guarantees against guarantees granted by the collective-loan guarantee consortiums (Confidi) and other guarantee funds; and co-guarantees granted directly in favour of the financing parties and jointly to collective-loan guarantee consortiums (Confidi) and other guarantee funds or to guarantee funds set up by the EU or co-financed by the EU. As of 31 December 2015, the residual debt guaranteed amounted to approximately €16,960 million.

•   TAV S.p.A. The Ministry of Economy and Finance guarantees the fulfilment of the Ferrovie dello Stato S.p.A.’s obligations with respect to TAV S.p.A., in relation to the concession, construction and operation of the high-speed train system. This is a surety bond designed to facilitate transactions to raise the funds on the financial markets that are needed for the design and construction of the high-speed network. As of 31 December 2015, the residual debt guaranteed amounted to approximately €1,834 million.

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•   Aid to the bailout of businesses. Such aid includes guarantees given by the State to companies to cover debt contracted with credit institutions for the financing of current operations and for the reactivation and completion of plant facilities, buildings and industrial equipment. New guarantees amounting to €30 million were granted during the year, and €34 million were enforced during the year.  As such, there was no residual debt guaranteed at 31 December 2015.

•   Guarantees assumed by local government. The data related to the guarantees given by local governments are supplied by the Bank of Italy, which gathers the data through the information submitted directly the beneficiary institutions as part of their regulatory reporting. As of 31 December 2015, the residual debt guaranteed amounted to approximately €3,591 million.

•   Italian banks. Such guarantees are granted by the State to cover liabilities of Italian banks in relation to debt securities issued by the banks.  As of 31 December 2015, the residual debt guaranteed amounted to approximately €6,421 million.

•   Cassa Depositi e Prestiti S.p.A. bond issues. With decree of the Minister of the Economy and Finance No. 2545027 of 24 December 2015, a State guarantee was granted for the bonds of the Cassa Depositi e Prestiti S.p.A. for a maximum total amount of €5 billion, pursuant to and for the effects of Artcle 5, Paragraph 7, letter a), of the Decree-Law No. 269 of 30 September 2003, converted, with amendmens, by Law No. 326 of 24 November 2003, and Article 2 of the decreto of the Minister of the Economy and Finance of 6 October 2004. At 31 December 2015, the guarantees granted covered a total amount of €1,500 million.

•   First-home guarantee fund (Article 1, Paragraph 48, letter c of the 2014 Stability Law), which guarantees 50 percent of mortgage indebtedness for the purchase, restructuring and energy upgrade of properties classified as a primary residence. In 2015, the guarantees granted amounted to approximately €112 million against 2,010 eligible loans disbursed by the banking system for a total of €225 million.

•   Fund for guarantee of non-market risks in favour of SACE. The guarantees granted amount to €6.022 million.

•   State guarantees in favour of ILVA. The guarantees granted amount to €400 million.

In a comparison with main European partners, Italy has one of the lowest stocks of guarantees. In recent years, the highest levels have referred to the countries whose financial systems were hardest hit by the crisis, including Ireland, Austria, Greece and Spain. The decreasing trend, which has been common for most EU countries, reflect the ongoing reduction of guarantees for the financial system. In 2014, almost one-half of Italy’s guarantees referred to the banking system (approximately 1.5 percent of GDP versus 2. 7 percent overall).

STATE GUARANTEES IN EU COUNTRIES (% OF GDP)

Source: Eurostat.

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V.1 ACTIONS TAKEN AND INDICATIONS FOR FUTURE YEARS

Measures adopted in 2015

During 2015, the government approved a series of urgent legislative measures that regarded: the reduction of the tax burden; social benefits; education; the labour market; the management of extraordinary events and disasters; and the banking system.

TABLE V.1: CUMULATIVE NET IMPACT OF 2015 MAIN LEGISLATION ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
Decree-Law No. 3/2015 (converted by Law No. 33/2015)	4	12	15	0	0
Decree-Law No. 4/2015 (converted by Law No. 34/2015)	0	0	0	0	0
Decree-Law No. 65/2015 (converted by Law No. 109/2015)	-2,180	-489	-479	-469	-460
Decree-Law No. 78/2015 (converted by Law No. 125/2015)	22	7	5	7	9
Decree-Law No. 83/2015 (converted by Law No. 132/2015)	20	25	35	45	45
Law No. 107/2015	0	11	0	3	0
Decree-Law No. 185/2015 (converted by Law No. 9/2016)	0	0	0	0	0
Decree-Law No. 191/2015 (converted by Law No. 13/2016)	0	200	206	6	6

NET BORROWING	-2,134	-233	-218	-408	-400
In % of GDP	-0.1	0.0	0.0	0.0	0.0
NET BALANCE TO BE FINANCED	-2,160	-488	-479	-469	1,639
In % of GDP	-0.1	0.0	0.0	0.0	0.1
BORROWING REQUIREMENT	-2,134	-233	-218	-408	-400
In % of GDP	-0.1	0.0	0.0	0.0	0.0

The legislative measures adopted lead to an increase in net borrowing equal to approximately €2.1 billion in 2015, €233 million in 2016, €218 million in 2017 and approximately €400 million in the years thereafter. The change in the balances (offset by the use of the margin of improvement at unchanged legislation already incorporated into the public finance forecasts) is essentially attributable to the provisions1 regarding the indexing of pension payments, following the Constitutional Court Ruling No. 70 of 20152. Subject to the presentation of a report to Parliament3, the government responded to the ruling through provisions

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1 Decree-Law No. 65/2015, converted by Law No. 109/2015.
2 This ruling declared as unconstitutional the provisions contained in Decree-Law No. 201/2011, which eliminated all indexing, for the 2012-2013 two-year period, of pensions amounting to more than three times’ the minimum pension amount.
3 Report presented pursuant to Article 10 bis, Paragraph 6 of Law No. 196/2009.

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for the partial revaluation of the pension payments due for the years of 2012-20134.
The impact on the net balance to be financed is approximately €2.2 billion in 2015 and approximately €0.5 billion in each of the years in the period 2016-2018, while such balance is projected to improve by approximately €1.6 billion in 2019 in relation to the confirmation, again for 2016, of the National Health Service (NHS) entities’ contribution to the public budget5. Such contribution was accounted for in the forecasts of the healthcare expenditure that were contained in the previous Economic and Financial Document (EFD).
The legislative measures approved result in gross budget funding (incremental resources funded through higher revenue and lower expenditure) equal to approximately €4.5 billion in 2015, €8.8 billion in 2016, €9.3 billion in 2017, €11.0 billion in 2018, and €7.4 billion in 2019 (Table V.2). In 2015, more than 77 percent of the resources were secured through expenditure reductions (with more than 80 percent of those reductions referring to current expenditure), through the utilisation of State budget funds previously appropriated for the implementation of specific legislative measures. On the revenue side, additional resources come from the revision of the tax treatment of the writedowns and credit losses taken by banking and financial institutions and insurance companies, and from the effects of personal income tax revenue related to the revaluation of the pension payments due for the years of 2012-2013. Other incremental revenue is related to measures that provide for hiring of personnel in the education sector, and for the police and armed forces.

TABLE V.2: CUMULATIVE IMPACT OF 2015 MAIN LEGISLATION ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	4,506	8,786	9,263	11,054	7,386
Higher revenue	1,003	3,979	3,778	5,449	1,378
Lower expenditure	3,503	4,806	5,485	5,605	6,008
- current expenditure	2,991	3,466	3,304	3,310	3,308
- capital expenditure	511	1,340	2,181	2,295	2,700
USE OF RESOURCES	6,640	9,019	9,481	11,461	7,786
Lower revenue	620	4,913	5,521	7,153	3,913
Higher expenditure	6,020	4,106	3,960	4,309	3,873
- current expenditure	2,757	3,881	3,831	4,234	3,743
- capital expenditure	3,263	225	129	75	130
IMPACT ON NET BORROWING	-2,134	-233	-218	-408	-400
Net change in revenue	383	-934	-1,743	-1,703	-2,535
Net change in expenditure	2,517	-701	-1,525	-1,296	-2,135
- current expenditure	-234	414	528	924	435
- capital expenditure	2,751	-1,115	-2,053	-2,220	-2,570

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4 For 2012 and 2013, the revaluation is 100 percent for the pensions in an amount of up to three times’ the minimum (as already provided by Decree-Law No. 201/2011), 40 percent for those between three and four times’ the minimum, 20 percent for those between four and five times’ the minimum, and finally, 10 percent for those between five and six times’ the minimum. There is no adjustment contemplated for pensions exceeding six times’ the minimum, even though there is a safeguard clause for pensions in an amount close to this limit. For 2014 and 2015, the revaluation related to 2012 and 2013 is instead equal to 20 percent of the amount set for the monthly payments of the 2012-2013 two-year period, and as from 2016, equal to 50 percent of the amount set for the monthly payments of the 2012-2013 two-year period.
5 The corresponding reduction of the financing of the NHS is provided by Articles 9-bis/9-septies of Decree-Law No. 78/2015.

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The initiatives financed amount to approximately €6.6 billion in 2015, €9.0 billion in 2016, approximately €9.5 billion in 2017, approximately €11.5 billion in 2018, and €7.8 billion in 2019. For 2015, these measures mostly entailed an increase of expenditure, with about 60 percent of the increase related to capital expenditure.
From the standpoint of general government subsectors (Table V.3), the deficit is mainly attributable to the social security funds, with the bulk of the amount related to the measures for the partial revaluation of pension payments. Instead, the central government and local government balances show improvement for the years of 2016-2018.

TABLE V.3: CUMULATIVE NET IMPACT OF 2015 MAIN LEGISLATION ON GENERAL GOVERNMENT NET BORROWING BY SUB-SECTOR (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
CENTRAL GOVERNMENT	1,266	641	491	195	822
- net change in revenue	594	-634	-1,309	-1,437	-1,605
- net change in expenditure	-672	-1,274	-1,799	-1,632	-2,427

LOCAL GOVERNMENT	-545	159	333	423	-218
- net change in revenue	-73	-4	-118	43	-630
- net change in expenditure	473	-163	-452	-380	-412

SOCIAL SECURITY FUNDS	-2,855	-1,033	-1,042	-1,025	-1,005
- net change in revenue	-138	-296	-316	-309	-301
- net change in expenditure	2,717	736	726	716	704

TOTAL	-2,134	-233	-218	-408	-400

Key measures

Measures for the reduction of fiscal pressure include: a total exemption from the Single Municipal Tax (IMU)6 for certain categories of taxpayers and specific types of farmland; the creation of the category of innovative small-/medium-sized business (with the application of the tax relief measures previously provided for innovative start-ups); and the revision of tax incentives for income derived from intellectual property rights (the so-called patent box), with an increase in the taxable base eligible for the incentives.
Provisions regarding social welfare include not only the aforementioned revaluation of pensions, but also initiatives undertaken in May 2015 for the purpose of streamlining and standardising the procedures and the timing for the National Institute for Social Security’s (INPS) payment of social benefits7. With reference to the labour market, provisions were made to increase the Social Fund

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6 Decree-Law No. 4/2015, converted by Law No. 34/2015. Later, these measures were revised by the 2016 Stability Law which provided for a general revision of the application of single municipal tax with respect to farmland.
7 Decree-Law No. 65/2015, converted by Law No. 109/2015. With such legislation, a change was made to the coefficient of revaluation with respect to the total contributions used as a basis for the calculation of pensions; such change was made to avoid negative revaluation of the contributions made.  As such, the coefficient cannot be less than 1.0, except for the recovery of later revaluations (this recovery is not provided with respect to the initial application of the provision).

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for Employment and Training in order to refinance exceptional social safety nets and the salary supplement related to solidarity contracts8. In addition, during 2015, an enabling act was approved for measures relating to: the reform of the social safety nets9; job services and active labour policies; the reorganisation of the rules governing employment relationships and workplace inspections and protections; and the work-life balance10.
The reform of the national education and training system11 was approved in July 2015.  Amongst its provisions, the reform includes an extraordinary hiring plan for teaching personnel to be assigned to state scholastic institutions; it also establishes principle of the obligatory training for full-time teachers, enhances procedures for assessment of teaching activity, assigns new responsibilities to school administrators, and provides for the refinancing of the building projects for schools and universities.
Further initiatives for the reconstruction and the economic revival of the areas hit by earthquakes in 2012 provide for additional resources in favour of the affected communities, extending the IMU tax exemption to 31 December 2016 for buildings destroyed or deemed uninhabitable following the earthquakes, and introducing scaled-down targets within the Domestic Stability Pact for the municipalities and provinces of the Emilia Romagna Region. The Milano EXPO 2015, the Extraordinary Jubilee of Mercy, the management of the increasing migrant flows, and the intensification of terrorism at an international level are all factors that have necessitated the adoption of measures to guarantee public order and the security and safety of the public. As such, provisions have been approved for extending the operation entailing the use of the armed forces for control the national territory and the surveillance of sensitive sites and targets12, and for the extraordinary hiring of personnel to accommodate the needs of the police force and the national fire fighters corps. In addition, new resources have been allocated for strengthening the fight against infectious diseases and ensuring more efficient testing of international prophylaxes13. A special Jubilee fund has been established to provide resources for transportation and urban improvements for the City of Rome, while new resources have been appropriated for providing rail links with Vatican City and expanding emergency healthcare services. Specific resources are earmarked for the recovery of the areas used for the Milano EXPO, so to ensure the extraction of value from the site14. In addition, funding has been increased for non-deferrable needs that may arise during the budget management15.

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8 Decree-Law No. 65/2015, converted by Law No. 109/2015 and Decree-Law No. 185/2015, converted by Law No. 6/2016.
9 Law No. 183/2014 (so called Jobs Act).
10 Legislative Decree No. 22/2015, Legislative Decree No. 23/2015, Legislative Decree No. 80/2015, Legislative Decree No. 81/2015, Legislative Decree No. 148/2015, Legislative Decree No. 149/2015, Legislative Decree No. 150/2015 and Legislative Decree No. 151/2015.
11 Law No. 107/2015.
12 Decree-Law No. 78/2015, converted by Law No. 125/2015 and Decree-Law No. 185/2015, converted by Law No. 6/2016.
13 Decree-Law No. 78/2015, converted by Law No. 125/2015.
14 Decree-Law No. 185/2015, converted by Law No. 9/2016.
15 Decree-Law No. 83/2015, converted by Law No. 132/2015.

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TABLE V.4: IMPACT OF DECREE-LAW NO. 185/2015 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	928	298	97	0	0

Higher revenue	1	5	0	0	0

Lower expenditure	927	293	97	0	0
‘8 per 1,000’ (taxpayer allocation of personal income tax)	10	18	0	0	0
Fund for Non-Deferrable Needs	0	45	0	0	0
Fund for additional initiatives regarding safeguarded workers under the pension reform	524	0	0	0	0
Special capital expenditure fund	5	120	75	0	0
Reduction of appropriations to the ministries	343	109	22	0	0
Other	45	2	0	0	0

USE OF RESOURCES	928	298	97	0	0

Lower revenue	0	0	0	0	0

Higher expenditure	928	298	97	0	0
Territorial continuity: Sicily and Sardinia (aerial insularity)	0	30	0	0	0
Subsidy: City of Reggio Calabria	10	0	0	0	0
Subsidy: Latium Region – increased railway service to St. Peter’s station, and healthcare services	47	0	0	0	0
Subsidy: Italian Institute of Technology	30	50	0	0	0
Fund for Jubilee initiatives	42	117	0	0	0
Social Fund for Employment and Training	400	0	0	0	0
Extraordinary fund for waste treatment and clean-up: Campania Region	70	32	47	0	0
Sports facilities in underprivileged city areas	20	40	40	0	0
Increase in National Civil Service Fund	100	0	0	0	0
Initiatives to enhance value of Milano Expo site – security	20	0	0	0	0
Urgent measures for the cinema and cultural heritage	25	0	0	0	0
Environmental clean-up and urban renewal: Bagnoli	50	0	0	0	0
Refinancing of the fund for national emergencies	50	0	0	0	0
Financial leeway for initiatives in underground public transport systems	50	0	0	0	0
Other	14	29	10	0	0

IMPACT ON NET BORROWING	0	0	0	0	0

TABLE V.5: IMPACT OF DECREE-LAW NO. 191/2015 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	0	202	213	13	13

Higher revenue	0	100	0	0	0
Voluntary disclosure	0	100	0	0	0

Lower expenditure	0	102	213	13	13
Special fund: current portion	0	0	13	13	13
Cohesion and Development Fund	0	100	200	0	0
Other	0	2	0	0	0

USE OF RESOURCES	0	2	7	7	7

Lower revenue	0	0	0	0	0
Higher expenditure	0	2	7	7	7
IMPACT ON NET BORROWING	0	200	206	6	6

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Refinancing has been provided for the funds dedicated to national emergencies and civil service16, while greater financial leeway has been given to the municipalities making investments in underground public transport systems17.
The banking and credit sector has been impacted by i) measures adopted in January 2015, providing for the transformation of mutual banks (banche popolari) with assets of more than €8 billion in joint-stock companies18, and ii) the change in the tax treatment of the writedowns and credit losses of banks, other financial institutions and insurance companies19.
During 2015, provisions were adopted to ensure the clean-up and urban renewal of the Bagnoli-Coroglio district within the City of Naples. As part of the execution of two rulings of the European Court of Justice20, an extraordinary plan has been financed for the processing and disposal of waste materials at sites located in the Campania Region, and the securing and clean-up of the sites21. Specific measures, with effects only in terms of net balance to be financed, have allowed for an acceleration of the divestiture of the ILVA industrial group, which is currently under extraordinary administration, so as to ensure business can be conducted and measures can be implemented for the environmental protection and an adequate public healthcare safety net in the areas where the industrial complex is located22.

2016 Stability Law and initial measures for 2016: impact on budget balances

The 2016 Stability Law results in an increase of net borrowing equal to approximately €17.6 billion in 2016, €19.1 billion in 2017, €16.1 billion in 2018, and €13.8 billion in 2019. Pursuant to the law, the borrowing requirement increases by approximately €19.1 billion in 2016, €19.2 billion in 2017, €16.2 billion in 2018, and €13.8 billion in 2019. The measures provided in the law are consistent with the public finance targets under the policy scenario outlined in the 2015 EFD Update, in consideration of: i) the borrowing margins authorised by Parliament for the updating of the adjustment plan for getting back on track with respect to the Medium-Term Objective (MTO); ii) the approval of the 2015 Report to Parliament; and the government’s communication presented to the Fifth Commission of the Chamber of Deputies on 13 December 2015.
The net balance to be financed is increased by approximately €22.8 billion in 2016, €24.7 billion in 2017, €24.2 billion in 2018, and approximately €20.0 billion in 2019. The greatest effects on the State budget balance, with respect to net borrowing and the borrowing requirement, are mainly related to the measures regarding local government (that do not impact the net balance to be financed), and modulation of certain capital spending appropriations provided by the Stability Law so as to align the level of the financing with the public finance forecasts incorporated in the planning documents. The budget for 2016 is also

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16 Decree-Law No. 185/2015, converted by Law No. 9/2016.
17 Decree-Law No. 185/2015, converted by Law No. 9/2016.
18 Decree-Law No. 3/2015, converted by Law No. 33/2015.
19 Decree-Law No. 83/2015, converted by Law No. 132/2015.
20 Rulings related to the lawsuits C-297/2008 and C-653/2013.
21 Decree-Law No. 185/2015, converted by Law No. 9/2016.
22 Decree-Law No. 191/2015, converted by Law No. 13/2016.

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affected by the appropriation of resources (without effects in terms of the borrowing requirement and net borrowing) earmarked for possible bridge financing of the EU Single Resolution Fund with respect to the management of failing banks and financial institutions.

TABLE V.6: CUMULATIVE NET IMPACT OF 2016 STABILITY LAW AND DECREE-LAW NO. 18/2016 (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
2016 Stability Law (Law No. 208/2015)	0	-17,624	-19,136	-16,109	-13,769
Decree-Law No. 18/2016	0	0	0	0	0
NET BORROWING	0	-17,624	-19,136	-16,109	-13,769
% of GDP	0.0	-1.1	-1.1	-0.9	-0.8
NET BALANCE TO BE FINANCED	0	-22,825	-24,742	-24,154	-19,902
% of GDP	0.0	-1.4	-1.4	-1.4	-1.1
BORROWING REQUIREMENT	0	-19,138	-19,180	-16,183	-13,829
% of GDP	0.0	-1.1	-1.1	-0.9	-0.8

The decree-law containing urgent measures regarding, inter alia, the reform of the cooperative credit banks23 approved in February 2016 has instead entailed a recomposition of the items in the general government consolidated account, with effects mainly on 2016 and without affecting public finance balances.
The incremental resources from both legislative measures are equal to approximately €17.0 billion in 2016, €15.4 billion in 2017, €17.0 billion in 2018, and €17.1 billion in 2019. The expenditure reductions represent more than 60 percent of the additional resources for the 2016-2017 two-year period, and more than 70 percent in 2018 and 2019, with the bulk of the reductions referring to current expenditure.

TABLE V.7: CUMULATIVE IMPACT OF 2016 STABILITY LAW AND DECREE-LAW NO. 18/2016 (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	26	16,987	15,385	17,028	17,133
Higher revenue	11	6,827	5,321	5,045	4,360
Lower expenditure	15	10,160	10,064	11,983	12,773
- current expenditure	0	6,888	8,075	9,866	10,963
- capital expenditure	15	3,272	1,989	2,117	1,809
USE OF RESOURCES	26	34,612	34,522	33,137	30,902
Lower revenue	11	24,812	27,756	26,832	24,718
Higher expenditure	15	9,800	6,765	6,305	6,184
- current expenditure	15	6,847	5,243	5,022	4,599
- capital expenditure	0	2,953	1,522	1,283	1,586
IMPACT ON NET BORROWING	0	-17,624	-19,136	-16,109	-13,769
Net change in revenue	0	-17,985	-22,435	-21,787	-20,357
Net change in expenditure	0	-360	-3,299	-5,678	-6,589
- current expenditure	15	-41	-2,831	-4,844	-6,365
- capital expenditure	-15	-319	-467	-834	-224

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23 Decree-Law No. 18/2016.

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The initiatives financed amount to approximately €34.6 billion in 2016, €34.5 billion in 2017, €33.1 billion in 2018, and €30.9 billion in 2019. In the 2016-2019 period, more than 70.0 percent of the additional resources used refers to measures for the reduction of fiscal pressure.

TABLE V.8: CUMULATIVE NET IMPACT OF 2016 STABILITY LAW AND DECREE-LAW NO. 18/2016 ON GENERAL GOVERNMENT NET BORROWING BY SUB-SECTOR (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
CENTRAL GOVERNMENT	0	-15,315	-17,996	-17,153	-17,787
- net change in revenue	0	-13,274	-15,799	-15,785	-15,820
- net change in expenditure	0	2,041	2,197	1,367	1,966

LOCAL GOVERNMENT	0	-2,096	-30	1,386	3,010
- net change in revenue	0	-4,432	-5,017	-5,160	-5,063
- net change in expenditure	0	-2,336	-4,987	-6,545	-8,073

SOCIAL SECURITY FUNDS	0	-213	-1,111	-342	1,008
- net change in revenue	0	-279	-1,619	-842	526
- net change in expenditure	0	-65	-508	-500	-482

TOTAL	0	-17,624	-19,136	-16,109	-13,769

As for the subsectors of general government, for the years of 2016-2019 the central government budget is affected by the neutralisation of the safeguard clauses and the reduction of corporate income taxes. The resources obtained through the containment of the ministries’ spending are earmarked for: the financing of initiatives to fight poverty and social exclusion; tax benefits for businesses to promote new investment in capital goods; enhancements to national defence and security; promotion of culture; and the renewal of the employment contracts for State personnel. At the level of local government, the lower tax revenue resulting from the reduction of taxation on residential and business property is greater than the savings on expenditure during the first two years of the forecast. Instead, in 2018 and 2019, the positive trend of local government finances (in particular, expenditure) will have a greater effect than the contraction of revenue. With reference to social security funds, the budget calls for a deterioration of the balance of approximately €0.2 billion in 2016, €1.1 billion in 2017 and 0.3 billion in 2018, and an improvement of €1.0 billion in 2019. This trend is mainly attributable to the 24-month extension of the measures allowing for employer exemptions from the payment of social contributions in the case the hiring of full-time personnel under contracts without expiration date.

2016 Stability Law: key measures

Consistent with the measures adopted in previous years in support of economic growth, the 2016 Stability Law provides for the reduction of personal and corporate taxation, and incorporates provisions regarding employment, socio-cultural initiatives, education, and the enhancement of national security.
The law contemplates the neutralisation, for the year of 2016, of the safeguard clauses provided by previous legislation, for the equivalent of

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approximately €16.8 billion. In the years thereafter, the neutralisation of these clauses amounts to approximately €11 billion in 2017 and approximately €9.4 billion in 2018 and in 2019. Additional reductions of the tax burden on households are ensured through the revision of the regulations governing taxation on real properties. An exemption from the Indivisible Services Tax (TASI) and the Tax on Properties Abroad (IVIE) is provided in the case of primary dwellings, with the exception of villas, castles, and other types of luxury properties. An exemption from the Single Municipal Tax (IMU) has been granted in the case of properties leased without payment to blood relatives (approximately €3.7 billion in each of the years of the period 2016-2019).
The law renews the personal income tax benefits for the costs of building restructuring, energy upgrades, and the purchase of furnishings and household appliances, and introduces a personal income tax deduction for young couples purchasing furnishings for their primary dwelling for expenditures of a total amount of up to €8,000. Altogether, these provisions amount to net tax benefits of €460 million in 2017, approximately €1.0 billion in 2018 and approximately €0.7 billion in 2019. Personal income tax deductions have been increased for individuals earning the lowest levels of pensions (€147 million in 2016, €190 million in 2017, and €187 million for the years of 2018 and 2019).
As of 2017, the corporate income tax rate is to decline by 3.5 percentage points, going from 27.5 percent to 24 percent. This will lower net tax revenue by approximately €3.0 billion in 2017, €4.0 billion in 2018 and €3.8 billion in 2019. Additional tax benefits for businesses regard a single municipal tax exemption for so-called ‘bolted equipment’ (special-purpose fixed assets incorporating systems and machinery functional to the productive process), with the resulting reduction of tax revenue equal to €530 million for each of the years of the 2016-2019 period, and amendment to the single municipal tax rules for farmland, with a net benefit of €405 million in 2016, €243 million in 2017, and €310 million for the years of 2018 and 2019. The provisions regarding regional tax on productive activity regard i) the abolition of the tax for businesses operating in farming industry, small fishing cooperatives and their consortiums (€167 million in 2016 and €196 million in each of the years of 2017, 2018 and 2019), and ii) an increase in the lump-sum deduction (from €2,500 to €5,000) for small businesses (€339 million in 2017, €177 million in 2018, and €180 million in 2019).
With further reference to businesses24, the law provides for the possibility of additional tax depreciation with respect to 40 percent of the expenditure for investment in new capital goods, for the period from 15 October 2015 to 31 December 2016, including through leasing (so-called ‘super depreciation’); this measure will reduce tax revenue by €170 million in 2016, €943 million in 2017, approximately €1.3 billion in 2018, and approximately €967 million in 2019. In addition, tax credits have been introduced in favour of businesses acquiring new capital goods for production facilities located in underdeveloped areas of the country (€617 million in each year of the period considered). The law has increased the compensation and revenue thresholds for eligibility in the lump-sum

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24 With the exception of investments in capital goods whose normal depreciation rate is less than 6.5 percent, investments in buildings and construction projects, and any type of investments in assets made by industrial businesses operating in the following sectors: manufacturing, food, transportation, telecommunications, electricity, gas and water.

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tax system (the so-called ‘minimum tax system’) whose tax benefits will amount to approximately €512 million in 2017, approximately €290 million in 2018 and approximately €270 million in 2019.
With reference to the labour market, the law extends the employer exemption from social contributions with respect to the hiring of new personnel under contracts without termination date, with a benefit, net of the fiscal effects, equal to approximately €834 million in 2016, approximately €1.5 billion in 2017, approximately €0.9 billion in 2018, and €7.0 million in 2019. Tax deductions have been made available to private-sector workers earning no more than €50,000 in a prior year with respect to the compensation earned in relation to productivity gains, with the application of a 10 percent tax substituting personal income tax, additional regional taxes and municipal taxes. In addition, the Stability Law provides for the refinancing of €150 million of exceptional social safety nets for the year of 2016, as part of the transition toward a new social-safety-net system.

TABLE V.9: IMPACT OF 2016 STABILITY LAW ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	26	16,767	15,385	17,010	17,115

Higher revenue	11	6,607	5,321	5,045	4,360

Additional corporate income taxes of 3.5% for banks and financial institutions	0	0	0	1,033	590
Farming sector incentives	0	88	173	120	112
Hiring of teachers and researchers - fiscal and social-security effects	0	46	67	67	67
Increase of the deduction for the taxable base of regional tax on productive activity	0	0	0	6	3
Single municipal tax exemption: farmland	0	0	162	95	95
Fund for second-level contracting	0	345	326	320	344
National healthcare fund for the specialisation in medicine - fiscal and social-security effects	0	23	34	50	28
Cultural initiatives - fiscal and social-security effects	0	0	10	10	10
Measures to streamline spending - revenue measures	0	816	419	417	388
Gaming industry measures	0	1,794	1,286	1,286	1,286
Women’s option: experimentation for early pension - fiscal effects	0	0	0	55	30
Extension of deductions for spending on residential building restructuring and purchase of furnishings	0	145	638	0	0
Extension of employer exemption from social contributions for hiring of full-time personnel - fiscal effects	0	0	550	349	94
Minimum tax system	0	469	1,212	821	854
Reduction of corporate income tax rates	0	0	0	0	172
Contract renewals for State sector personnel - fiscal and social-security effects	0	146	146	146	146
Reinstatement of revaluation of purchase values for land and equity investments	0	260	130	130	0
Revaluation of the pensions for the year of 2014 - fiscal effects	0	45	0	0	0
Voluntary disclosure	0	2,000	0	0	0
Other	11	433	169	142	142
Lower expenditure	15	10,160	10,064	11,965	12,755
Elimination of tax credit for diesel-powered heavy transport vehicles up to Euro 2 class	0	160	160	160	160
Fund for granting interest subsidies to local entities on borrowing transactions	0	95	70	70	70
Fund for Non-Deferrable Needs	0	33	11	12	12
Fund for the fight against poverty and social exclusion	0	600	0	0	0
Cohesion and development fund	0	1,037	382	382	1,067
Revolving fund for EU policies	0	50	100	100	100
Initiatives for workers safeguarded from pension reform	0	213	387	336	216
Measures to streamline expenditure	0	6,536	8,116	10,238	10,577
Reduction of tax credits on secured-loan instalment payments for reconstruction in Emilia	0	290	0	0	0
Revaluation of pensions for the year of 2014	0	0	230	0	0
Utilisation of the ERDF resources 2014/2020	0	250	250	250	250
Other	15	896	358	416	303

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TABLE V.9 (CONTINUED): IMPACT OF 2016 STABILITY LAW ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
USE OF RESOURCES	26	34,392	34,522	33,119	30,884
Lower revenue	11	24,592	27,756	26,814	24,699
Abolition of regional tax on productive activity for farming and fishing businesses	0	167	196	196	196
Farm sector tax relief	0	54	59	48	48
Increase of deduction for the taxable base of regional tax on productive activity	0	0	339	183	183
Reduction of social contributions for trucking businesses	0	66	66	66	0
Full deductibility of interest expense for banks and financial institutions	0	0	0	1,020	576
Tax reduction with regard to income related productivity gains	0	434	589	584	584
Neutralisation of safeguard clauses	0	16,814	11,088	9,394	9,394
Increase of no tax area for pensioners	0	147	190	187	187
IMU exemption for bolted equipment	0	530	530	530	530
IMU exemption for farmland	0	405	405	405	405
Fund for second-level contracting - fiscal effects	0	23	116	72	74
Cultural initiatives	0	0	1	1	4
VAT for receivables not collected in bankruptcy proceedings	0	0	340	340	340
Increase in depreciation of tangible fixed assets	0	170	943	1,258	967
Measures to streamline expenditure - fiscal and social-security effects	0	176	381	680	724
Gaming industry initiatives	0	500	500	500	500
Part-time workers in private sector	0	60	120	60	0
Extension of deductions for spending on residential building restructuring and purchase of furnishings	0	121	1,097	969	696
Extension of employer exemption from social contributions for hiring of full-time personnel	0	834	2,094	1,337	101
Minimum tax system	0	186	1,725	1,113	1,127
Reduction of corporate income tax rates	0	0	2,978	3,970	3,970
Reduction of taxation on residential properties (TASI, IMU and IVIE)	0	3,694	3,695	3,694	3,694
Reinstatement of revaluation of purchase values for land and equity investments	0	0	0	0	33
Revaluation of the pensions for the year of 2014 - fiscal effects	0	0	45	0	0
Other	11	212	262	206	366
Higher expenditure	15	9,800	6,765	6,305	6,184
Modernisation and capital improvements: police and fire fighters	0	60	0	0	0
Hiring of teachers and researchers	0	99	145	145	145
Subsidy to provinces and metropolitan cities in ordinary-statute regions	0	495	470	470	470
Extraordinary subsidy to armed forces, police and fire fighters	0	511	0	0	0
International development cooperation	0	120	240	360	360
Tax credit: purchase of capital goods for production facilities	0	617	617	617	617
Tax credit: banking foundations	0	100	100	100	0
Scholastic publishing	0	480	0	0	0
Fund for purchase of local and regional public transport vehicles	0	0	0	0	210
Fund for the underprivileged classes	0	380	0	0	0
National solidarity fund - insurance incentives	0	100	40	0	0
Fund for Non-Deferrable Needs	0	643	865	10	10
Fund for the elderly and disabled	0	150	150	150	150
Fund for ordinary financing of universities (bonus portion)	0	25	30	30	30
Fund for extraordinary defence and public security initiatives	0	245	0	0	0
Fund for the fight against poverty and social exclusion	0	600	1,030	1,054	1,054
Fund for the national emergencies	0	70	80	85	100
Fund for EU sanctions	0	50	100	100	100
National healthcare fund for specialisation in medicine	0	57	86	126	70
Increase in unemployment subsidy (ASDI)	0	220	0	0	0
Initiatives in favour of communities affected by earthquakes on 20 and 29 May 2012	0	280	0	0	0
Initiatives to prevent hydrogeological instability	0	0	25	50	50
Initiatives regarding workers safeguarded from pension reform	0	213	387	436	358
Cultural initiatives	0	509	164	171	208
Waste management initiatives	0	100	150	50	0
Measures for supporting the seriously disabled	0	90	90	90	90
Women’s option: experimentation for early pension	0	160	405	757	623
Balanced budget for local entities	0	676	10	10	0
Enhancement of IT systems to fight terrorism	0	150	0	0	0
Extraordinary urban renewal programme	0	500	0	0	0
Refinancing of exceptional social safety nets	0	150	0	0	0
Contract renewal for State sector personnel	0	300	300	300	300
Revaluation of pensions for the year of 2014	0	230	0	0	0
Other	15	1,421	1,282	1,194	1,239
IMPACT ON NET BORROWING	0	-17,624	-19,136	-16,109	-13,769

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A new fund has been set up to ensure the implementation of a national plan to fight poverty and social exclusion, with an appropriation of €600 million in 2016 approximately €1.0 billion for 2017, and €1.1 billion for 2018 and 2019. The new fund’s resources have been used in 2016 for increasing the fund for the underprivileged classes (€380 million) and refinancing the unemployment subsidy (ASDI) (€220 million). As of 2017, the new fund’s resources will be earmarked for financing future initiatives to restructure the regulations governing allowances, indemnities, income supplements and other assistance-related payments. In the 2016–2019 period, additional resources will go to the financing of measures to support the seriously disabled who have no family assistance (€90 million per year) and increasing the fund for the elderly and disabled (€150 million per year).
Social-welfare initiatives include additional ‘safeguards’ for individuals who have not yet satisfied the requirements for retirement25; these additional provisions are to be financed through the economies achieved with respect to the safeguards already in place. The ‘women’s option’, an experiment for the retirement of women who have made 35 years of contributions, are at least aged 57 years, 3 months, and are for employed full time (58 years, 3 months for the self-employed), is to be extended to women who meet the age and contributions requisites as of 31 December 2015, regardless of the date when their pension goes into effect. The incremental expenditure in relation to this measure, net of the fiscal effects, is equal to €160 million in 2016, €405 million in 2017, €702 million in 2018, and €593 million in 2019.
The provisions regarding education and research include a plan for the hiring of young researchers and university professors, and increasing the bonus portion of the Fund for the Ordinary Financing of Universities. The 2016 Stability Law also finances the renewal of employments contracts for the 2016-2018 three-year period for State sector personnel, which involves incremental expenditure of approximately €155 million per year, net of fiscal and social-security effects.
Additional resources are addressed to the enhancement and promotion of culture, for a total amount, net of fiscal and social-security effects, of €509 million in 2016, €155 million in 2017, €163 million in 2018, and €201 million in 2019. As part of these measures, teens celebrating their eighteenth birthday in 2016 will be eligible for a €500 electronic card to be used for theatre and film events, or for entry at museums, exhibits and cultural event (€290 million in 2016); in addition, individuals may opt to donate the 2 per 1,000 of their personal income taxes to cultural associations (€110 million in 2016).
In view of the international terrorist events in November 2015, the Stability Law appropriates new resources for 2016 for the purpose of reinforcing public security and national defence (€245 million) and intensifying activities to fight and to prevent information technology crime (€150 million). An extraordinary annual subsidy equal to €960 will be paid in 2016 to the non-executive personnel of police corps, the armed forces and the national corps of fire fighters (approximately €511 million in 2016).
Given the new target for the public finance balance that replaces the previous rules of the Domestic Stability Pact, local entities will be granted greater financial leeway for investment expenditure (€676 million in 2016 and 10 million

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25 Stability Law No. 214/2011.

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in each of the years of 2017 and 2018).  The provinces and metropolitan cities of ordinary-statute regions have been allocated a subsidy for the financing of the expenditure related to areas responsible for road conditions and school construction (€495 million in 2016 and 470 million in each of the years of 2017-2019). In addition, it is expected that local entities’ spending for school building projects (for up to €480 million in 2016) will not be counted for the purpose of the new target for the public finance balance. Some €500 million of resources are also expected to be used in 2016 for financing the start-up of an extraordinary programme covering urban renewal and the securing of suburban areas of cities.
Additional resources are allocated to the Fund for Non-Deferrable Needs (with a net increase of approximately €610 million in 2016 and €854 million in 2017), the support of international cooperation for development (€120 million in 2016, €240 million in 2017 and 360 million in the years of 2018 and 2019), national emergencies (€70 million in 2016, €80 million in 2017, €85 million in 2018, and €100 million in 2019) and continuation of a waste-management operation (€100 million in 2016, €150 million in 2017, and €50 million in 2018).
The resources found amount to approximately €16.8 billion in 2016, €15.4 billion in 2017, €17.0 billion in 2018, and €17.1 billion in 2019.
On the revenue side, the additional resources come from the extension of the programme for the voluntary disclosure of capital held abroad (€2.0 billion in 2016 alone), which is backed by a safeguard clause. Measures referring to the gaming industry are expected to produce net resources of approximately €1.3 billion in 2016 and approximately €0.8 billion in each of the years of the 2017-2019 period. These measures include an increase in the lump-sum tax withheld (PREU) for gaming and entertainment devices, the revision of public-tender procedures for assignment of concessions for sports and non-sports betting, bingo and online games, and the amendment of the single tax for various types of fixed betting other than horse racing, introducing taxation on the difference between the sums played and the amounts won26.
The provisions related to the recalculation of the purchase value of land and equity investments have been extended to 2016, with a consequent increase in tax revenue of €260 million in 2016 and €130 million in 2017 and in 2018. The fund covering relief for social contributions with reference to second-level contracting has been reduced, with net social contributions revenue accordingly rising by €321 million in 2016, €210 million in 2017, €249 million in 2018, and €270 million in 2019. Amendments have been made to tax and social-contributions incentives and farm aid, which have a net effect of increasing tax revenue by €33 million in 2016, €114 million in 2017, €71 million in 2018, and €63 million in 2019. The measures with reference to banks and financial institutions are altogether neutral with respect to tax revenue, and include: the full deductibility, as of 2018 of interest expense as for the purpose of computing the income tax base for corporate income taxes and regional tax on productive activity; and the introduction, for the account of such taxpayers, of an additional corporate income tax of 3.5 percent.

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26 At the same time, the provision that required concessionaires of gaming and entertainment devices to pay agios and fees to the State has been repealed (with revenue loss of €0.5 billion in each of the years considered).

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A significant amount of financial coverage of lower revenue and/or higher expenditure comes from the measures to streamline public expenditure27, which, net of the fiscal and social-security effects, amount to savings of approximately €7.2 billion in 2016, €8.2 billion in 2017, €10.0 billion in 2018, and approximately €10.2 billion in 2019. These are savings achieved at all levels of government, and are derived from: i) changes in spending mechanisms and the organisational structure of the administrations; ii) increased efficiency in public procurement of goods and services; and iii) the abandonment of initiatives considered obsolete, when the related appropriations are not reused for the financing of initiatives for a same sector. In some cases, these initiatives have had their budget appropriations reduced, in order to favour a process of streamlining spending within the public administrations28.
Additional financial coverage of the use of resources is seen on the expenditure side, through the reduction and modulation of the Cohesion and Development Fund (€1.0 billion in 2016, approximately €0.4 billion in 2017 and in 2018, and €1.1 billion in 2019), the utilisation of EU resources, the national co-financing of the ERDF 2014-2020 (€250 million in each of the years considered) and the elimination of the tax credit on heavily polluting diesel-powered heavy transport vehicles  (€160 million in each of the years of 2016-2019).

Reform of Cooperative Credit Banks, securitisation guarantee, crisis procedures

Decree-Law No. 18 of 2016 provides urgent measures for the reform of the Cooperative Credit Banks (CCB) and other provisions for the credit sector, with no effects on the public finance balances.
The reform of the CCB is part of a broader based restructuring of the Italian banking system that was initiated with the reform of the Cooperative Banks approved at the start of 2015. The recent reform measures are aimed at improving the quality of the CCB governance, by simplifying the internal organisation and reducing the exposure of these banking institutions to local economic shocks, granting the institutions the possibility of obtaining capital from outside of the cooperative realm in the event of funding tensions.
The decree ratifies the agreement reached with the European Commission about the format for a guarantee to facilitate the banks’ sale of non-performing loans. In accordance with such objective, a special fund within the State budget has been established, with resources of €100 million for the year of 2016 and the simultaneous reduction has been made to the Fund for State Guarantees.
The decree also stipulates the irrelevance (for tax purposes) of voluntary contributions received by entities subject to crisis proceedings (approximately €18 million as from 2018), with the funds covered by a corresponding reduction of the

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27 Some of the measures (those related to the reduction of the fund for the reduction of the fiscal pressure, and those reflecting fiscal effects of the measures referring to public sector employment and the indexing of the pensions) have been booked as part of revenue in the consolidated general government account. The former have been booked as such since the amounts are used for the subsequent financing of measures to reduce fiscal pressure; the latter constitute the impact of spending cuts on tax and social-contributions revenues.
28 For additional detail, see Section V.2 ‘Spending review’.

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Fund for Structural Economic-Policy Initiatives. Additional measures to favour the recovery of lending include changes to the tax treatment of property transfers resulting from court-ordered sales (€220 million in 2016 only), with the coverage thereof insured through the additional revenue expected from the voluntary disclosure of capital held abroad. Finally, the decree contains rules for collective funds management.

TABLE V.10: IMPACT OF DECREE-LAW NO. 18 /2016 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	0	220	0	18	18
Higher revenue	0	220	0	0	0
Voluntary disclosure	0	220	0	0	0
Lower expenditure	0	0	0	18	18
USE OF RESOURCES	0	220	0	18	18
Lower revenue	0	220	0	18	18
Reduction of registration tax on the court-ordered transfer of properties or real rights to real properties	0	220	0	0	0
Other	0	0	0	18	18
Higher expenditure	0	0	0	0	0
IMPACT ON NET BORROWING	0	0	0	0	0

FOCUS
Measures to fight tax evasion

During 2015, the activity to recover taxes evaded resulted in collections of €14.9 billion. This extremely positive outcome reflects an increase of 4.9 percent over 2014, which, in turn, represented a peak over a 10-year period. The trend of collections derived from activity to fight tax evasion has shown record results in recent years: more than €42 billion of higher tax revenue was collected in the 2013-2015 three-year period; approximately €78.5 billion since 2010 (see Figure R.1); an increase of the 240 percent with respect to the recovery of 2006 (€4.4 billion), the year when the measurement based on collections was inaugurated.

In recent years, the government's action to fight tax evasion has been increasingly aimed at pursuing the objectives of equity and efficiency, both at the level of recovering tax revenue (the ‘direct’ effect of the activity to fight tax evasion), and at the level of improving taxpayers’ spontaneous compliance (the ‘indirect’ effect).

With regard to the latter effect, the notices sent to taxpayers soliciting spontaneous compliance with reduced sanctions and in a brief time window29 have generated spontaneous payment of €250 million. A significant improvement in tax compliance has been achieved as a result of a new relationship between taxpayers and the tax authorities, which is based on trust and transparency, and greater usage of databanks.

In order to establish a direct link between the results of the fight against evasion and the reduction of fiscal pressure, Legislative Decree No. 160/2015 (part of the implementation of a fiscal enabling act) has provided that incremental revenue coming from the activity to fight tax and social-contributions evasion, and from the improvement in tax compliance, must be allocated (net of the revenue to maintain budget equilibrium and the reduction of the debt-to-GDP ratio) to the Fund for the Reduction of Fiscal Pressure. In addition, as part of budgeting procedures, the government will be required to prepare an annual report containing the results achieved with regard to measures to fight tax and social-contributions

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29 In cases in which the tax authorities have detected anomalies or inconsistencies in the preparation of tax returns, errors or omissions.

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evasion, and whre possible, the recovery of tax revenue attributable to the greater taxpayer compliance.

The strategies adopted by the government to provide incentives for spontaneous compliance are part of a revised and collaboration-based relationship between taxpayers and the tax authorities.

FIGURE R.1: RESULTS OF THE FIGHT AGAINST TAX EVASION: TAX DUE TO THE TREASURY AND NON- TREASURY TAX REVENUE (in € mn)

Source: Revenue Agency (Agenzia delle Entrate).

In particular, the government’s overall strategy aims to pair effective ex ante prevention with ex post control and repression measures, through legislative, procedural and organisational actions capable of obstructing, in a focused manner, the actual mechanisms of evasion. From an operational perspective, this strategy focuses, on the one hand, on the use of innovative methods for evaluating the degree of risk represented by taxpayer behaviour, acting in advance of the commission of the evasion, rather than reacting after it has occurred; on the other hand, on the cooperation of the taxpayer who wishes to comply, thereby reducing the cost of the taxpayer’s compliance. It is thus crucial to have adequate databases and advanced technologies that allow for using and cross-checking of data so as to identify taxpayer traits that may indicate a propensity toward non-compliance.

Part of this strategy is the ‘cooperative compliance’ programme that the tax authorities have used as the basis for a new enhanced relationship with ‘large taxpayers’ and the monitoring of tax risk, using an approach already adopted by various European countries on a basis consistent with the OECD’s recommendations in 2008.  Through this enhanced relationship, large taxpayers are given incentives for supplying spontaneous, complete and timely information, and for behaving in a transparent manner, against the tax authorities’ commitment to make tax compliance easier. Cooperative compliance recognises the capacity of the businesses to manage tax risk through their own internal control system, makes the framework more favourable for private investments, and encourages prevention and the resolution of tax disputes.

Preventive agreements have a similar function. Through these agreements, the tax authorities aim to prevent tax avoidance on the part of the businesses with an international structure and from the standpoint of protecting against fiscal risks. The agreements not only have the purpose of regulating in advance the tax treatment of various international transactions, but they also reward businesses that increase the value of the country’s

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intangible assets. The preventive agreement has also been extended to cover tax benefits associated with income earned on the use of intangible assets (the so-called ‘patent box’), including trademarks and products of innovation within the Italian system so as to incent investments in research and development.

Given the important efforts of the Agenzia delle Entrate and the financial administration overall, the government has intervened with various legislative measures aimed at stimulating the simplification of compliance with tax obligations, and favouring the spontaneous reporting of amounts subject to taxation. In particular, pre-compiled tax returns have been introduced for full-time workers and pensioners, who can view and download the return containing data input by the Revenue Agency30.  As of 31 March 2015, all suppliers to the public administration were required to start invoicing electronically31. Electronic invoicing has been encouraged through fiscal incentives and significant bureaucratic simplification in the relationships between businesses.

In addition, several preliminary assessments seem to confirm the effectiveness of the measures recently introduced to fight tax evasion. In particular, the 2015 Stability Law introduced: i) the application of a split-payment mechanism for purchases by the public administration32; ii) the extension of the reverse charge to: cleaning, demolition, plant installation and building services (no longer limited to relationships between a contractor and sub-contractor)33; the transfer of greenhouse gas emissions quotas; transfers of other units that may be used by operators, and certificates related to gas and electricity; and the sale of gas and electricity to a taxable dealer34. In 2015, the VAT on transactions carried out in Italy was increased, partly due to the slight recovery of consumption, but also due to the introduction of these measures (that contributed to a net increase of tax revenue in the amount of approximately €3 billion). Another tool used in fighting tax evasion is the simplified sector study, which has been identified as one of the fiscal-policy priorities outlined by the Ministry of the Economy and Finance for the 2016-2018 three-year period.

The government’s commitment to fight evasion also has an international bent. In an increasingly global economy, effective action to fight international tax avoidance cannot be limited to domestic measures, but must inevitably involve coordinated solutions. This makes it necessary to proceed in the direction of an international tax system based on common standards to be applied uniformly.

At the international level, Italy has been a promoter of all international treaties about the automatic exchange of information for tax purposes. Italy has also signed numerous bilateral treaties, mostly with administrations traditionally perceived as non-cooperative. Italy is one of the biggest proponents of the Base Erosion and Profit Shifting (BEPS) Project promoted by the G20 and developed by the OECD in order to prevent tax avoidance by multinational businesses. Once implemented, the BEPS will ensure greater consistency between national tax systems, more transparency and growing correspondence between taxation, the location in which business activity is actually carried out, and the related profits.

Added to this is the success of Italy’s Voluntary Disclosure Programme, which has involved the participation of almost 130,000 taxpayers. The incremental revenue expected as a result of the introduction of the programme amounts to approximately €3.8 billion, net of the interest, against a reported total taxable base of almost €60 billion.

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30 The 2016 pre-compiled tax return increases the set of data that the taxpayer can agree to in order to be excluded from a tax audit.
31 The public administration’s invoicing system has involved 23,000 administrations and 600,000 suppliers and handled 28 million invoices in the first 20 months since its introduction.
32 Article 1, c. 629, Letter b), of Law No. 190/2014.
33 Article 1, Paragraph 629, Letter a), Numbers 1) and 2) of Law No. 190/2014.
34 Article 1, Paragraph 629, Letter a), Number 3) of Law No. 190/2014.

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FOCUS
Public Development Aid (PDA)

According to preliminary estimates, PDA for 2015 amounted to 0.21 percent of gross national income; this would represent an increase of 0.02 percent with respect to the final figure for 2014 (0.19 percent). For 2016, the ratio of PDA to gross national income should grow further.

The figures confirm the government’s determination to pursue Italy's gradual realignment to the international standards for cooperation in development (OECD average), as provided by Article 30 of Law No. 125 of 2014 (Reform of cooperation in development). Furthermore, the 2016 Stability Law has provided for significant increases in the resources earmarked for cooperation in development.

For the 2017-2019 three-year period, the government’s commitment will entail the pursuit of the following expenditure targets: 0.25 percent of gross national income in 2017, 0.26 percent in 2018 and 0.28 percent in 2019. The aforementioned realignment – that will obviously be impacted by the expenditure to cover assistance to refugees (which can be booked as PDA) – will hopefully allow for achieving the target of the 0.30 percent of the gross national income by 2020.  As a whole, the European Union aims to reach the target of 0.7 percent by 2030 (the time horizon set by the New Sustainable Development Goals, adopted the United Nations summit held in New York in September 2015).

Italy’s achievement of its objective entails not only the measures included in the 2016 Stability Law for the period covered by the same, but also the need for additional, steady increases in annual appropriations, with the simultaneous pursuit of the requalification and streamlining of the expenditure already initiated.

V.2 SPENDING REVIEW

Measures adopted

In recent years, the spending review activity has represented a critical part of budget strategy. This approach is aimed at improving control over public expenditure, and allowing more efficient and effective allocation of public resources, discarding the notion that spending needs to be regularly increased.
The initiatives adopted have contributed to gradually lowering the rate of growth of primary expenditure of the public administrations. Net of expenditure for social benefits (which reflects cyclical phases of the economy and factors linked to the ageing of the population), primary current expenditure had an average annual change that was close to zero or negative during the 2009-2015 period; this compares with growth of approximately 3.0 percent per year in the 2006-2009 period. Such expenditure aggregate is forecast to remain virtually stable in the next three-year period (Figure V.1), thus falling gradually in real terms and as a percentage of GDP. Italy has also outperformed other European countries in this regard: in the 2009-2015 period, Italy’s expenditure, net of the interest, rose by approximately 6 percent in relation to 2009 expenditure; this figure compares with 8 percent for the Euro Area and 13-14 percent for France and Germany (Figure V.2).

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FIGURE V.1 – ITALY’S PRIMARY CURRENT EXPENDITURE, NET OF SOCIAL BENEFITS, 1998-2019 (% change per year)

Source: ISTAT general government account, 1998-2015 (to 1 March 2016); scenario at unchanged legislation for 2016-2019.

FIGURE V.2. PRIMARY CURRENT EXPENDITURE WITH AND WITHOUT SOCIAL BENEFITS (% cumulative change, 2009-2015)

Source: European Commission, AMECO data, February 2016. For Italy, ISTAT general government account, updated as of 1 March 2016.

The measures to contain expenditure adopted in recent years have been concentrated on public sector personnel and intermediate consumption. Starting in 2010 and through the end of 2013 (the period when fiscal consolidation was increasingly urgent), measures were enacted to ensure both rapid containment of the expenditure, and the reduction of expenditure in structural terms. The key initiatives regarding expenditure for personnel regarded both the size of the public sector work force and employee compensation. More specifically:
•	the already existing limits on turnover were confirmed and reinforced;

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•	the ratio between the number of teachers and the number of students was decreased, with consequent reductions of the teaching personnel (as initiated by Decree-Law No. 112/2008);
•	the public administration work force was reduced (as initiated by Decree-Law No. 95/2012);
•	national collective bargaining was frozen as from 2010 (and until the Constitutional Court’s Ruling No. 178/2015);
•	career advancement and promotions of personnel from 2011 to 2014 were made effective only from a legal standpoint;
•	the reductions provided with respect to funds for supplemental contracting were made permanent based on the reduction of the personnel in service;
•	ceilings were set with respect to the highest salary levels.

With respect to intermediate consumption, the measures have concentrated on streamlining expenditure for goods and services through:

•	centralisation and enhanced governance of public procurement in order to hold down the unit price of purchases;
•	enhancement of spending limits for specific categories of goods, such as automobiles, information technology, and so forth;
•	adoption of spending limits with respect to mandates for consulting, analysis, research and so forth;
•
containment of the trend of the various components of healthcare expenditure, such as spending on pharmaceuticals, outlays for services regarding tenders and supplies of goods and services, and the modulation of spending limits for the purchase of medical devices.

In some cases, these measures have been accompanied by the setting of savings targets, with the ministries selectively identifying the reductions to be made, typically with respect to the portion of expenditure (such as intermediate consumption) that they directly control.
As from 2014, the spending review has also been focused on promoting an overall reallocation of public resources, aiming at identifying fiscal margins i) to favour economic growth through reducing the tax burden on individuals and businesses, and ii) to allow for requalification of the education system, including through addressing the issue of personnel lacking job security (so-called ‘precariat workers’) with the ‘The Good School Programme’ reform.
As a result of these initiatives, the expenditure for employee compensation fell by approximately €10 billion between 2009 and 2015, while the number of public sector workers decreased by 110,000 during the same period. According to the forecasts at unchanged legislation, expenditure for personnel remains stable between 2015 and 2019, notwithstanding the additional resources provided by ‘The Good School Programme’. Expenditure for intermediate consumption (net of the agios, which have been booked to this account since 2013) had an average annual growth rate of 0.04 percent during the 2009-2015 period, compared with 3.9 percent for the 2006-2009 period.

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In 2014 and 2015, the legislative measures regarding personnel and limits on certain types of expenditure were continued and reinforced. In terms of methodology, extraordinary commissions provided the administrations with tools for achieving savings on the unit prices goods and services purchased, through the aggregation of demand and consequent economies of scale. In addition to new obligations and rights of recourse to the public central purchasing body, CONSIP, the number of central purchasing entities has been largely limited to a set of highly professional aggregating entities35 and enhancements have been made to the governance of the programme to streamline purchasing under coordination of the Ministry of the Economy and Finance, as part of the technical working group dedicated to ‘aggregating entities’.
In more general terms, the Ministry of the Economy and Finance has involved the spending administrations in the start-up of a detailed analysis (at the level of the individual budget items) in order to examine the means with which public administration services are supplied and to identify the initiatives that are basically not effective. The consequent budget reductions (which have regarded not only intermediate consumption, but also transfers to other public administrations and other categories of expenditure) also reflect the abandonment of obsolete activities, and the revision of appropriations in areas where they have proven over-abundant or in which there are delays in the implementation of initiatives.
Altogether, since 2014, the savings associated with the initiatives to streamline spending amount, in terms of net borrowing, to approximately €3.6 billion in 2014, €18 billion in 2015, €25 billion in 2016, €27.6 billion in 2017 and approximately €28.7 billion in 2018, and regard all levels of government (Table V.11).

TABLE V.11 - MEASURES TO STREAMLINE EXPENDITURE (contribution to net borrowing – in € mn)
Legislative measures	2014	2015	2016	2017	2018
Decree-Law No. 4/2014	488	773	565	565	565
Decree-Law No. 66/2014	3,120	2,972	2,800	2,727	503
Decree-Law No. 90/2014	0	75	113	123	153
2015 Stability Law	0	12,159	13,001	14,154	15,814
2015 Stability Law, revision at unchanged policies	0	2,024	1,375	1,921	1,668
2016 Stability Law	0	0	7,176	8,155	9,976
Total	3,608	18,003	25,030	27,645	28,678
Note: The savings are quantified net of fiscal and social-security effects, and, in the case of the regions and local entities, are indicated prior to their usage as part of the easing of the restrictions of the Domestic Stability Pact or from the changeover to new public finance target balance (as from 2016). It is noted that the legislative measures indicated have provided for spending cuts that exceed the amounts outlined in the spending review. The table presents only those amounts that refer to measures for streamlining expenditure and to make expenditure more efficient. In addition, some measures are booked as part of revenue in the general government account.
Due to rounding, the totals may not correspond to the sum of the components.
Source: State General Accounting Department analyses and estimates using data included in the summaries of the financial effects of the legislation.

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35 There are currently around 30 aggregating entities, and this compares with more than 33,000 purchasing centres previously.

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In line with the actions already undertaken in the previous years, the 2016 Stability Law contains measures attributable to the spending review, which are quantified at approximately €7.2 billion in 2016, approximately €8.2 billion in 2017, and approximately €10 billion in 2018. The most significant savings are represented by cuts in the appropriations to the ministries, the contribution of territorial autonomies, and the provisions to streamline the purchasing of goods and services, which affect the central government, the regions, the non-territorial public entities, and the social security funds (Table V.12).

TABLE V.12 - 2016 STABILITY LAW - MEASURES TO STREAMLINE EXPENDITURE (contribution to net borrowing – in € mn)
Measures	2016	2017	2018
Ministries	2,688	2,082	2,351
Regions: balanced budget	1,850	1,022	660
Regions and autonomous provinces (including enhancements to centralised purchasing and healthcare sector)	0	3,980	5,480
Redetermination of standard national healthcare funding requirement	1,783	0	0
Measures related to the indexing of the pensions	0	335	747
Enhancements to centralised purchasing (excluding regions)	216	217	217
Measures related to public sector employment	59	117	200
Other	579	402	320
Total	7,176	8,155	9,976
Note: Due to rounding, the totals may not correspond to the sum of the components.
Source: State General Accounting Department analyses and estimates using data included in the summaries of the financial effects of the legislation.

The savings projected for the State are largely based on selective initiatives to cut the expenditure of the ministries for approximately €2.7 billion in 2016, €2.1 billion in 2017, and €2.3 billion in 2018 (which, in terms of reduction of the appropriations available, amount to approximately €3.3 billion in 2016, €2.4 billion in 2017, and €1.8 billion in 2018). The most important provisions refer to savings arising from the processes to streamline and contain central government expenditure, in relation to the implementation of the public finance measures adopted in previous years; such savings can be quantified only with the definitive balances. In order to ensure their tracking, these savings flow into the Fund for the Reduction of Fiscal Pressure36, which, when zeroed out, will lead to a total contribution of approximately €0.8 billion in 2016 and approximately €0.4 billion in the years of 2017 and 2018. Other reductions have been achieved through the revision of transfers and subsidies to public and private businesses, including the Italian National Railways (€0.4 billion in 2016), the fund for tax relief to businesses (€35 million in 2016, €41 million in 2017, and €60 million in 2018) and interest subsidies related to the financing made available by the Revolving Fund for Support to Businesses (€55 million in 2016 and 50 million in each of the years thereafter). Cuts have also been made to the compensation paid to authorised tax assistance centres (€40 million in 2016 and €70 million for the years of 2017 and

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36 Article 1, Paragraph 431 of the Stability Law 2014.

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2018) and patronage centres (€15 million per year). Finally, measures have been outlined for: the replanning of resources for healthcare-related construction projects (€0.3 billion in 2016 and €0.6 billion in each of the years of 2017 and 2018); the sale of buildings used by the Ministry of Defence (€0.2 billion in 2016); a decrease (€10 million as from 2016) in the portion of the ‘8 per 1,000’ (taxpayer allocation of personal income tax) appropriated to the State; and a reduction of the sums paid annually to the political parties in relation to the assignment of the ‘2 per 1,000’ of the personal income taxes allocated by taxpayers (€10 million for 2016 and €20 million for the years of 2017 and 2018). The reduction for the Office of the Presidency of the Council of Ministers is €23 million for 2016; €21.7 million for 2017; and €18 million for 2018.
The national social-welfare and public social assistance entities have been charged with cutting current expenditure, excluding that for pensions and assistance, by at least €53 million in the 2016-2018 three-year period.
The provisions already provided for the 2014-2016 three-year period are to be temporarily continued with respect to the revision of the indexing of pension payments that are three times’ greater than the minimum pension, with savings, net of fiscal effects, amounting to approximately €335 million in 2017 and approximately €750 million in 2018.
The standard national healthcare funding requirement has been set at €111 billion for 2016, with a consequent impact of lowering net borrowing by approximately €1.8 billion. One portion of the financing of the national healthcare service (€0.8 billion) is subject the adoption of the new Essential Levels of Care (ELC). With further reference to the healthcare sector, the Stability Law supplies various tools for improving efficiency, including enhancements to the centralised purchasing procedures and the introduction of deficit reduction plans for hospitals (including university hospitals), Scientific Institutes for Research, Hospitalisation and Health Care (IRCCS) and, as from 2017, local healthcare units (ASL).
Turning to the regions, a significant saving is expected from the changeover to the new public finance target balance (approximately €1.8 billion in 2016, approximately €1 billion in 2017 and €660 million in 2018). In addition, the regions and autonomous provinces have been charged with improving their contribution by approximately €4 billion in 2017 and approximately €5.5 billion in 2018 (inclusive of the savings on expenditure to be derived from the use of centralised centres for the purchases of the regions’ goods and services in the amount €480 million in each of the years of 2017 and 2018). The breakdown of this contribution between segments, including healthcare, was approved on 11 February 2016 at the State-Regions Conference, leading to a redetermination of the national healthcare funding requirement amounting to €3.5 billion in 2017 and €5 billion as from 2018. The residual €480 million (related to the streamlining of expenditure for purchases and services) is to be subdivided by 31 January of each year.
With reference to public sector employment, the freeze on turnover has been enhanced for the 2016-2018 period, with 25 percent of the savings coming from terminations (which, net of the fiscal and social-security effects, amount to €23 million in 2016, €81 million in 2017 and €164 million in 2018). In addition, the resources for ancillary employee compensation have been limited and reduced (€36 million per year).

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Enhanced centralised procurement and e-procurement remain important elements of the spending review, as they will allow for efficiency gains in purchasing processes and costs (including the administrative charges related to the execution of purchasing procedures) and greater traceability, transparency and simplification of administrative action. In this regard, the 2016 Stability Law continues in the direction already outlined: the aggregate of entities required to purchase through centralised units has been extended with regard to social services entities and fiscal entities. The use of CONSIP’s procedures and tools has also been extended to maintenance work. Companies owned by the State and by local entities must use the price-quality benchmarks of the overall procurement system. Making purchases without the use of CONSIP’s procedures and tools has been discouraged through the introduction of limits on independent purchases, as based on the price margin achieved (the price must be at least 10 percent less than CONSIP’s price for telephony, and at least 3 percent less for non-network fuels, network fuels, electricity and gas for heating). The regulations also require greater attention to the planning of purchases, and provide indications for the control of IT expenditure. Finally, there is a greater emphasis on the use of the price-quality parameters, with the setting of the ‘essential characteristics’ of goods and services; these characteristics must be used as a reference by the administrations for effecting a comparison for purchases made outside of the CONSIP conventions. Every administration is required to abide by the guidelines, and to make use of the levers and instruments supplied for rationalisation that impact other components of the expenditure, such as quantities purchased, the re-engineering of production processes, and the termination of obsolete projects. The contribution required in terms of lower expenditure is equal to approximately €216 million in 2016, €697 million in 2017, and €698 million in 2018.
The spending review process can also gain further momentum from actions taken by a more efficient and modern public administration (see Focus below).

FOCUS
Public administration: measures to upgrade and to increase efficiency

The actions inaugurated during the current legislature and now in the final stages of implementation with regard to State-owned equity investments, the streamlining of the police forces, public procurement and the personal health record (PHR) are capable of producing significant effects in terms of making the public administration more efficient and more up-to-date. The effects of these actions will be seen over time at the level of the public accounts and with regard to the quality of services delivered.

State-owned equity investments

On the basis of MEF surveys, the public administrations currently have more than 40,000 equity investments in 8,300 companies or other entities. Almost 60 percent of the investee entities are stock companies (about 1,900 joint-stock companies and 2,700 limited liability companies). Following the implementation of the Enabling Act No. 124/2015 for the reform of the public administration, the public administrations holding the equity investments must present restructuring plans for them. More specifically, the implementation decree approved at the start of 2016 provides for a radical contraction of investments in companies that, with respect to their business, size (number of employees less than the number of directors – a situation seen in 500-800 companies), and organisational model, do not meet the requisites for producing a public service that is effective and profitable. In particular, as part of this extraordinary review, the public administrations need to identify the equity investments held that must be sold or streamlined, merged or shut down, including through liquidation or transfer, inasmuch as they are not referable to any of the

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categories provided by applicable legislation or because they do not meet the requisites and conditions for retaining the investment. Savings can also be derived from the limitations set on the number of the members of the corporate governance entities, and from the ceilings set on compensation to directors and employees of the investee companies. Additional savings and efficiency gains can come from the combined effect of the provisions of the aforementioned decree regarding in-house provisioning and the provisions in the Consolidated Act on Local Public Services (which is now being implemented). Both pieces of legislation are based on promoting greater competition in the assignment of service contracts, whose total current volume is €16.5 billion per year.

Reordering of the police forces

As part of the broader process of reorganising the public administration, the legislative decree for the implementation of Law No. 124/2015 provides for the reordering of the police forces. The objective is to tackle various critical aspects of the current organisational structure in order to ensure a better allocation of responsibility and coordination between the various corps, and to optimise spending processes.  Altogether, Italy’s police forces have 311,000 employees. The initiatives will allow for exploiting economies of scale, with associated management of instrumental services and a consequent recovery of efficiency in the medium term, particularly with regard to operating expenses that are projected to exceed €120 million in 2016-2018 the three-year period. The police forces will go from five to four corps, following the elimination of the Forest Rangers (around 7,400 employees, who will mostly be transferred to the national military police, the Carabinieri), with the consequent reallocation of personnel.

Public procurement system

The centralisation of the purchasing of goods and services for the public administration and the streamlining of ICT expenditure are levers that can help generate savings, and are part of the requalification of expenditure. The 2016 Stability Law has addressed these issues by reinforcing the centralisation of purchases and the aggregation of demand through CONSIP and the other aggregating entities. The main measures focus on streamlining the procurements through a single buyer, the centralisation of ‘national’ agreements with suppliers, and the promotion of specific agreements with the individual aggregating entities in order to support the development of the system of aggregation nationwide37. Instead, with regard to ICT expenditure, 2016 Stability Law provides for a programme to streamline ICT purchases at a national level, bringing together all involved parties in an integrated, standardised and structured initiative aimed at increasing efficiency in the planning and public use of ICT and at achieving savings through the reduction of the unit prices for the related goods and services.

Acceleration of the process to produce personal healthcare records

The production of electronic personal healthcare records is to be accelerated through the institution of a national record hub that will get involved in the process, pending the activation of the regional hubs, which are expected to lead to savings of around €300-€600 million when they are fully operational. The key objective of the process is to rapidly ensure optimal interaction between healthcare facilities and individuals, and efficient monitoring of healthcare expenditure.

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37 See additional details in Chapter 3 of the National Reform Programme, and Chapter II of the Intermediate Report.

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Integrating the spending review into the budgeting cycle

The spending review cannot be limited to identifying public budget cuts only.  It must continuously promote the reorganisation of production factors, process innovation in the public administration, the identification of spending programmes entailing limited effectiveness and alternatives to meet new demands of the public and businesses for services, and more in general, the improvement of the quality of public services and initiatives.
In order to develop a continuous and systematic process in which all of the main areas of expenditure are involved, the government presented a proposed legislative decree in February 2016 for the completion of budget reform, with the decree providing for the integration of the spending review in the budgeting cycle (see Chapter VI.1: State budget reform). According to the provisions of current laws and regulations, the start of the financial planning cycle occurs with the presentation of the Economic and Financial Document (EFD) to Parliament by 10 April; the EFD indicates the government’s priorities and the economic/financial compatibility thereof for the public administration. The enabling decree provides that, with decree of the Prime Minister, subject to deliberation by the Council of Ministers and upon the proposal of the Minister of the Economy and Finance, each administration will be given specific spending objectives by the end of May. On a basis consistent with the objectives assigned, central administrations will define their own financial planning by taking into account legislation in effect, efficiency improvements in the use of the resources that can be achieved through administrative procedures, and possible legislative/regulatory proposals aimed at achieving the expected results. These proposals will be evaluated for the purpose of their inclusion in the draft Stability Law and will be discussed by Parliament during the process of approving the budget.
The process envisioned entails significant action in advance with respect to the current system in which the proposals for the draft Stability Law have often been defined around the time of the approval of such law. The decision to act through of a decree of the Prime Minister, subject to deliberation by the Council of Ministers, is also aimed at strengthening the unity among the various participants in the budget process with respect to the decisions about the objectives to be assigned to each ministry, with consequent benefits in terms of the actual sustainability of the objectives and the vesting of responsibility, including political responsibility, with the ministries involved.
With this decision, the main emphasis is on attempting to reverse the order of the planning for the draft Budget Law and Stability Law. In other words, the overall proposal for defining the budget will no longer be the sum of individual proposals or requests of the spending administrations, but it will be developed within the objectives assigned to those administrations, which represent the boundaries of the planning. The necessity of evaluating (both simultaneously and in alternative terms) the financing of ‘historical’ activities and new spending proposals should facilitate the comparison between the respective effects and favour the reallocation of the resources among initiatives and activities in relation to their effectiveness.
In order to increase the focus on achievement of the projected results (from both a financial perspective and with regard to the outcomes of administrative

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action), the most important initiatives (possibly amended by Parliament with respect to the original proposals) will be the subject of specific three-year monitoring accords between the Ministry of the Economy and Finance and each spending ministry. The monitoring will regard the verification of the status of implementation of the administrative and legislative measures provided, and, where pertinent, the verification of the achievement of the quantity and quality of the goods and services produced.
The accords will need to be finalised by 1 March of each year, and thereafter, they will be the subject of periodic meetings between the administrations, for the purpose of monitoring the extent to which the results provided have been achieved, and for the timely identification of any criticalities that might necessitate corrective and/or supplemental measures to the original legislation. For this purpose, a report on the status of the implementation of the agreements is to be supplied in July to the Minister of the Economy and Finance and the President of the Council of Ministers, including for the purpose of providing information useful for subsequent planning and/or the revision of current planning.
The spending review for local entities is done with reference to the tools identified by the standard costs system and standard requirements38, which serve as the parameters to be used as the basis of the financing of fundamental expenditure for municipalities, metropolitan cities, and provinces, so as to ensure that the historical spending criterion is gradually and finally superseded. The process already initiated has been rounded out through the creation of a technical commission at the Ministry of the Economy and Finance for the purpose of simplifying procedures for the approval of the methodological notes and standard requirements, previously handled by the joint technical commission for the implementation of the fiscal federalism.
Finally, with reference to tax expenditures, the implementation of the fiscal enabling act has provided for the preparation of an annual planning report for recognition of the tax incentives in effect. This report will serve as the basis for an autumn evaluation of the initiatives aimed at reducing, eliminating or reforming tax expenditure, which are to be made operative as part of the budget. This recognition will be essential in order to ensure the implementation of the changes introduced with the revision of the annual budgeting process.

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38 The standard requirements were introduced by Legislative Decree No. 216 OF 26 November 2010, enacted as part of the implementation of the enabling act on fiscal federalism provided by Law No. 42 of 2009. The method for determining the requirements is technically complex, with the decree defining a series of elements to be used and leaving its implementation up to the Società per Gli Studi di Settore, now known as Soluzioni per Il Sistema Economico – SO.S.E. S.p.A.

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VI.1 STATE BUDGET REFORM

In recent years, Italy has adopted a series of regulatory measures to improve the rules and procedures that govern fiscal conduct and budget policy. Prepared on a basis consistent with developments in European laws and regulations, such measures allow for getting past some critical issues at a national level and completing the cycle of reform initiated with the revision of the Public Finance and Accounting Law of 20091.
Italy’s Constitutional Law No. 1 of 2012 ratified a general principle providing that all of the public administrations must ensure a balanced budget between revenue and expenditure and the sustainability of the debt. At a later date, Law No. 243 of 2012 was enacted and provided for: i) the implementation of the principle of a balanced budget in structural terms, consistent with a similar provision within European law, and ii) the obligation for the public administrations to ensure ‘at least’ the achievement of the Medium Term Objective, or in any event, the respect of the planned path toward achievement of such objective.
In 2016, the government has presented drafts of legislative decrees2 for completing the revision of the State budget’s structure and enhancing the function of the cash budget, in accordance with the guiding principles and criteria contained in Articles No. 40 and No. 42, respectively, of the Public Finance and Accounting Law.
The measures outlined with the legislation for the completion of the budget reform are aimed at: making the budget more significant and easier to interpret; improving the quality of revenue and expenditure data; enhancing the financial planning process and the role of the budget in allocating resources, including by making the spending-review process an integral part of the budget cycle; improving monitoring with respect to the achievement of pre-set targets; and simplifying procedures for provisions to change the budget during the year, so as allow for more timely availability of resources, for the purpose of the proper management thereof.
In relation to these objectives, the decree for the completion of budget reform provides for:
a)	streamlining parliamentary voting units (State budget ‘programmes’);
b)	introducing ‘actions’, such as further definition of the programmes, in order to make it easier to understand the activities carried out, the underlying policies, and the services delivered;

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1 Law No. 196 of 31 December 2009.
2 Government acts No. 264 and No. 265.

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c)	adopting an integrated accounts plan and, for reporting purposes, an integrated income-capital accounting system;
d)	gradually eliminating accounting systems operational at the State Treasury, and revising the Treasury’s summary account;
e)
revising the budget cycle, with a stricter top-down approach with respect to the current system, and the assignment of spending targets by ministry at the start of the year to serve as the limits within which the financial planning and the definition of proposed budget measures will take place;

f)
enhancing the monitoring of the public finance measures adopted, through the definition of accords between the Ministry of the Economy and Finance and the other ministries, and the integration of a continuous and systematic activity of analysis and assessment of expenditure as part of the budget cycle so as to provide information for assessing possible options in relation to the resources needed for public action, the implementation of the proposed measures, and the results expected from such measures;

g)	granting more flexibility, both during the forecasting and operational phases, and streamlining the related administrative procedures;
h)	booking resources (special purpose revenue) to the budget on 1 January, instead of assigning them to the ministries during the year (as done currently).

The main objectives of the legislative decree for enhancing the role of the cash budget regard: i) giving a greater emphasis to the role of cash forecasts, thereby creating a more direct link between parliamentary decisions about resource allocation in the budget and the point when such decisions impact the economic system through actual disbursement of the resources; ii) more detailed planning of cash flows, with consequent improvement of the management of the borrowing requirement, and the repercussions on the trend of the public debt; and iii) the revision and streamlining, including in quantitative terms, of the issue of residual amounts in the budget.
The decree regarding the cash budget provides for:
a)
revising the concept of a spending commitment, getting it closer to the payment phase (in relation to the year in which the obligation assumed becomes payable) and adopting measures to improve the representation of the operational results at the level of revenue;

b)
the mandatory preparation of a payment schedule by the managers heading budget programmes, at the time of the drafting of the forecast budget (with a consequent greater emphasis on the planning role of cash budget, and more timely payments);

c)
revising the criteria for the budget carry-forward of residual liabilities from previous periods, including through their reconfiguration and assignment to future years, in relation to the forecast of the actual use of the resources;

d)	amending the terms for the budget carry-forward of liquidity and residual liabilities concerning certain types of expenditure (for which very detailed procedures have been provided);
e)
the publication, in a special exhibit to the State general account, of a reconcilement between the State budget and State Treasury, so as to supply (in special tables) quantitative information about the Treasury’s

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intermediation with respect to the budgeted sums disbursed, and thus, on the actual delivery of resources to the final recipients;
f)	the possibility of renegotiating sums not committed at year end related to long-term spending authorisations and other capital expenditure in relation to the financial forecasts of payments.

In some cases, these measures entail changes and upgrades to information processes and systems involving various areas of government. In other cases, the measures impact the entire budget structure, with significant repercussions on resource management in the fiscal year at the level of the central government and its information systems. A period of gradual application has been provided for some of the proposed changes, including through experimentation that will involve all of the areas impacted.

The legislative decrees have been outlined against a backdrop that is still changing. Additional measures will need to be defined for the implementation of Law No. 243 of 2012, in relation to State budget equilibrium and the consolidation of the legislative bills for the Budget and Stability Law, and for certain changes that the government has proposed to revise such law, for the part related to the governance of the regions, provinces and municipalities.
With regard to the first aspect, Law No. 243 of 2012 provided for consolidating the draft Budget and Stability Law with the objective of defining the budget at year end and deciding on resource allocation by focusing on the total amount of public resources in relation to the purposes for which they are used (instead of only marginal variations made every year with the Stability Law).
In any event, in order to distinguish the resources coming from the application of existing laws and regulations from those appropriated with the new measures, the law provides that the draft Budget Law is to be divided into two sections: the first contains the measures with reference to the public finance targets under the policy scenario indicated in the Economic and Financial Document (EFD); the second section illustrates the revenue and expenditure forecasts, expressed on an accruals basis and cash basis, as computed on the basis of unchanged legislation.
For the application of the balanced budget principle to the regions and local entities, the government has recently approved a legislative bill to amend Law No. 243 of 24 December 2012, with the aim of bringing the public finance restrictions on territorial entities in line with the reform of the territorial accounting, including through procedural simplifications. In particular, the new provisions will substitute the four budget balances of reference for the regions and local entities, that were initially set with Law No. 243 of 2012, and the new balance of reference is a single non-negative balance on an accruals basis between final revenue and final expenditure, for both the forecast and the definitive final accounts. The new provisions also govern borrowing transactions and the use of prior-year surpluses for investment transactions. Finally, the contribution of the regions, municipalities, provinces, metropolitan cities and the autonomous provinces of Trento and Bolzano, to the sustainability of general government debt is delegated to State law, and is based on payments to the Fund for the Amortisation of Government Securities, taking into account the trend of the economic cycle.

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VI.2 FISCAL RULES FOR LOCAL GOVERNMENT

Balanced budget rule

The Domestic Stability Pact (DSP) has represented the main basis for the coordination of local finance in Italy for approximately 16 years. Since its introduction in 1999, the pact has defined the contribution of the regions, provinces, and municipalities to the achievement of the net borrowing target pursued at a national level in respect of the Stability and Growth Pact. The protocol regarding the excessive deficit procedure, which is an exhibit to the Maastricht Treaty, requires EU Member States to ensure that national budgeting procedures would allow the Member States to respect the obligations arising from the treaty. Since its introduction, the DSP has thus had the purpose of containing local government borrowing.
The DSP rules have been significantly revised over time. Such changes have regarded the definition of the constraints to be respected, which were initially expressed as financial balances, then as ceilings on expenditure, and then again on an approach based on balances. The 2015 Stability Law moved ahead (from 2016 to 2015) the applicability of the balanced budget rule to the regions, while it retained the prevailing DSP rules for the local entities (provinces, municipalities and metropolitan cities with a population of more than 1,000), with some changes that allowed for obtaining positive results in terms of increasing investment and reducing current expenditure.
More specifically, in 2015, with the full adoption of a harmonised accounting system3 and the introduction of the Fund for Doubtful Receivables as one of the items for checking compliance with the DSP on the part of municipalities, provinces and metropolitan cities, expenditure on personnel decreased by 5.3 percent, while intermediate consumption declined by 7.3 percent, and such decreases were offset by increased expenditure on investment (+12.5 percent).

The 2016 Stability Law4 has provided for the phasing out of the DSP as of 2016 by introducing the balanced budget rule for all territorial administrations. The phasing out of the DSP is a direct consequence of the enhancement of the budget rules agreed at a European level. In March 2012, with the signing of the Fiscal Compact, the EU Member States agreed to introduce the balanced budget principle into their national law; such principle provides for the obligation of ensuring the achievement of the Medium Term Objective (MTO), or, in any case, ensuring rapid convergence toward such objective.
This principle was adopted by Italy through Constitutional Law No. 1 enacted in April 2012 and the related law for implementation (Law No. 243 of 2012), approved by an absolute majority of both the Senate and the Chamber of Deputies. The balanced budget principle, as set by Article 81 of the Constitution, has been defined in structural terms at the level of general government (consistent with the definition used in the rules of the preventive arm of the

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3 Legislative Decree No. 118/2011, amended by Legislative Decree No. 126/2014.
4 Law No. 208/2015, Article 1, Paragraph 707, Paragraphs 709 to 713, Paragraphs 719 to 734.

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Stability and Growth Pact); for the local entities, the principle is defined in nominal terms5, since it is not possible to replicate, at a local level, the correction of the deficit for effects of the economic cycle which is done at a national level.
The 2016 Stability Law thus provides that the regions and local entities will need to achieve a non-negative balance between final revenue and final expenditure on an accruals basis in 2016; such balance is stated net of new loans or the repayment of loans. The equilibrium must be ensured in the planning phase (ex ante) and in the final accounts (ex post). The new rules regard all levels of local government: regions, provinces, metropolitan cities, municipalities and the autonomous provinces of Trento and Bolzano. The 2016 Stability Law has also provided for i) the continuing application in 2016 of the entities’ monitoring and certification obligations, with certification of the achievement of the 2015 targets required by the DSP to be sent to the Ministry of the Economy and Finance, and ii) the application of sanctions in the event in which the entities do not respect the DSP for 2015 or preceding years.
The rule applicable for 2016 is less stringent compared with that provided by the law for implementation of the balanced budget6, which requires the respect of four restrictions: a non-negative balance between final revenue and final expenditure, on an accruals basis and a cash basis, and a non-negative balance between current revenue and current expenditure, inclusive of the principal portions of loan amortisation instalments, on an accruals basis and a cash basis. These restrictions are to be respected in both the forecast and the final accounts.
The government’s decision to limit the scope of the new rule is based on the objective of allowing the local entities to tap cash liquidity already available, which were not employed due to the constraints of the DSP7. The balanced budget rule as reformulated in this manner is expected to generate expansionist effects for municipalities equivalent to €400 million in 2016, €200 million in 2017, and €75 million in 2018; such expansion should favour greater capital expenditure, on a basis consistent with the new interpretation of European fiscal rules (which aim to promote public expenditure for investment). The adoption of the balanced budget rule is instead likely to entail restrictive effects for the provinces (approximately €390 million in 2016, €190 million in 2017, and €65 million in 2018), and the regions (approximately €1.9 billion in 2016, €1.0 billion in 2017, and €0.7 billion in 2018), and thus entails a corresponding improvement in the net borrowing of such administrations.
The 2016 Stability Law confirms the so-called Solidarity Pacts, namely vertical and horizontal regional pacts through which metropolitan cities, provinces, and municipalities can benefit from greater financial leeway for investments respectively transferred from the region of origin and from other local entities; the law has also prioritised the assignment of the financial leeway transferred by the regions against applications made by municipalities with a population of up to 1,000 and municipalities created from mergers since 2011.

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5 Law No. 243/2012, Article 9.
6 Law No. 243/2012.
7 For additional detail, see the focus entitled ‘Public investment and moving beyond the restrictions of the Domestic Stability Pact’.

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The 2016 Stability Law also confirmed the Horizontal National Pact that allows for the redistribution of financial leeway between local entities at a national level.
These provisions for flexibility are designed to combine the balanced budget target with the need for reinstating public investments that are fundamental to the local and national economy. Instead, the incentive-based vertical flexibility, as previously provided by the DSP, has been eliminated, with subsidies no longer paid to the regions that provide financial flexibility to municipalities in their territories for the purpose of carrying out investment.
With reference to the balanced budget, it is important to note the exclusion of expenditure sustained by local government for school construction works financed from local government surpluses and borrowing. This exclusion is effective for up to €480 million for 2016. For 2016 only, the achievement of the balanced budget is computed with the inclusion of the Fondo Pluriennale Vincolato di Entrata e di Spesa (Restricted Long-Term Revenue and Expenditure Fund, RLTREF), with reference only to the portion contributed by the local entities8. This is a financial fund that ensures the coverage of expenditure appropriated to years following the year covered by the budget, consisting of resources that are already certain but allocated to the financing of the entities’ expenditure in periods after the one in which the revenue was assessed. The fund is thus a link between two or more fiscal years. The consideration of the RLTREF as part of income in the computation of the overall budget balance will also likely entail further expansionist effects to the benefit of the municipalities, quantified at approximately €600 million. Municipalities are the entities that account for most of the investment spending of local government, and consequently are the entities that make the most use of the RLTREF. The expansionist effects in favour of the provinces and metropolitan cities are instead more limited, and are estimated to amount to €70 million overall.
In accordance with the 2016 Stability Law, the sanctions applicable for the failure of local administrations to achieve a balanced budget will not be applied to the Regions of Friuli Venezia Giulia, Valle d’Aosta, Trentino Alto Adige and Sicily and the autonomous provinces of Trento and Bolzano, during the 2016-2017 transition phase.
In consideration of the performance of Italy’s economy, which is now more favourable than in years past, but is still below expectations, the government intends to reform Law No. 243 of 2012 in the next few months, so as to address the issue of a balanced budget from a long-term perspective. Attaining equilibrium between budget rules and the flexibility at the root of Italy’s economic-policy strategy is also to be ensured with respect to local government, with changes to reverse some of the rigidity that has impeded the planning of new investment in years past.

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8 The fund’s resources come from operating surpluses and from the borrowings of the entities.

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FOCUS
Public investment and moving beyond the restrictions of the Domestic Stability Pact

The recent debate recognises that the Domestic Stability Pact (DSP) has contributed to holding down deficits and stabilising the debt stock of local entities and, in general, has prompted more rigour on the part of local government leaders in budget preparation.

In recent years, however, the sources of local government financing have diminished, due to i) the reduction of transfers from higher levels of government and the suspension, pending the implementation of fiscal federalism, of the powers of local entities to increase local tax rates, ii) lower income for local urban projects and the sale of capital assets. Against this backdrop, the restrictions set by the DSP have limited the planning and execution of investments by many local administrations. The outcome has been the opposite of what was intended by lawmakers, who had hoped the introduction of the DSP would have stimulated local entities to reorganise their total expenditure, by reducing current expenditure and allocating more funds to investment9.

As shown by past data calculated on an accrual basis, the effort to hold down the net borrowing of local government became evident in 2007, with the deficit of local government going from 1.0 percent to 0.1 percent of GDP (see Figure R.1). The achievement of a budget surplus or near balanced budget in recent years has been accompanied by a major change in the mix of expenditure (see Figure R.2).

FIGURE R.1: LOCAL GOVERNMENT NET BORROWING AND DEBT (% of GDP)	FIGURE R.2: LOCAL GOVERNMENT INVESTMENT AND PRIMARY CURRENT EXPENDITURE (% of GDP)

Note: With the changeover to the ESA 2010, gross fixed investment also includes the change in inventories. Source: MEF elaborations on data compiled by ISTAT (29 October 2015) and Bank of Italy.

After steadily growing as a percentage of GDP for almost one decade, local government expenditure for investment began to decelerate in 2005, declining from 2 percent of GDP in 2004, to 1.2 percent in 2014, the lowest level of the past 20 years. In 2002, local government investment accounted for approximately 80 percent of public investment, while in 2014, it was less than 55 percent of the total. Instead, the primary current expenditure of local government in relation to GDP had a positive trend over the time horizon considered, with contractions observable only in the years 2007, 2010 and 2011. Such expenditure has stabilised at a level of around 13 percent of GDP in recent years.

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9 Grisolia E., ‘Survey on local finance’, hearing at the Chamber of Deputies (Budget, Treasury and Planning Commission), 28 January 2010.

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The reduction of local government investment can be associated with lower borrowing on the part of the entities, with Article 119 of the Constitution requiring local government to borrow only for financing investment expenditure10. With less borrowing, the growth of the debt stock of local government has slowed. After almost four years of remaining virtually stable, in 2013, local government debt began to decline, reaching 5.4 percent of GDP in 2015.

The trends described can be attributed first to the rigidity of the main items of current expenditure, such as expenditure for employee compensation. As such, the fiscal consolidation required by the DSP has been realized mostly through a contraction of investment spending, which is easier to suppress. The rigidity of current expenditure is, however, a common element for the expenditure of all of the public administrations, while the DSP rules, with their impact exclusively on local finance over the years, can more directly explain the scaling down of the investment spending of the regions, provinces and municipalities.

From 1999 to 2015 (the years when the DSP was in effect11), there were repeated legislative measures that changed the target variables and accounting criteria, introduced a penalty/rewards system and various exceptions, as dictated mostly by contingent needs for which extraordinary capital expenditures were required.

With more specific reference to the individual changes, it was in 2005 (the year when public investment started to contract) that capital expenditure was included in the expenditure aggregates subject to the ceilings set by the pact. In the previous years, from 1999 to 2004, the correction required of local government was expressed in terms of financial balance between final revenue and current expenditure only.
In 2007, the inclusion of capital expenditure in the computation of the reference aggregates was confirmed. The ceilings on final expenditure were abandoned, and there was a return to the target financial balance, calculated by considering final revenue and expenditure (cash basis and accruals basis). This revision resulted in only some of the restrictions of the DSP being made comparable to the Stability and Growth Pact restrictions, since the ceilings on final expenditure (net of healthcare expenditure, which is subject to the specific regulations of the Healthcare Pact) were kept in place for the regions.

The revision of the DSP rules in 2007 did not include cash inflows from borrowing in the computation of the target balance for municipalities and provinces, since such inflows were financial and classified outside of the final revenue category. Such exclusion was effectively a disincentive to debt-financed investment, since the balance would have included only the increase on the expenditure side.

The change that is believed to have further limited local government investment decisions came with the 2008 Budget Law12, when the budget objectives were defined by using different methodologies: current revenue and expenditure were valued on an accruals basis (assessments and commitments), while capital revenue and expenditure were valued on a cash basis (collections and payments). These different criteria explain one of the main factors for the decrease in investment spending, in terms of both payments and commitments. The introduction of this system caused an inevitable misalignment (in terms of the timing for recognition of expenditure) between i) the expenditure for investment appropriated in the forecast budget and ii) the margins allowed by the DSP. Therefore, there was an accumulation over time of resources committed to capital expenditure (especially

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10 The constitutional reform of 2011 also provided that the use of debt necessitated amortisation plans and that the debt was admissible on the condition that budget equilibrium would be respected for all of the entities of each region.
11 In 2015, the DSP was applicable to all entities, except for ordinary-statute regions and the Region of Sardinia for which the balanced budget rule had entered into effect, being moved ahead from 2016 to 2015.
12 Law No. 244/2007.

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for municipalities) that could not be actually paid because of cash restrictions. A recent study shows, in particular, that the use of this accounting system mainly penalised those municipalities that had a better financial situation, and namely, those entities that had cash balances that remained unemployed so that the municipalities would not violate the pact13.

This timing difference often prompted local governments to use available liquidity for paying past commitments (expenditure for the residuals account), while sacrificing payments related to capital expenditure commitments assumed in the same year. The contraction of the commitments for investment expenditure that resulted was in some cases greater than the contraction in payments. The evident drop in public investment as of 2005-2006 was a common phenomenon for the regions, provinces and municipalities, but the greatest reduction was seen with respect to municipal public investment, which declined from a high of 1.1 percent of GDP in 2004 to 0.5 percent of GDP in 2014 (see Figure R.3).

FIGURE R.3: INVESTMENTS OF REGIONS, PROVINCES AND MUNICIPALITIES (% of GDP)	FIGURE R.4: INVESTMENTS OF REGIONS, PROVINCES AND MUNICIPALITIES (% change y/y)

Note: With the changeover to the ESA 2010, gross fixed investment also includes the change in inventories. Source: MEF analyses using data compiled by ISTAT (29 October 2015) and Bank of Italy.

With the full-scale adoption of harmonised accounting in 201514, the DSP rules were revised, and provisions to the Fund for Doubtful Receivables could be included as current expenditure. This change has allowed for a renewed focus on local investment (+12.5 percent compared with 2014), with the emphasis now on reinforcing substantial budget equilibrium, on the one hand, and supporting precise planning of investments, on the other hand. The reform also entails the gradual reabsorption of the misalignment in timing between commitments (accruals basis) and payments. The new accounting criteria provide that local government investment spending is booked to the budget based on the state of completion of the works, namely, at the time when there is a legal obligation to pay the amount for the works executed.
With the balanced budget rule entering into effect in 2016, the DSP has been phased out. Lawmakers have definitely tried to reach a better balance between i) the need to achieve proper management of local public finances, and ii) the need to allow sufficient financial leeway for realising public investment, on a basis consistent with the changes introduced

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13 See Chiades P., Mengotto V., ‘Il calo degli investimenti nei Comuni tra Patto di Stabilità Interno e carenza di risorse’, QFE No. 210- Bank of Italy, November 2013.
14 Legislative Decree No. 118/2011, amended by Legislative Decree No. 126/2014.

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with the accounting harmonisation. A form of intra-regional flexibility has been envisioned for the purpose of boosting capital expenditure; this flexibility is similar to the mechanisms already in effect as part of the so-called Solidarity Pacts, conditional to the respect of overall targets at a regional level. In order to make the DSP operating mechanisms less rigid, the balanced budget for 2016 will be measured only on an accruals basis.

Healthcare Pact and ceilings on pharmaceutical expenditure

The regions’ spending on healthcare is subject to the rules contained in the Healthcare Pact, a three-year agreement negotiated between the State, regions and autonomous provinces of Trento and Bolzano. Through this pact (which has been in effect since 2000), the institutional parties involved agree on the amount of the resources to be appropriated for the financing of the National Healthcare Service (NHS) so as to ensure the resources necessary for medium-term planning. The pact also sets the instruments for governance of the healthcare sector, and the means for verifying the same.
The Healthcare Pact for the 2014-2016 three-year period signed on 10 July 2014 has defined the level of the State’s financing of the healthcare sector, and addressed issues related to the organisation and regulation of the NHS.
With the State-Regions agreement of 26 February 2015, the level of financing of the NHS, which was originally set at €112.0 billion for 2015 and €115.4 billion for 2016, was reduced to €109.7 billion for 2015 and €113.1 billion for 2016. This reduction was the result of the definition of the healthcare sector’s contribution to the overall budget of the regions, as provided by the 2015 Stability Law, which was quantified at approximately €2.34 billion as from 2015.
The 2016 Stability Law made another change to the financing of the NHS, setting it at €111 billion for 2016, which is above the level for 2015, but below the programmed level. As part of the implementation of the 2014-2016 Healthcare Pact, around €800 million of the financing of the NHS has been conditioned on the adoption of new Essential Levels of Care (ELC) to be outlined through a special Decree of the President of the Council of Ministers. For this purpose, the 2016 Stability Law provides for the establishment of a national commission to update the ELC and to promote the appropriateness in the NHS at the Ministry of Health. Such commission will proceed in evaluating the economic and scientific appropriateness of the healthcare services to be included in the ELC.
The adoption of stricter regulations regarding centralised procurement will facilitate the achievement of the savings on expenditure provided for 2016, by ensuring the reduction of unit purchase prices. The 2016 Stability Law provides that the entities of the NHS must purchase the types of goods and services identified in a Decree of the President of the Council of Ministers exclusively through regional procurement centres or CONSIP.
Another important aspect of the Healthcare Pact is the introduction of restructuring and deficit-reduction plans for those hospitals, including university hospitals, public institutions for hospitalisation and health, and other entities that provide hospitalisation and health services, which have significant cost-revenue

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Imbalances15 or do not meet specific quality and effectiveness parameters in providing their services. The entities identified by each region will be required present plans (for up to a three-year period) containing the corrective measures needed to re-establish earnings/financial balance or the appropriateness of services offered. The criteria for assessing divergence from the financial plan and qualitative standards will be outlined through a ministerial decree, taking into account the organisational characteristics of each region.
With reference to pharmaceutical expenditure, nothing has changed with regard to the ceilings on expenditure: the ceiling on territorial pharmaceutical expenditure is set at 11.35 percent of the State’s ordinary financing, while hospital pharmaceutical expenditure has a ceiling of 3.5 percent of the National Healthcare Fund16. Should the ceilings be violated, there is an automatic mechanism for correction, with pharmaceutical companies required to make paybacks to the regions.

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15 Cost-revenue imbalance of more than 10 percent of revenue, or at least equal to €10 million in absolute value.
16 The current ceilings were set by Legislative Decree No. 95/2012, converted by Law No. 135/2012.

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ECONOMIC AND FINANCIAL DOCUMENT 2016
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